082-04922




10015440

AR/S
12-31-09

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Annual Financial Statements

and

Audit Report of Certified Public Accountant

For the Years Ended

31 December 2009 and 2008

Audit Report of Certified Public Accountant

To the Shareholders of KASIKORNBANK PUBLIC COMPANY LIMITED

I have audited the accompanying consolidated and the Bank-only balance sheets as at 31 December 2009, and the related statements of income, changes in equity and cash flows for the year then ended of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits. The consolidated and the Bank-only financial statements of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, for year ended 31 December 2008 were audited by another auditor whose report dated 25 February 2009 expressed an unqualified opinion on those statements.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and the Bank-only financial statements referred to above present fairly, in all material respects, the financial positions as at 31 December 2009 and the results of operations and cash flows for the year then ended of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, in accordance with generally accepted accounting principles.

(Somboon Supasiripinyo)
Certified Public Accountant
Registration No. 3731

KPMG Phoomchai Audit Ltd.
Bangkok
18 February 2010

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2009 AND 2008

		Baht			
		Consolidated		The Bank	
	Note	31 December 2009	31 December 2008	31 December 2009	31 December 2008
ASSETS					
Cash		26,674,350,930	27,751,132,799	26,673,193,048	27,749,839,530
Interbank and money market items	6, 24				
Domestic items					
Interest bearing		51,485,375,364	187,222,528,611	50,859,165,489	187,163,373,182
Non-interest bearing		2,081,084,357	2,394,508,907	1,974,761,319	2,370,658,700
Foreign items					
Interest bearing		8,875,160,345	5,549,673,110	8,875,160,345	5,549,673,110
Non-interest bearing		942,051,504	1,624,097,788	942,051,504	1,624,097,788
Total Interbank and Money Market Items - net		63,383,671,570	196,790,808,416	62,651,138,657	196,707,802,780
Investments	7, 24				
Current investments - net		108,155,209,963	68,497,787,570	105,642,491,992	68,259,574,086
Long-term investments - net		146,681,827,164	34,233,331,066	84,748,287,313	34,084,314,271
Investments in subsidiaries and associated companies - net		146,882,426	213,919,871	17,055,309,339	9,474,176,919
Total Investments - net		254,983,919,553	102,945,038,507	207,446,088,644	111,818,065,276
Loans and accrued interest receivables	8, 9				
Loans		943,377,994,384	904,008,482,345	933,888,522,814	900,587,488,788
Accrued interest receivables		1,051,070,314	1,485,402,209	1,009,721,662	1,454,349,205
Total Loans and Accrued Interest Receivables		944,429,064,698	905,493,884,554	934,898,244,476	902,041,837,993
Less Allowance for doubtful accounts	10	(29,526,488,748)	(26,394,024,260)	(28,346,632,648)	(25,124,927,562)
Less Revaluation allowance for debt restructuring	11	(4,518,401,054)	(3,377,677,854)	(4,493,038,509)	(3,377,539,186)
Total Loans and Accrued Interest Receivables - net		910,384,174,896	875,722,182,440	902,058,573,319	873,539,371,245
Properties foreclosed - net	12	14,958,667,691	14,391,986,376	11,877,926,132	11,228,783,969
Customers' liability under acceptances		573,763,080	491,591,856	573,763,080	491,591,856
Premises and equipment - net	14	37,819,693,891	29,657,262,495	32,442,001,514	28,833,796,929
Leasehold - net		698,655,639	629,423,909	698,508,310	629,423,909
Intangible assets - net	15	13,455,432,275	8,594,267,296	10,123,216,641	7,282,806,133
Derivative assets		21,640,273,912	36,499,208,131	21,640,273,912	36,499,208,131
Other assets - net		13,959,483,682	10,572,197,078	10,329,267,334	8,771,533,215
Total Assets		1,358,532,087,119	1,304,045,099,303	1,286,513,950,591	1,303,552,222,973

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2009 AND 2008

		Baht			
		Consolidated		The Bank	
	Note	31 December 2009	31 December 2008	31 December 2009	31 December 2008
LIABILITIES AND EQUITY					
Deposits	16				
Deposits in baht		962,552,860,898	952,855,541,282	965,125,273,651	953,693,804,451
Deposits in foreign currencies		12,939,061,593	15,094,230,401	12,939,061,593	15,094,230,401
Total Deposits		975,491,922,491	967,949,771,683	978,064,335,244	968,788,034,852
Interbank and money market items	17				
Domestic items					
Interest bearing		39,508,226,674	11,738,122,859	40,526,583,397	12,271,554,753
Non-interest bearing		2,316,182,754	3,218,958,724	2,319,057,966	3,237,940,863
Foreign items					
Interest bearing		4,679,906,534	1,008,239,035	4,679,906,534	1,008,239,035
Non-interest bearing		481,069,327	334,378,816	481,069,327	334,378,816
Total Interbank and Money Market Items		46,985,385,289	16,299,699,434	48,006,617,224	16,852,113,467
Liabilities payable on demand		12,755,624,939	10,882,926,540	12,747,901,559	10,882,805,054
Borrowings					
Short-term borrowings	18	37,403,726,702	97,635,654,976	37,327,431,145	97,453,984,460
Long-term borrowings	19	41,567,027,283	40,523,226,790	41,567,027,283	40,523,226,790
Total Borrowings		78,970,753,985	138,158,881,766	78,894,458,428	137,977,211,250
Bank's liability under acceptances		573,763,080	491,591,856	573,763,080	491,591,856
Provisions		6,372,264,847	4,232,519,331	4,810,080,623	4,207,233,191
Derivative liabilities		25,109,235,642	32,186,828,380	25,109,142,165	32,186,828,380
Life policy reserve		59,914,391,609	-	-	-
Other liabilities		20,402,655,610	20,180,285,950	16,351,178,830	18,860,455,520
Total Liabilities		1,226,575,997,492	1,190,382,504,940	1,164,557,477,153	1,190,246,273,570

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2009 AND 2008

		Baht			
		Consolidated		The Bank	
	Note	31 December 2009	31 December 2008	31 December 2009	31 December 2008
Equity					
Share capital					
Authorized share capital	20				
3,048,614,697 ordinary shares, Baht 10 par value		30,486,146,970	30,486,146,970	30,486,146,970	30,486,146,970
Issued and paid-up share capital					
2,393,260,193 ordinary shares, Baht 10 par value		23,932,601,930	23,932,601,930	23,932,601,930	23,932,601,930
Premium on ordinary shares		18,103,109,977	18,103,109,977	18,103,109,977	18,103,109,977
Appraisal surplus on asset revaluation	14	10,766,987,450	10,941,912,694	10,766,987,450	10,941,912,694
Revaluation surplus on investments	7	1,486,966,754	2,207,073,191	1,367,827,452	2,207,793,632
Retained earnings					
Appropriated					
Legal reserve		3,050,000,000	3,050,000,000	3,050,000,000	3,050,000,000
Unappropriated		65,726,723,008	55,427,843,126	64,735,946,629	55,070,531,170
Total equity attributable to equity holders of the Bank		123,066,389,119	113,662,540,918	121,956,473,438	113,305,949,403
Minority interests		8,889,700,508	53,445	-	-
Total Equity		131,956,089,627	113,662,594,363	121,956,473,438	113,305,949,403
Total Liabilities and Equity		1,358,532,087,119	1,304,045,099,303	1,286,513,950,591	1,303,552,222,973
Off-balance sheet items - contingencies	25				
Aval to bills and guarantees of loans		2,454,272,557	1,563,959,968	2,454,272,557	1,563,959,968
Liability under unmatured import bills		7,542,166,813	5,643,988,027	7,542,166,813	5,643,988,027
Letters of credit		21,152,003,365	17,165,132,860	21,152,003,365	17,165,132,860
Other contingencies		2,779,690,360,704	2,250,537,454,088	2,779,609,549,843	2,250,262,913,827



(Pol.Gen. Pow Sarasin)

Vice Chairman



(Banthoon Lamsam)

Director and Chief Excutive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

	Note	Baht			
		Consolidated		The Bank	
		2009	2008	2009	2008
Interest and dividend income					
Loans		48,076,475,458	52,050,182,376	49,348,763,226	53,055,815,112
Interbank and money market items		1,483,861,220	2,100,605,881	1,478,664,609	2,099,150,462
Finance leases		2,485,470,074	1,863,885,174	-	-
Investments		4,350,512,739	4,115,286,384	5,024,286,779	4,552,955,980
Total interest and dividend Income		56,396,319,491	60,129,959,815	55,851,714,614	59,707,921,554
Interest expense					
Deposits		8,918,074,447	14,368,772,601	8,917,714,896	14,372,319,474
Interbank and money market items		606,421,223	290,181,636	610,878,390	293,625,738
Short-term borrowings		1,365,798,946	1,901,699,436	1,376,595,819	1,922,916,526
Long-term borrowings		2,131,047,551	1,133,071,568	2,143,502,107	1,115,987,564
Total interest expense		13,021,342,167	17,693,725,241	13,048,691,212	17,704,849,302
Net income from interest and dividends		43,374,977,324	42,436,234,574	42,803,023,402	42,003,072,252
Bad debt and doubtful accounts	10	6,435,987,562	4,547,011,463	6,335,186,525	4,464,604,424
Loss on debt restructuring	11	2,966,728,521	3,241,522,612	2,953,684,789	3,231,966,770
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		33,972,261,241	34,647,700,499	33,514,152,088	34,306,501,058
Non-interest income					
Gain on investments	7	745,410,584	1,570,872,008	733,932,142	1,546,846,977
Share of profit from investments on equity method	7	7,962,446	36,008,888	-	-
Fees and service income					
Acceptances, aval and guarantees		1,354,269,395	1,209,618,626	1,354,269,395	1,209,618,626
Others		18,188,860,554	15,760,724,870	16,102,122,206	13,810,978,284
Gain on exchanges		3,870,706,349	3,279,451,166	3,869,930,920	3,278,475,942
Net premium written		2,193,385,147	-	-	-
Other income		922,182,853	732,973,552	752,859,717	719,819,536
Total non-interest income		27,282,777,328	22,589,649,110	22,813,114,380	20,565,739,365
Non-interest expenses					
Personnel expenses		13,530,883,707	12,341,345,995	10,872,343,018	10,219,082,177
Premises and equipment expenses	14	8,315,915,989	6,843,074,456	8,800,816,027	7,338,938,371
Taxes and duties		2,102,582,791	2,217,313,807	2,043,865,943	2,166,068,758
Fees and service expenses		4,515,131,728	4,152,824,076	4,703,039,542	3,963,521,250
Directors' remuneration		92,567,264	97,075,045	92,117,264	91,075,045
Contributions to Financial Institutions Development Fund and Deposit Protection Agency		3,567,344,690	3,256,905,553	3,567,344,690	3,256,905,553
Underwriting expenses		1,926,809,869	-	-	-
Other expenses		6,092,920,915	6,151,062,657	6,396,873,171	6,505,756,118
Total non-interest expenses		40,144,156,953	35,059,601,589	36,476,399,655	33,541,347,272
Income before income tax		21,110,881,616	22,177,748,020	19,850,866,813	21,330,893,151
Income tax expense		6,168,724,307	6,844,479,399	5,565,228,761	6,523,595,109
Net income		14,942,157,309	15,333,268,621	14,285,638,052	14,807,298,042
Net income attributable to:					
Equity holders of the Bank		14,891,787,772	15,333,265,312	14,285,638,052	14,807,298,042
Minority interest		50,369,537	3,309	-	-
Net income		14,942,157,309	15,333,268,621	14,285,638,052	14,807,298,042
Basic earnings per share	20	6.22	6.41	5.97	6.19
Weighted average number of ordinary shares (shares)	20	2,393,260,193	2,393,122,000	2,393,260,193	2,393,122,000



(Pol.Gen. Pow Sarasin)
Vice Chairman



(Banthoon Lamsam)
Director and Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

	Note	Baht								
		Consolidated								
		Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (deficit) on Investments	Retained Earnings		Total equity attributable to equity holders of the Bank	Minority Interests	Total
						Appropriated Legal Reserve	Unappropriated			
Balance as of 1 January 2008		23,882,023,170	18,012,978,628	9,741,700,884	568,261,240	2,920,000,000	44,870,320,954	99,995,284,876	49,630	99,995,334,506
Appraisal surplus on asset revaluation	14	-	-	1,205,256,334	-	-	168,642,844	1,373,899,178	-	1,373,899,178
Others		-	-	(5,044,524)	-	-	(27,865,598)	(32,910,122)	-	(32,910,122)
Revaluation surplus on investments		-	-	-	1,638,811,951	-	-	1,638,811,951	506	1,638,812,457
Income recognised directly in equity		-	-	1,200,211,810	1,638,811,951	-	140,777,246	2,979,801,007	506	2,979,801,513
Net income		-	-	-	-	-	15,333,265,312	15,333,265,312	3,309	15,333,268,621
Total recognised income		-	-	1,200,211,810	1,638,811,951	-	15,474,042,558	18,313,066,319	3,815	18,313,070,134
Dividend paid	23	-	-	-	-	-	(4,786,520,386)	(4,786,520,386)	-	(4,786,520,386)
Ordinary shares		50,578,760	-	-	-	-	-	50,578,760	-	50,578,760
Premium on ordinary shares		-	90,131,349	-	-	-	-	90,131,349	-	90,131,349
Legal reserve		-	-	-	-	130,000,000	(130,000,000)	-	-	-
Ending balance as of 31 December 2008		23,932,601,930	18,103,109,977	10,941,912,694	2,207,073,191	3,050,000,000	55,427,843,126	113,662,540,918	53,445	113,662,594,363
Balance as of 1 January 2009		23,932,601,930	18,103,109,977	10,941,912,694	2,207,073,191	3,050,000,000	55,427,843,126	113,662,540,918	53,445	113,662,594,363
From business combination	7.6	-	-	-	-	-	-	-	8,631,411,473	8,631,411,473
Appraisal surplus on asset revaluation	14	-	-	(166,297,793)	-	-	166,297,793	-	-	-
Others		-	-	(8,627,451)	-	-	27,314,703	18,687,252	-	18,687,252
Revaluation (deficit) surplus on investments		-	-	-	(720,106,437)	-	-	(720,106,437)	207,869,810	(512,236,627)
Income (expense) recognised directly in equity		-	-	(174,925,244)	(720,106,437)	-	193,612,496	(701,419,185)	8,839,281,283	8,137,862,098
Net income		-	-	-	-	-	14,891,787,772	14,891,787,772	50,369,537	14,942,157,309
Total recognised income and expense		-	-	(174,925,244)	(720,106,437)	-	15,085,400,268	14,190,368,587	8,889,650,820	23,080,019,407
Dividend paid	23	-	-	-	-	-	(4,786,520,386)	(4,786,520,386)	-	(4,786,520,386)
Others		-	-	-	-	-	-	-	(3,757)	(3,757)
Ending balance as of 31 December 2009		23,932,601,930	18,103,109,977	10,766,987,450	1,486,966,754	3,050,000,000	65,726,723,008	123,066,389,119	8,889,700,508	131,956,089,627

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

	Note	Baht						
		The Bank						
		Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (deficit) on Investments	Retained Earnings		Total equity attributable to equity holders of the Bank
						Appropriated Legal Reserve	Unappropriated	
Balance as of 1 January 2008		23,882,023,170	18,012,978,628	9,741,700,884	567,324,250	2,920,000,000	45,011,110,670	100,135,137,602
Appraisal surplus on asset revaluation	14	-	-	1,205,256,334	-	-	168,642,844	1,373,899,178
Others		-	-	(5,044,524)	-	-	-	(5,044,524)
Revaluation surplus on investments		-	-	-	1,640,469,382	-	-	1,640,469,382
Income recognised directly in equity		-	-	1,200,211,810	1,640,469,382	-	168,642,844	3,009,324,036
Net income		-	-	-	-	-	14,807,298,042	14,807,298,042
Total recognised income		-	-	1,200,211,810	1,640,469,382	-	14,975,940,886	17,816,622,078
Dividend paid	23	-	-	-	-	-	(4,786,520,386)	(4,786,520,386)
Ordinary shares		50,578,760	-	-	-	-	-	50,578,760
Premium on ordinary shares		-	90,131,349	-	-	-	-	90,131,349
Legal reserve		-	-	-	-	130,000,000	(130,000,000)	-
Ending balance as of 31 December 2008		23,932,601,930	18,103,109,977	10,941,912,694	2,207,793,632	3,050,000,000	55,070,531,170	113,305,949,403
Balance as of 1 January 2009		23,932,601,930	18,103,109,977	10,941,912,694	2,207,793,632	3,050,000,000	55,070,531,170	113,305,949,403
Appraisal surplus on asset revaluation	14	-	-	(166,297,793)	-	-	166,297,793	-
Others		-	-	(8,627,451)	-	-	-	(8,627,451)
Revaluation deficit on investments		-	-	-	(839,966,180)	-	-	(839,966,180)
Income (expense) recognised directly in equity		-	-	(174,925,244)	(839,966,180)	-	166,297,793	(848,593,631)
Net income		-	-	-	-	-	14,285,638,052	14,285,638,052
Total recognised income and expense		-	-	(174,925,244)	(839,966,180)	-	14,451,935,845	13,437,044,421
Dividend paid	23		-	-	-	-	(4,786,520,386)	(4,786,520,386)
Ending balance as of 31 December 2009		23,932,601,930	18,103,109,977	10,766,987,450	1,367,827,452	3,050,000,000	64,735,946,629	121,956,473,438

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

		Baht			
		Consolidated		The Bank	
	Note	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES					
Income before income tax		21,110,881,616	22,177,748,020	19,850,866,813	21,330,893,151
Add (Less) Adjustments to reconcile income before income tax to net cash from operating activities					
Depreciation and amortization		3,010,636,577	2,889,766,527	2,729,363,884	2,482,772,889
Bad debt and doubtful accounts		7,015,521,097	4,592,476,280	6,867,092,326	4,464,604,424
Loss on debt restructuring		2,966,728,521	3,241,522,612	2,953,684,789	3,231,966,770
Interest income from amortization of revaluation allowance for debt restructuring		(275,636,823)	(167,623,985)	(272,452,204)	(165,502,386)
(Gain) loss foreign exchange translation of long-term borrowings		(267,161,192)	235,300,000	(267,161,192)	235,300,000
Loss (gain) on revaluation of investments		69,898,884	(70,032,302)	72,223,374	(70,032,302)
Reversal of loss on impairment of investments in general investments		(16,634,144)	(414,398,386)	(16,634,144)	(428,622,640)
Reversal of loss on impairment of investments in associated company		(355,100,000)	-	(355,100,000)	-
Gain on disposal of securities for investment		(532,997,263)	(669,455,000)	(523,409,948)	(637,444,021)
Loss on disposal of securities in associated company		354,100,000	-	354,100,000	-
Amortization of discount on debt instruments		(6,034,631,245)	(1,507,713,248)	(6,050,246,118)	(1,507,447,541)
Loss on general investments write off		3,250,000	-	3,250,000	-
(Gain) loss on impairment of investments in receivables		(16,638,730)	71,405,840	(15,971,146)	52,314,181
Loss on impairment of properties foreclosed		573,956,212	430,399,855	476,437,966	385,814,601
Loss (reversal of loss) on impairment of other assets		109,850,593	(58,508,152)	111,798,143	(58,339,517)
Loss on sales of loans		-	299,579,718	-	299,579,718
Gain on disposal of premises and equipment		(15,766,716)	(470,373)	(770,300)	(2,081,545)
Reversal of loss on impairment of premises and equipment		(12,996,399)	(102,522,057)	(12,996,399)	(102,522,057)
Gain on transfer of financial assets		-	(950,750)	-	-
Share of profit from investments on equity method		(7,962,446)	(36,008,888)	-	-
Negative goodwill		(59,036,951)	-	-	-
Dividend income from associated companies		75,000,000	22,785,000	-	-
Effect from full consolidation	2	-	426,701,786	-	-
Amortization of discount on promissory note receivables		(21,569,589)	(26,759,695)	(9,372,964)	(9,195,941)
Amortization of discount on debentures		3,392,331	3,353,925	3,392,331	3,353,925
Increase (decrease) in other accrued expenses		1,142,195,292	(157,388,560)	120,824,978	52,105,111
Increase in other reserves		789,756,316	1,113,744,113	590,782,781	1,113,744,113
		29,609,035,941	32,292,952,280	26,609,702,970	30,671,260,933
Net income from interest and dividends		(43,374,977,324)	(42,436,234,574)	(42,803,023,402)	(42,003,072,252)
Proceeds from interest and dividends		55,874,530,416	60,266,264,019	58,453,020,820	59,690,074,729
Interest paid		(15,525,119,351)	(16,492,308,284)	(15,550,428,484)	(16,506,065,124)
Income tax paid		(5,912,672,022)	(6,837,647,687)	(5,980,952,675)	(6,540,198,324)
Income from operations before changes in operating assets and liabilities		20,670,797,660	26,793,025,754	20,728,319,229	25,311,999,962
(Increase) decrease in operating assets					
Interbank and money market items (assets)		135,884,321,836	(140,324,422,002)	133,993,259,332	(140,717,485,325)
Securities purchased under resale agreements		-	10,700,000,000	-	10,700,000,000
Investment for trading		(451,099,626)	(4,526,342,001)	(448,499,528)	(4,526,342,001)
Loans		(44,601,904,780)	(148,364,390,336)	(42,192,689,401)	(145,669,652,875)
Properties foreclosed		4,521,134,316	3,672,037,775	3,365,874,206	2,763,288,327
Other assets		14,832,985,569	(19,258,749,669)	10,944,174,106	(20,408,884,823)

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

		Baht			
		Consolidated		The Bank	
	Note	2009	2008	2009	2008
Increase (decrease) in operating liabilities					
Deposits		7,542,150,808	184,127,864,334	9,276,300,392	184,380,380,578
Interbank and money market items (liabilities)		30,685,685,856	4,725,546,220	31,154,503,757	5,142,295,064
Liabilities payable on demand		1,872,698,399	(233,839,004)	1,865,096,505	(233,960,490)
Short-term borrowings		(60,231,928,274)	58,560,768,089	(60,126,553,315)	58,775,646,858
Other liabilities		(6,635,449,018)	25,488,990,341	(6,137,973,775)	25,337,499,986
Net cash provided by operating activities		104,089,392,746	1,360,489,501	102,421,811,508	854,785,261
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		188,897,549,627	90,105,118,197	188,270,389,461	89,933,134,194
Proceeds from redemption of held to maturity debt instruments		7,937,361,020	2,107,043,954	4,489,038,407	1,927,029,434
Proceeds from disposal of general investments		66,916,206	656,268,495	56,347,752	650,724,045
Proceeds from disposal of investments in associated company		1,000,000	-	1,000,000	-
Proceeds from collection of investments in receivables		69,748,882	266,468,763	68,622,253	37,506,063
Purchase of available for sale investments		(277,224,145,770)	(91,960,143,391)	(275,227,588,900)	(91,570,914,666)
Purchase of held to maturity debt instruments		(3,505,988,724)	(419,325,600)	(368,642,556)	(419,325,600)
Purchase of general investments		(92,357,801)	(119,654,317)	(62,607,801)	(118,654,317)
Business acquisition		(7,534,221,310)	-	(7,534,211,310)	-
Proceeds from disposal of premises and equipment		21,003,226	4,848,048	776,983	6,089,469
Purchase of premises and equipment		(6,434,679,542)	(5,753,503,315)	(5,858,267,322)	(5,133,677,454)
Proceeds from disposal of intangible assets		-	5,863,213	-	-
Purchase of intangible assets		(3,889,409,396)	(3,167,109,343)	(3,854,363,924)	(3,081,109,760)
Net cash used in investing activities		(101,687,223,582)	(8,274,125,296)	(100,019,506,957)	(7,769,198,592)
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase in long-term borrowings		1,307,569,353	21,259,668,642	1,307,569,353	21,259,668,642
Increase in share capital		-	50,578,760	-	50,578,760
Increase in premium on share capital		-	90,131,349	-	90,131,349
Dividend payments	23	(4,786,520,386)	(4,786,520,386)	(4,786,520,386)	(4,786,520,386)
Net cash (used in) provided by financing activities		(3,478,951,033)	16,613,858,365	(3,478,951,033)	16,613,858,365
Net (decrease) increase in cash and cash equivalents		(1,076,781,869)	9,700,222,570	(1,076,646,482)	9,699,445,034
Cash and cash equivalents at the beginning of the year	5	27,751,132,799	18,050,910,229	27,749,839,530	18,050,394,496
Cash and cash equivalents at the end of the year	5	26,674,350,930	27,751,132,799	26,673,193,048	27,749,839,530

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

These notes form an integral part of the financial statements.

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand on 9 February 1976. The registered office of the Bank is at 1 Soi Ratburana 27/1, Ratburana Road, Ratburana, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain majors cities overseas.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding of the Bank Direct and Indirect	
	31 December 2009	31 December 2008
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	100.00	100.00
Kasikorn Research Center Co., Ltd. ("KResearch")	100.00	100.00
Kasikorn Asset Management Co., Ltd. ("KAsset")	100.00	100.00
Kasikorn Securities Public Co., Ltd. ("KSecurities")	99.99	99.99
Kasikorn Factory and Equipment Co., Ltd. ("KF&E") (Formerly : Kasikorn Factoring Co., Ltd.)	100.00	100.00
Kasikorn Leasing Co., Ltd. ("KLeasing")	100.00	100.00
Progress Land and Buildings Co., Ltd. ("PLB")	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd. ("KHAO KLA")	100.00	100.00
K-SME Venture Capital Co., Ltd. ("K-SME")	100.00	100.00
Progress Gunpai Co., Ltd.	100.00	100.00
Progress Plus Co., Ltd.	100.00	100.00
Progress Facilities Management Co., Ltd.	100.00	100.00
Progress Management Co., Ltd.	100.00	100.00
Progress Software Co., Ltd.	100.00	100.00
Progress Storage Co., Ltd.	100.00	100.00
Progress Service Support Co., Ltd.	100.00	100.00
Progress Service Co., Ltd.	100.00	100.00
Progress HR Co., Ltd.	100.00	100.00
Progress Appraisal Co., Ltd.	100.00	100.00
Progress Collection Co., Ltd.	100.00	100.00
Progress Training Co., Ltd.	100.00	-

	% Shareholding of the Bank	
	Direct and Indirect	
	31 December 2009	31 December 2008
Thanyathanathavee Co., Ltd.[1)]	100.00	-
Thanyathamrongkij Co., Ltd.[1)]	100.00	-
Thanyanithiwattana Co., Ltd.[1)]	100.00	-
Ruang Khao Phuean Thai Joint Investment Agreement[1)]	100.00	-
Muang Thai Group Holding Co., Ltd.[1)]	51.00	-
Muang Thai Life Assurance Co., Ltd.[1)]	38.25	-
Muang Thai Broker Co., Ltd.[1)]	49.98	-

[1)] See Note 7.6

Phethai Asset Management Company Limited is a company registered in the Kingdom of Thailand and was approved by the Bank of Thailand (BoT) on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 400/22 Kasikornbank Building, Floor 4, Phaholyothin Road, Samsennai, Phayathai, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Kasikorn Research Center Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 2 and 7 Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Asset Management Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252/6 Muang Thai-Phatra Tower 1, Floor 30 - 32, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main business is assets and funds management.

Kasikorn Securities Public Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are securities and investment banking.

Kasikorn Factory and Equipment Company Limited (changed its name from Kasikorn Factoring Company Limited on 25 December 2009.) is a company which is registered in the Kingdom of Thailand and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses, including factoring, finance leases, operating leases and hire purchase.

Kasikorn Leasing Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are leasing and hire purchase.

Progress Land and Buildings Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

KHAO KLA Venture Capital Management Company Limited, 100% held by Kasikorn Asset Management Company Limited, is a company which is registered in the Kingdom of Thailand and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is securities investment management.

K-SME Venture Capital Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is venture capital.

Progress Gunpai Company Limited is a company which is registered in the Kingdom of Thailand and is located at 47/7, Kasikornbank Building, Floor 3, Mu 3, Tambon Ban Mai, Pak Kret District, Nontaburi. The company's main businesses are to provide transportation service of cash and valuable assets to the Bank, including cash count service, packing and change of cash to Automatic Teller Machines.

Progress Plus Company Limited is a company which is registered in the Kingdom of Thailand and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main businesses are to deal in the business of agency/brokerage sales of inventories and/or service, contractor, particularly office stationery, printing matters and other goods.

Progress Facilities Management Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide building management services to the Bank and related parties.

Progress Management Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is engaged as the custodian and management of assets, received from debt settlement of the Bank including related parties' assets which have been transferred in, in order to keep these assets in good condition for sale or rent.

Progress Software Company Limited is a company which is registered in the Kingdom of Thailand and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main business is to render the service of designing computer program, and training in the use of hardware and software.

Progress Storage Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide inventory management services, used as collateral for bank loans.

Progress Service Support Company Limited is a company which is registered in the Kingdom of Thailand and is located at 47/7, Kasikornbank Building, Floor 9, Mu 3, Tambon Ban Mai, Pak Kret District, Nontaburi. The company's main business is to provide information relating the Bank's products and services through customer relationship channels, including selling and marketing via telephone banking.

Progress Service Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide drivers , security guards , cleaners and other related services for the Bank and related parties.

Progress HR Company Limited is a company which is registered in the Kingdom of Thailand and is located at 1019/15 Kasikornbank Building, Sanampao Branch, Floor 2-3, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company main business is to provide outsourced employee services to the Bank and related parties.

Progress Appraisal Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to appraise assets.

Progress Collection Company Limited is a company which is registered in the Kingdom of Thailand and is located at 1 Soi Ratburana 27/1, Ratburana Road, Ratburana, Bangkok. The company's main businesses are collection and debt restructuring for consumer and corporate loans of the Bank and its subsidiaries.

Progress Training Company Limited is a company which is registered in the Kingdom of Thailand on 9 April 2009, and is located at 1 Soi Ratburana 27/1, Ratburana Road, Ratburana, Bangkok. The company's main business are offering of training services to develop the skills of its employees of the Bank and its subsidiaries.

Thanyathanathavee Company Limited is a company which was registered in the Kingdom of Thailand on 11 November 2009, and is located at 1 Soi Kasikornthai, Ratburana Road, Ratburana, Bangkok. The company's main business is investment in other companies.

Thanyathamrongkij Company Limited is a company which was registered in the Kingdom of Thailand on 11 November 2009, and located at 1 Soi Kasikornthai, Ratburana Road, Ratburana, Bangkok. The company's main business is investment in other companies.

Thanyanithiwattana Company Limited is a company which was registered in the Kingdom of Thailand on 12 November 2009, and is located at 1 Soi Kasikornthai, Ratburana Road, Ratburana, Bangkok. The company's main business is investment in other companies.

Ruang Khao Phuean Thai Joint Investment Agreement was agreed between Thanyathanathavee Company Limited and Thanyathamrongkij Company Limited on 12 November 2009, pursuant to the regulations under the Life Insurance Act B.E. 2535 as amended. The objective of this agreement is investment in other companies.

Muang Thai Group Holding Company Limited (changed its name from Muangthai Fortis Holding Company Limited on 31 July 2009) is a company which was registered in the Kingdom of Thailand on 26 July 1999 and is located at 250 Muang Thai Life Assurance Building, Floor 8, Ratchadapisek Road, Huaykwang, Huaykwang, Bangkok. The company's main businesses is investment in other companies.

Muang Thai Life Assurance Company Limited was a company which was registered in the Kingdom of Thailand on 1 February 1951 and is located at 250 Ratchadapisek Road, Huaykwang, Huaykwang, Bangkok. The company's main business is providing life insurance.

Muang Thai Broker Company Limited is a company which was registered in the Kingdom of Thailand on 12 March 2008, and is located at 252/1 Ratchadapisek Road, Huaykwang, Huaykwang, Bangkok. The company's main business is commission from life insurance.

2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

2.1 Basis of preparation of the financial statements

The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) notification number SOR NOR SOR 70/2551, dated 3 August 2008, titled "Preparation and announcement of the financial statements of commercial banks and holding companies which are parent company of group of companies offering financial services" and in accordance with Thai Accounting Standards ("TAS") and Thai Financial Reporting Standards ("TFRS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and with generally accepted accounting principles in Thailand.

The financial statements are presented in Thai Baht, rounded in the notes to the financial statements to the nearest million and are prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

Business combinations

Business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given equity securities issued and identifiable liabilities incurred or assumed at the date of exchange.

Subsidiaries

Subsidiaries are those entities controlled by the Bank and its subsidiaries. Control exists when the Bank and its subsidiaries have the power, directly and indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Transaction eliminated on consolidation

Intra-entity balances and transactions, and any unrealized income or expenses arising from intra-entity transaction, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment of the extent of the Bank's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The consolidated financial statements prior to the period ended 31 December 2008 exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The consolidated financial statements for the year ended 31 December 2009 and 2008 include all financial statements of the Bank's subsidiaries.

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

2.2 Use of estimates and judgements

The preparation of financial statements in conformity with TAS and TFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which estimates are revised and in any future period affected.

In particular, information about the significant impact of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described in note 4 significant accounting policies and in the following notes:

Note	7	Investments
	9	Troubled debt restructuring
	10	Allowance for doubtful accounts
	11	Revaluation allowance for debt restructuring
	12	Properties foreclosed, net
	14	Premises and equipment, net
	15	Intangible assets, net
	18	Short-term borrowings
	19	Long-term borrowings
	25	Commitments
	28	Capital commitments and long-term agreements
	30	Financial instruments

3 REVISED THAI ACCOUNTING STANDARDS

On 15 May 2009, the FAP announced (Announcement No.12/2009) the re-numbering of TAS to the same numbers as the International Accounting Standards ("IAS") on which the TAS/TFRS are based.

The Bank and its subsidiaries have adopted the following revised TAS/TFRS and accounting guidance which were issued by the FAP during 2008 and 2009 and effective for annual accounting periods beginning on or after 1 January 2009:

TAS 36 (revised 2007)	*Impairment of Assets*
TFRS 5 (revised 2007)	*Non-current Assets Held for Sale and Discontinued Operations (formerly TAS 54)*

Framework for the Preparation and Presentation of Financial Statements (revised 2007) (effective on 26 June 2009)

Accounting Guideline on Accounting Record for Leasehold Right (effective on 26 June 2009).

Accounting Guideline on Business Combinations Involving Entities under Common Control.

The adoption of these revised TAS/TFRS and accounting guidance does not have any material impact on the consolidated and the Bank only financial statements. See reclassification from the application of such accounting guideline in note 31.

The FAP has issued during 2009 a number of new and revised TAS/TFRS which are not currently effective and have not been adopted in the preparation of these financial statements. These new and revised TAS/TFRS are disclosed in note 33.

4 SIGNIFICANT ACCOUNTING POLICIES

4.1 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in the process of collection.

4.2 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the Bank only financial statements are accounted for using the cost method.

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss being recognized in the statement of income.

Investments in debt instruments that the Bank and its subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity are classified as available-for-sale investments and are stated at fair value with any resultant gain or loss being recognized directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognized in the statement of income. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is accounted for in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognized in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the reporting date.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net asset value as of the reporting date.

Investments in government securities and state enterprises securities guaranteed by the government, classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Market Association Government Bond Yield Curve as of the reporting date. State enterprises securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Market Association as of reporting date. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Investments in receivables

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, in accordance with the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as a gain or loss on transfer of financial assets in the statement of income.

Impairment

An impairment review of investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Revenue recognition

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognized in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

4.3 Loans

Except in the case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

4.4 Allowance for doubtful accounts

The Bank and certain subsidiaries which are credit institutions and asset management company have allowance for doubtful accounts that is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the nature of loans and the relevant factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general relevant factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loans, the allowance is determined on a case by case basis while the allowance for retail loans is determined on a portfolio basis for portfolios with similar risk characteristics.

Based on BoT's regulations, the Bank and certain subsidiaries which are credit institutions and asset management company have classified their loan portfolios into six categories, primarily based on the non-accrual period. For loans classified as pass and special-mention, the calculation of allowances for doubtful accounts is based on the regulatory minimum percentage requirement, taking into consideration the collateral value, where the collateral type and date of the latest appraisal are qualifying factors. For loans classified as sub-standard, doubtful and doubtful of loss, the allowances on these accounts will be set at 100 percent for the difference between the outstanding book value of the debt and the present value of future cashflows expected to be received or the expected proceeds from the disposal of collateral in accordance with the BoT's regulations.

Allowance for doubtful accounts of factoring subsidiary which has credit risk guarantee with other insurance companies is established in accordance with the Bank of Thailand's notification.

Allowance for doubtful accounts established during the period are recognized as bad debt and doubtful accounts expense in the statement of income. Bad debt recovery is recognized as income and is presented net of bad debt and doubtful accounts expense in the statement of income.

The life insurance subsidiary has allowance for doubtful accounts based on the estimated loss that may incur in collection of the premium due, determined by collection experience, review of premium due aging and value of collateral of each receivable.

4.5 Troubled debt restructuring

The Bank and the asset management subsidiary record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with a high probability of default on their contractual obligations and agreement. In this latter case, the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

4.6 Properties foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

4.7 Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the reporting date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset. The remainder is recognized as an expense for that period.

Upon disposal, any related revaluation surplus is transferred directly from the revaluation reserve to retained earnings and is not taken into account when calculating the gain or loss on disposal.

- Leased assets

Leases under which the Bank and its subsidiaries assume all the risk and rewards of ownership are substantially classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of premises and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the statement of income over the estimated useful lives of each item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	20-50 years
Buildings on rented land	upon rental contract
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

4.8 Leasehold

Leasehold is presented at cost net accumulated amortization. The amortization is calculated using the straight-line method over the lease periods.

4.9 Intangible assets

- Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

- goodwill and negative goodwill, carried in the financial statements that arose from a business combination for which the agreement date was before 1 January 2008, are stated at cost less accumulated amortization as of 31 December 2007 and impairment losses.
- goodwill arising from a business combination for which the agreement date begins on or after 1 January 2008, are stated at cost less accumulated impairment losses. Negative goodwill is recognized as income in the statement of income in the year of the business combination.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- Amortization

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each reporting date. Other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Software licenses	5-15 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

4.10 Impairment

The carrying amounts of the Bank and its subsidiaries' assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. For goodwill, the recoverable amount is estimated at each reporting date, and as and when indicators of impairment are identified.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the value of the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the statement of income even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the statement of income is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the statement of income.

Calculation of recoverable amount

The recoverable amount of held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of the estimated future cash flows discounted at the original effective interest rate. Receivables with a short duration are not discounted.

The recoverable amount of available-for-sale financial assets is calculated by reference to the fair value.

The recoverable amount of a non-financial asset is the greater of the asset's value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of a financial asset is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. For financial assets carried at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

An impairment loss in respect of goodwill is not reversed. Impairment losses recognised in prior periods in respect of other non-financial assets are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

4.11 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

4.12 Provisions

A provision is recognized in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, Letters of Indemnity - Borrowing, Other Guarantees and Letters of Credit, etc. A provision is recognized when the transactions relate to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provisions have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

4.13 Life premium reserve

a) Life assurance policy reserve represents the accumulated total liability for policies in force on the reporting date. Life assurance policy reserve is calculated according to the procedures prescribed by the Regulation on Life Assurance Policy Reserve as promulgated by the Ministry of Commerce on 23 November 2001, and is based on current assumptions.

The main assumptions used relate to mortality and interest rate. The life insurance subsidiary uses mortality tables and interest rates as announced by the Office of Insurance Commission, increased with a margin for risk.

b) For accident and group insurance, unearned premium reserve is set aside at the full amount of unearned premium.

4.14 Benefit payments to life policies

Benefit payments to life policies are recorded when notices of the claims are received or when policies reach maturity.

4.15 Derivatives

Trading Derivative: Trading derivatives are carried at fair value. The fair value of derivatives is determined based upon liquid (observable) market prices evidenced by exchange traded prices, broker/dealer quotations, or prices of other transactions with similarly rated counterparties or based upon a valuation technique incorporating observable market data. It includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The changes in fair value which include realized and unrealized gains or losses are recognized in the statement of income as part of gain on exchange and assets or liabilities in the balance sheet so that the derivative assets/liabilities represent their fair value at the reporting date.

Hedging Derivative: The Bank manages its banking exposures to market rate movements outside the trading activities through the use of derivatives, including interest rate swaps, interest rate future and forward exchange contracts. Gains or losses resulting from the changes in fair values of contracts are recognized in accordance with the standard accounting treatment for revenue or expenses on hedged items as follows:

1. Where hedged items are carried at fair value, hedging instruments are carried at fair value consistently.
2. Where hedged items are carried on an accrual basis, then hedging instruments carry the accrual consistently.

Day One Profit or Loss: Gains or losses from trading derivatives are recognized at inception in the statement of income when the fair value of that derivative is determined based upon observable market data or supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Bank amortizes initial gains or losses on derivative transactions on a straight-line basis or on an effective interest rate basis over the life of the contract where the fair value is based upon unobservable market data. The unamortized gains or losses are recognized in the statement of income when the market data becomes observable.

4.16 Hybrid Instrument

Hybrid Instrument: includes a non-derivative host contract and an embedded derivative. The host contract shall be accounted for under the classification of the host contract. An embedded derivative shall be separated from the host contract and accounted for as a derivative which is carried at fair value, if and only if:

1. The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
3. The hybrid instrument is not recognized at fair value through the statement of income.

If an embedded derivative is not separated, the hybrid instrument shall be accounted for under the classification of the host contract.

Changes in the fair value of separated embedded derivatives are recognized in the statement of income.

Deposit and borrowing transactions with embedded derivatives:

The Bank's management approach relating to accounting and fair value assessment relating to deposit and borrowing transactions with embedded derivatives (structured notes) are consistent with those of International Accounting Standard No. 39 (IAS 39) and the BoT notification number SOR NOR SOR 13/2551, dated 3 August 2008, titled "Permission for Commercial Banks to Undertake Deposit or Borrowing Transactions with Embedded Derivatives", which requires commercial banks to apply IAS 39 to structured note products.

Day One Profit or Loss for Embeded Derivatives:

The Bank amortizes day one profit as part of the return of the host contract on a straight-line basis or on an effective interest rate basis over the life of the contract.

4.17 Employee benefits

- Staff retirement benefits

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognize an appropriate amount as a provision for each period.

- Provident fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

4.18 Recognition of interest income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the BoT's regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiary recognizes interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized on an accrual basis.

The lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

Premium income is recognized as income when underwriting of the insurance is approved. Premium due and uncollected at the reporting date is recognized as revenue only if the policy is still in force, and is calculated based on the persistency rate.

4.19 Recognition of interest expense

Interest expense is recognized on an accrual basis.

4.20 Income tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

4.21 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

4.22 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the reporting date are translated into Thai Baht at the reference rates announced by the BoT on that date. The statements of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the transaction date rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the year.

5 SUPPLEMENTARY INFORMATION OF CASH FLOWS

5.1 Non-cash significant items

Non-cash significant items for the years ended 31 December 2009 and 2008 are as follows:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Revaluation (deficit) surplus on investments	(720)	1,639	(840)	1,640
The realized portion of the appraised surplus on asset revaluation	166	169	166	169
Foreclosed properties arising from auction and debt settlement	5,139	3,581	4,479	3,125

5.2 Cash payment for business acquisition

(Million Baht)

	2009
Cash payment for business acquisition	7,534
Others	178
Net Cash Payment	7,712

6 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) as of 31 December 2009 and 2008 consisted of:

(Million Baht)

	Consolidated					
	2009			2008		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	1,780	48,700	50,480	2,006	179,700	181,706
Commercial banks	431	370	801	1,951	5,235	7,186
Other banks	-	251	251	-	-	-
Finance, securities and credit foncier companies	-	-	-	100	-	100
Other financial institutions	1	2,064	2,065	-	606	606
Total Domestic	2,212	51,385	53,597	4,057	185,541	189,598
Add Accrued interest receivable	-	13	13	1	69	70
Less Allowance for doubtful accounts	-	(43)	(43)	(1)	(50)	(51)
Total	2,212	51,355	53,567	4,057	185,560	189,617
2. Foreign						
US Dollars	4,617	2,965	7,582	4,745	803	5,548
Japanese Yen	68	-	68	123	-	123
Other currencies	906	1,259	2,165	1,347	153	1,500
Total Foreign	5,591	4,224	9,815	6,215	956	7,171
Add Accrued interest receivable	-	5	5	-	7	7
Less Allowance for doubtful accounts	(3)	-	(3)	(4)	-	(4)
Total	5,588	4,229	9,817	6,211	963	7,174
Total Domestic and Foreign	7,800	55,584	63,384	10,268	186,523	196,791

(Million Baht)

	The Bank					
	2009			2008		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	1,780	48,700	50,480	2,006	179,700	181,706
Commercial banks	195	100	295	1,868	5,200	7,068
Finance, securities and credit foncier companies	-	-	-	100	-	100
Other financial institutions	1	2,064	2,065	-	606	606
Total Domestic	1,976	50,864	52,840	3,974	185,506	189,480
Add Accrued interest receivable	-	6	6	1	69	70
Less Allowance for doubtful accounts	-	(12)	(12)	(1)	(15)	(16)
Total	1,976	50,858	52,834	3,974	185,560	189,534
2. Foreign						
US Dollar	4,617	2,965	7,582	4,745	803	5,548
Japanese Yen	68	-	68	123	-	123
Other currencies	906	1,259	2,165	1,347	153	1,500
Total Foreign	5,591	4,224	9,815	6,215	956	7,171
Add Accrued interest receivable	-	5	5	-	7	7
Less Allowance for doubtful accounts	(3)	-	(3)	(4)	-	(4)
Total	5,588	4,229	9,817	6,211	963	7,174
Total Domestic and Foreign	7,564	55,087	62,651	10,185	186,523	196,708

7 INVESTMENTS

7.1 Type of investments

Investments as of 31 December 2009 and 2008 consisted of:

(Million Baht)

	Consolidated 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	8,091	9	(7)	8,093
1.1.2 Private enterprises debt instruments	14	-	-	14
1.1.3 Marketable equity securities - domestic	296	17	-	313
Total	8,401	26	(7)	8,420
Add Allowance for revaluation	19			-
Total	8,420			8,420
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	92,896	555	-	93,451
1.2.2 Private enterprises debt instruments	1,195	20	(46)	1,169
1.2.3 Foreign debt instruments	2,269	-	(1)	2,268
1.2.4 Marketable equity securities - domestic	420	575	(178)	817
1.2.5 Others	214	-	-	214
Total	96,994	1,150	(225)	97,919
Add Allowance for revaluation	1,119			-
Less Allowance for impairment	(194)			-
Total	97,919			97,919
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	459	5	-	464
1.3.2 Private enterprises debt instruments	1,254	4	-	1,258
1.3.3 Foreign debt instruments	103	-	-	103
Total	1,816	9	-	1,825
Total Current Investments - net	108,155			108,164

(Million Baht)

	Consolidated			
	2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	71,137	280	(102)	71,315
2.1.2 Private enterprises debt instruments	319	5	(2)	322
2.1.3 Foreign debt instruments	8,883	118	(11)	8,990
2.1.4 Marketable equity securities - domestic	6,883	1,200	(81)	8,002
Total	87,222	1,603	(196)	88,629
Add Allowance for revaluation	1,407			-
Total	88,629			88,629
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	42,746	2,010	(227)	44,529
2.2.2 Private enterprises debt instruments	12,321	293	(693)	11,921
2.2.3 Foreign debt instruments	1,503	16	(24)	1,495
Total	56,570	2,319	(944)	57,945
Less Allowance for impairment	(599)			-
Total	55,971			57,945
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,123	68	(454)	1,737
2.3.2 Non-marketable equity securities - overseas	307	-	(265)	42
2.3.3 Investments in receivables	669	-	(301)	368
Total	3,099	68	(1,020)	2,147
Less Allowance for impairment	(1,017)			-
Total	2,082			2,147
Total Long-term Investments - net	146,682			148,721

(Million Baht)

	Consolidated			
	2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,116	53	(12)	6,157
1.1.2 Private enterprises debt instruments	1,642	8	-	1,650
1.1.3 Marketable equity securities - domestic	326	42	-	368
Total	8,084	103	(12)	8,175
Add Allowance for revaluation	91			-
Total	8,175			8,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	52,668	1,408	-	54,076
1.2.2 Private enterprises debt instruments	46	-	(46)	-
1.2.3 Foreign debt instruments	1,398	-	-	1,398
1.2.4 Marketable equity securities - domestic	377	233	(222)	388
1.2.5 Others	237	1	-	238
Total	54,726	1,642	(268)	56,100
Add Allowance for revaluation	1,566			-
Less Allowance for impairment	(192)			-
Total	56,100			56,100
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,400	6	-	2,406
1.3.2 Private enterprises debt instruments	841	5	-	846
1.3.3 Foreign debt instruments	982	-	-	982
Total	4,223	11	-	4,234
Total Current Investments - net	68,498			68,509

(Million Baht)

	Consolidated			
	2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	24,222	608	-	24,830
2.1.2 Private enterprises debt instruments	1,193	19	-	1,212
2.1.3 Foreign debt instruments	1,538	3	(33)	1,508
2.1.4 Marketable equity securities - domestic	88	46	(2)	132
Total	27,041	676	(35)	27,682
Add Allowance for revaluation	641			-
Total	27,682			27,682
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	4,435	149	-	4,584
2.2.2 Private enterprises debt instruments	584	-	(584)	-
Total	5,019	149	(584)	4,584
Less Allowance for impairment	(584)			-
Total	4,435			4,584
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,034	-	(382)	1,652
2.3.2 Non-marketable equity securities - overseas	306	-	(264)	42
2.3.3 Investments in receivables	740	-	(318)	422
Total	3,080	-	(964)	2,116
Less Allowance for impairment	(964)			-
Total	2,116			2,116
Total Long-term Investments - net	34,233			34,382

(Million Baht)

	The Bank			
	2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	8,091	9	(7)	8,093
1.1.2 Private enterprises debt instruments	14	-	-	14
1.1.3 Marketable equity securities - domestic	267	15	-	282
Total	8,372	24	(7)	8,389
Add Allowance for revaluation	17			-
Total	8,389			8,389
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	92,451	549	-	93,000
1.2.2 Private enterprises debt instruments	1,136	19	(46)	1,109
1.2.3 Foreign debt instruments	2,269	-	(2)	2,267
1.2.4 Marketable equity securities - domestic	377	575	(178)	774
Total	96,233	1,143	(226)	97,150
Add Allowance for revaluation	1,111			-
Less Allowance for impairment	(194)			-
Total	97,150			97,150
1.3 Held-to-maturity debt instruments				
1.3.1 Foreign debt instruments	103	-	-	103
Total	103	-	-	103
Total Current Investments - net	105,642			105,642

(Million Baht)

	The Bank			
	2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	69,786	149	(102)	69,833
2.1.2 Private enterprises debt instruments	243	4	-	247
2.1.3 Foreign debt instruments	8,883	119	(12)	8,990
2.1.4 Marketable equity securities - domestic	85	100	-	185
Total	78,997	372	(114)	79,255
Add Allowance for revaluation	258			-
Total	79,255			79,255
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	3,614	73	-	3,687
2.2.2 Private enterprises debt instruments	583	-	(583)	-
Total	4,197	73	(583)	3,687
Less Allowance for impairment	(583)			-
Total	3,614			3,687
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,832	-	(335)	1,497
2.3.2 Non-marketable equity securities - overseas	307	-	(264)	43
2.3.3 Investments in receivables	627	-	(288)	339
Total	2,766	-	(887)	1,879
Less Allowance for impairment	(887)			-
Total	1,879			1,879
Total Long-term Investments - net	84,748			84,821

(Million Baht)

	The Bank			
	2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,116	53	(12)	6,157
1.1.2 Private enterprises debt instruments	1,642	8	-	1,650
1.1.3 Marketable equity securities - domestic	326	43	-	369
Total	8,084	104	(12)	8,176
Add Allowance for revaluation	92			-
Total	8,176			8,176
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	52,668	1,408	-	54,076
1.2.2 Private enterprises debt instruments	46	-	(46)	-
1.2.3 Foreign debt instruments	1,398	-	-	1,398
1.2.4 Marketable equity securities - domestic	377	232	(222)	387
Total	54,489	1,640	(268)	55,861
Add Allowance for revaluation	1,564			-
Less Allowance for impairment	(192)			-
Total	55,861			55,861
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,400	6	-	2,406
1.3.2 Private enterprises debt instruments	841	5	-	846
1.3.3 Foreign debt instruments	982	-	-	982
Total	4,223	11	-	4,234
Total Current Investments - net	68,260			68,271

(Million Baht)

	The Bank 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	24,221	608	-	24,829
2.1.2 Private enterprises debt instruments	1,193	19	-	1,212
2.1.3 Foreign debt instruments	1,538	3	(33)	1,508
2.1.4 Marketable equity securities - domestic	85	46	-	131
Total	27,037	676	(33)	27,680
Add Allowance for revaluation	643			-
Total	27,680			27,680
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	4,435	150	-	4,585
2.2.2 Private enterprises debt instruments	584	-	(584)	-
Total	5,019	150	(584)	4,585
Less Allowance for impairment	(584)			-
Total	4,435			4,585
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,887	-	(351)	1,536
2.3.2 Non-marketable equity securities - overseas	306	-	(264)	42
2.3.3 Investments in receivables	695	-	(304)	391
Total	2,888	-	(919)	1,969
Less Allowance for impairment	(919)			-
Total	1,969			1,969
Total Long-term Investments - net	34,084			34,234

As of 31 December 2009 and 2008, investments in held-to-maturity debt instruments, which are government or state enterprises securities, included promissory notes from Thai Asset Management Corporation of Baht 4,198 million and Baht 3,435 million, respectively.

7.2 Gain on investments

Gain on investments presented in the statements of income for the years ended 31 December 2009 and 2008 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Gain on disposal of investments				
Held for trading investments	399	679	397	654
Available-for-sale investments	544	564	539	562
General investments	3	611	-	609
Investments in receivables	-	28	-	-
Total	946	1,882	936	1,825
Loss on disposal of investments				
Held for trading investments	(144)	(192)	(144)	(191)
Available-for-sale investments	(5)	(533)	(5)	(533)
General investments	(12)	-	(12)	-
Investments in associate	(354)	-	(354)	-
Total	(515)	(725)	(515)	(724)
Gain on transfer of financial assets	-	1	-	-
(Loss) gain from revaluation of investments	(70)	70	(72)	70
Loss on general investments write off	(3)	-	(3)	-
Reversal of loss (loss) on impairment				
Investments in securities	17	414	17	428
Investments in receivables	16	(71)	16	(52)
Investments in associate	355	-	355	-
Total	388	343	388	376
Total gain on investments	746	1,571	734	1,547

7.3 Revaluation surplus on investments

Revaluation surplus on investments as of 31 December 2009 and 2008 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Revaluation surplus on investments				
Debt instruments	723	2,005	724	2,005
Equity securities	764	202	644	203
Total	1,487	2,207	1,368	2,208

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

7.4 Maturity for debt instruments

As of 31 December 2009 and 2008 a maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	2009				2008			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprises securities	86,143	71,242	6,648	164,033	46,233	25,222	5,435	76,890
1.2 Private enterprises debt instruments	1,195	254	66	1,515	46	1,193	-	1,239
1.3 Foreign debt instruments	2,269	8,883	-	11,152	1,398	1,538	-	2,936
Total	89,607	80,379	6,714	176,700	47,677	27,953	5,435	81,065
Add Allowance for revaluation	325	249	288	862	404	734	867	2,005
Less Allowance for impairment	(46)	-	-	(46)	(46)	-	-	(46)
Total	89,886	80,628	7,002	177,516	48,035	28,687	6,302	83,024
2. Held-to-maturity debt instruments								
2.1 Government and state enterprises securities	459	5,370	37,376	43,205	2,400	3,377	1,058	6,835
2.2 Private enterprises debt instruments	1,254	1,609	10,712	13,575	841	-	584	1,425
2.3 Foreign debt instruments	103	361	1,142	1,606	982	-	-	982
Total	1,816	7,340	49,230	58,386	4,223	3,377	1,642	9,242
Less Allowance for impairment	-	-	(599)	(599)	-	-	(584)	(584)
Total	1,816	7,340	48,631	57,787	4,223	3,377	1,058	8,658
Total Debt Instruments	91,702	87,968	55,633	235,303	52,258	32,064	7,360	91,682

(Million Baht)

	The Bank							
	2009				2008			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprises securities	85,697	70,786	5,754	162,237	46,233	25,222	5,435	76,890
1.2 Private enterprises debt instruments	1,136	243	-	1,379	46	1,193	-	1,239
1.3 Foreign debt instruments	2,269	8,883	-	11,152	1,398	1,538	-	2,936
Total	89,102	79,912	5,754	174,768	47,677	27,953	5,435	81,065
Add Allowance for revaluation	317	217	190	724	404	734	867	2,005
Less Allowance for impairment	(46)	-	-	(46)	(46)	-	-	(46)
Total	89,373	80,129	5,944	175,446	48,035	28,687	6,302	83,024
2. Held-to-maturity debt instruments								
2.1 Government and state enterprises securities	-	3,599	15	3,614	2,400	3,377	1,058	6,835
2.2 Private enterprises debt instruments	-	-	583	583	841	-	584	1,425
2.3 Foreign debt instruments	103	-	-	103	982	-	-	982
Total	103	3,599	598	4,300	4,223	3,377	1,642	9,242
Less Allowance for impairment	-	-	(583)	(583)	-	-	(584)	(584)
Total	103	3,599	15	3,717	4,223	3,377	1,058	8,658
Total Debt Instruments	89,476	83,728	5,959	179,163	52,258	32,064	7,360	91,682

7.5 Investment in other companies having a going concern

As of 31 December 2009 and 2008, investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	2009					
	Consolidated			The Bank		
	Cost Value/ Book Value	Fair Value	Allowance for Impairment	Cost Value/ Book Value	Fair Value	Allowance for Impairment
1. Closed financial institutions						
- Debt Instrument	130	-	(130)	130	-	(130)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments						
- Debt Instrument	46	-	(46)	46	-	(46)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting						
- Equity Securities	293	-	(293)	293	-	(293)
- Debt Instrument	453	-	(453)	453	-	(453)
4. Investment in receivables with uncertainty in settlement or in default	664	363	(301)	622	334	(288)
Total	1,586	363	(1,223)	1,544	334	(1,210)

(Million Baht)

	2008					
	Consolidated			The Bank		
	Cost Value/ Book Value	Fair Value	Allowance for Impairment	Cost Value/ Book Value	Fair Value	Allowance for Impairment
1. Closed financial institutions						
- Debt Instrument	131	-	(131)	131	-	(131)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	-	-	-	-	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting						
- Equity Securities	646	-	(646)	646	-	(646)
- Debt Instrument	498	-	(498)	498	-	(498)
4. Investment in receivables with uncertainty in settlement or in default	722	419	(303)	677	374	(303)
Total	1,997	419	(1,578)	1,952	374	(1,578)

7.6 Business acquisition

The general meeting of shareholders of KBank No.97 dated 3 April 2009, has approved KBank to make additional investment in Muang Thai Life Assurance Co., Ltd. ("MTL"), by acquiring additional ordinary shares of Muang Thai Group Holding Co., Ltd. (MTGH) (Formerly: Muang Thai Fortis Holding Co., Ltd.) for KBank to hold approximately 51% of the total shares issued by MTGH.

As part of the acquisition of the additional shares of MTGH by KBank, KBank established 3 limited companies, which incorporate under the laws of Thailand, in order to comply with the regulations stipulated in the Life Insurance Act B.E. 2535, as amended pursuant to the Office of Insurance Commission approval. Such companies consist of:

1. Thanyathanathavee Co., Ltd. - 100% hold by KBank
2. Thanyathamrongkij Co., Ltd. - 100% hold by KBank
3. Thanyanithiwattana Co., Ltd.
   - 25.50% hold by Thanyathanathavee Co., Ltd. and 25.50% hold by Thanyathamrongkij Co., Ltd. which both companies hold investment through Ruang Khao Phuean Thai Joint Invesment Agreement, pursuant to the regulations under the Life Insurance Act B.E. 2535, as amended.
   - 49% hold by KBank

On 30 November 2009, KBank and Thanyanithiwattana Co., Ltd. acquired 7,725,147 and 11,466,488 ordinary shares in MTGH respectively. The total 19,191,635 additional ordinary shares acquisition in MTGH, valued Baht 7,529 million in total, resulted in KBank holding 51% of total issued shares. In other word, KBank holds directly 26% and indirectly 25% of total issued shares in MTGH.

MTGH holds 75% and 98% of the total shares issued by MTL and Muang Thai Broker Co., Ltd ("MTB") respectively. Subsequently, KBank holds 38.25% and 49.98% of the total shares issued by MTL and MTB respectively.

The fair value and the book value of identifiable assets and liabilities and contingent liabilities assumed at the acquisition date in MTGH, MTL and MTB (MTGH group) are as follows:

		(Million Baht)
	Book Value	Fair Value
Interbank and money market items	963	963
Investments	62,411	64,294
Loans and accrued interest receivable	4,537	4,537
Premises and equipment	1,187	4,537
Other assets	3,123	3,123
Total Assets	72,221	77,454
Contingent liabilities assumed	-	1,350
Life policy reserve	58,713	58,713
Other liabilities	3,082	3,082
Total Liabilities	61,795	63,145
Net Assets	10,426	14,309

Goodwill and negative goodwill resulted from such business acquisition are as follows:

	(Million Baht)
Goodwill from acquiring Muang Thai Life Assurance Company Limited	2,034
Negative goodwill from acquiring Muang Thai Group Holding Company Limited and Muang Thai Broker Company Limited	(59)

The net profit of companies in MTGH Group from the acquisition date to 31 December 2009 totaled Baht 106 million.

7.7 Investments in subsidiaries and associated companies

As of 31 December 2009 and 2008, investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

			Consolidated					
		Type of	% Shareholding					
	Type of Business	Share	Direct and indirect		Cost method		Equity method	
			2009	2008	2009	2008	2009	2008
Associated companies								
Goco Co., Ltd.[1]	Information and communication System Development	Ordinary	32.35%	32.35%	6	6	6	6
Processing Center Co., Ltd.	Service	Ordinary	30.00%	30.00%	15	15	107	174
Rural Capital Partners Co., Ltd.	Venture Capital	Ordinary	27.50%	27.50%	2	2	2	2
Lawson-Marsh Events Co., Ltd.[1]	Venture Capital	Ordinary	35.71%	35.71%	5	5	5	5
Sukhothai Land Co., Ltd.[1]	Venture Capital	Ordinary	20.00%	20.00%	10	10	10	10
Humanica Co., Ltd.[1]	Software design and development	Ordinary	21.60%	21.60%	13	13	13	13
2Spot Communications Co., Ltd.[1]	Information and communication System Development	Ordinary	20.17%	20.17%	5	5	5	5
M. Grand Hotel Co., Ltd.[2]	Hotel	Ordinary	-	20.00%	-	355	-	6
Total					56	411	148	221
Less Allowance for impairment					(1)	(356)	(1)	(7)
Investments in Associated Companies – Net					55	55	147	214

[1] The Bank holds shares indirectly through K – SME Venture Capital Co., Ltd.

[2] The Bank sold investments in M.Grand Hotel Co., Ltd. on 11 December 2009.

(Million Baht)

			The Bank					
		Type of	% Shareholding					
	Type of Business	Share	Direct and indirect		Cost method		Dividend income	
			2009	2008	2009	2008	2009	2008
Subsidiary companies								
Phethai Asset Management Co., Ltd.	Asset Management	Ordinary	100.00%	100.00%	5,998	5.998	-	-
Kasikorn Research Center Co., Ltd.	Service	Ordinary	100.00%	100.00%	6	6	-	-
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	Ordinary	100.00%	100.00%	2,003	2.003	650	394
Kasikorn Securities Public Co., Ltd.	Securities Business	Ordinary	99.99%	99.99%	1,312	1.312	-	-
Kasikorn Factory and Equipment Co., Ltd.	Lending	Ordinary	100.00%	100.00%	237	237	-	-
Kasikorn Leasing Co., Ltd.	Lending	Ordinary	100.00%	100.00%	900	900	-	-
Progress Land and Buildings Co., Ltd.	Property Development	Ordinary	100.00%	100.00%	639	639	-	-
KHAO KLA Venture Capital Management Co., Ltd.	Venture Capital Management	Ordinary	100.00%	100.00%	-	-	-	-
K-SME Venture Capital Co., Ltd.	Venture Capital	Ordinary	100.00%	100.00%	200	200	-	-
Progress Gunpai Co., Ltd.	Service	Ordinary	100.00%	100.00%	21	21	110	-
Progress Plus Co., Ltd.	Service	Ordinary	100.00%	100.00%	4	4	4	1
Progress Facilities Management Co., Ltd.	Service	Ordinary	100.00%	100.00%	5	5	5	5
Progress Management Co., Ltd.	Service	Ordinary	100.00%	100.00%	6	6	6	1
Progress Software Co., Ltd.	Service	Ordinary	100.00%	100.00%	19	19	20	2
Progress Storage Co., Ltd.	Service	Ordinary	100.00%	100.00%	3	3	7	3
Progress Services Support Co., Ltd.	Service	Ordinary	100.00%	100.00%	4	4	7	-
Progress Services Co., Ltd.	Service	Ordinary	100.00%	100.00%	2	2	12	10
Progress HR Co., Ltd.	Service	Ordinary	100.00%	100.00%	1	1	18	-
Progress Appraisal Co., Ltd.	Service	Ordinary	100.00%	100.00%	5	5	15	-
Progress Collection Co., Ltd.	Service	Ordinary	100.00%	100.00%	5	5	-	-
Progress Training Co., Ltd.	Service	Ordinary	100.00%	-	2	-	-	-

(Million Baht)

	Type of Business	Type of Share	The Bank % Shareholding Direct and indirect		Cost method		Dividend income	
			2009	2008	2009	2008	2009	2008
Subsidiary companies								
Thanyathanathavee Co., Ltd.	Investment in other companies	Ordinary	100.00%	-	1,149	-	-	-
Thanyathamrongkij Co., Ltd.	Investment in other companies	Ordinary	100.00%	-	1,149	-	-	-
Thanyanithiwattana Co., Ltd.	Investment in other companies	Ordinary	100.00%	-	2,204	-	-	-
Ruang Khao Phuean Thai Joint Investment Agreement	Investment in other companies	Ordinary	100.00%	-	-	-	-	-
Muang Thai Group Holding Co., Ltd.	Holding	Ordinary	51.00%	-	3,077	-	-	-
Muang Thai Life Assurance Co., Ltd.	Life Insurance	Ordinary	38.25%	-	-	-	-	-
Muang Thai Broker Co., Ltd.	Insurance Broker	Ordinary	49.98%	-	-	-	-	-
Associated companies								
Processing Center Co., Ltd.	Service	Ordinary	30.00%	30.00%	15	15	75	23
Rural Capital Partners Co., Ltd.	Venture Capital	Ordinary	27.50%	27.50%	2	2	-	-
M. Grand Hotel Co., Ltd.	Hotel	Ordinary	-	20.00%	-	355	-	-
Total					18,968	11,742	929	439
Less Allowance for impairment					(1,913)	(2,268)	-	-
Investments in Subsidiaries and Associated Companies – Net					17,055	9,474	929	439

The recording of investments in associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or reviewed financial statements and from management information that has not been audited or reviewed by the auditors.

7.8 Investments over 10% held by the Banks and its subsidiaries

As of 31 December 2009 and 2008, investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Manufacturing and commerce	118	126	17	20
Property development and construction	522	550	522	550
Infrastructure and services	271	276	271	271
Others	670	330	328	330
Total	1,581	1,282	1,138	1,171

7.9 Financial position and results of operations of the Bank's subsidiaries

The summary of financial position and results of operations of the Bank's subsidiaries are set out below :

(Million Baht)

	Balance Sheets					
	2009			2008		
	Total Assets	Total Liabilities	Total Equity	Total Assets	Total Liabilities	Total Equity
Subsidiary Companies						
K Companies	54,307	50,864	3,443	42,712	39,791	2,921
Companies in MTGH Group	73,660	62,792	10,868	-	-	-
Phethai – AMC	4,463	47	4,416	4,937	570	4,367
A Support Service Provider to KASIKORNBANK GROUP (P Companies) and others	11,029	679	10,350	1,799	536	1,263
Total	143,459	114,382	29,077	49,448	40,897	8,551
Associated Companies	571	90	481	820	119	701

(Million Baht)

	Statements of Income For the Years Ended 31 December					
	2009			2008		
Subsidiary Companies	Revenue	Expenses	Net Profit	Revenue	Expenses	Net Profit
K Companies	5,784	4,610	1,174	4,505	3,875	630
Companies in MTGH Group	2,521	2,416	105	-	-	-
Phethai – AMC	159	110	49	200	99	101
A Support Service Provider to KASIKORNBANK GROUP (P Companies) and others	3,272	3,067	205	2,659	2,487	172
Total	11,736	10,203	1,533	7,364	6,461	903
Associated Companies	276	261	15	497	387	110

7.10 Disclosure of The Statements of Cash Flows of The Asset Management Company ("AMC")

In accordance with the Bank of Thailand's notification number Sor Nor Sor (01) Wor 3258/2543 dated 27 November 2000, relating to the operational regulations of the asset management company, the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Phethai-AMC are as follows:

Phethai Asset Management Company Limited
Statements of Cash Flows
For the Years Ended 31 December 2009 and 2008

	Million Baht	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax	49	101
Add (Less) Adjustments to reconcile income before income tax to net cash		
Depreciation and amortization	1	2
Reversal of bad debt and doubtful accounts	(9)	(55)
Loss on debt restructuring	1	10
Interest income from amortization of revaluation allowance for debt restructuring	(3)	(2)
(Gain) loss on investment in securities	(3)	18
Loss on impairment of investments in receivables	-	1
Loss on impairment of properties foreclosed	92	45
Reversal of loss on impairment of other assets	(1)	-
Gain on transfer of changing account	(3)	(25)
Amortization of discount on promissory note receivables	(12)	(13)
Decrease in accrued expenses	(1)	(30)
	111	52
Net income from interest and dividends	(46)	(43)
Interest and dividends received	49	78
Interest paid	(5)	(44)
Income tax received (paid)	4	(3)
Net profit from operations before changes in operating assets and liabilities	113	40

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the Years Ended 31 December 2009 and 2008

	Million Baht	
	2009	2008
Decrease in operating assets		
Investments in receivables	20	218
Loans and receivables	297	484
Properties foreclosed	529	948
Other assets	84	1,546
Increase (decrease) in operating liabilities		
Other liabilities	9	(31)
Net Cash Provided by Operating Activities	1,052	3,205
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments in securities	-	(4)
Proceeds from disposal of investments in securities	13	7
Net Cash Provided by Investing Activities	13	3
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from the Bank	(530)	(3,215)
Net Cash Used in Financing Activities	(530)	(3,215)
Net increase (decrease) in cash and cash equivalents	535	(7)
Cash and cash equivalents at the beginning of the year	25	32
Cash and cash equivalents at the end of the year	560	25

8 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables as of 31 December 2009 and 2008 consisted of:

8.1 Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Overdrafts	168,382	158,187	167,725	157,389
Loans	408,632	373,842	449,248	403,830
Bills	283,126	311,009	286,712	316,366
Others	83,238	60,970	30,203	23,002
Total	943,378	904,008	933,888	900,587
Add Accrued interest receivable	1,051	1,486	1,010	1,455
Total	944,429	905,494	934,898	902,042
Less Allowance for doubtful accounts	(29,526)	(26,394)	(28,347)	(25,125)
Less Revaluation allowance for debt restructuring	(4,519)	(3,378)	(4,493)	(3,378)
Total	910,384	875,722	902,058	873,539

8.2 Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Within 1 year	501,847	539,911	495,165	539,289
Over 1 year	442,582	365,583	439,733	362,753
Total	944,429	905,494	934,898	902,042

8.3 Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	2009			2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	900,115	4,820	904,935	868,091	3,413	871,504
US Dollars	36,267	267	36,534	30,477	288	30,765
Other currencies	2,801	159	2,960	3,175	50	3,225
Total	939,183	5,246	944,429	901,743	3,751	905,494

(Million Baht)

	The Bank					
	2009			2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	890,584	4,820	895,404	864,639	3,413	868,052
US Dollars	36,267	267	36,534	30,477	288	30,765
Other currencies	2,801	159	2,960	3,175	50	3,225
Total	929,652	5,246	934,898	898,291	3,751	902,042

8.4 Classified by Type of Business and Account Status

(Million Baht)

	Consolidated 2009					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	22,947	1,040	413	204	425	25,029
Manufacturing and commerce	490,467	11,136	6,403	4,905	10,248	523,159
Property development and Construction	53,512	2,147	355	342	2,776	59,132
Infrastructure and services	94,237	2,493	476	868	4,044	102,118
Housing loans	126,822	1,600	893	930	1,556	131,801
Others	91,561	1,778	700	556	1,232	95,827
Total	879,546	20,194	9,240	7,805	20,281	937,066
Credit balance transaction						2,676
Loan from life insurance business						4,687
Total						944,429

(Million Baht)

	Consolidated 2008					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	22,262	2,118	262	57	552	25,251
Manufacturing and commerce	477,338	24,797	4,113	3,207	12,307	521,762
Property development and Construction	54,086	3,261	274	1,394	1,930	60,945
Infrastructure and services	74,731	4,019	194	500	4,834	84,278
Housing loans	109,534	4,221	438	291	1,621	116,105
Others	91,269	2,815	610	341	933	95,968
Total	829,220	41,231	5,891	5,790	22,177	904,309
Credit balance transaction						1,185
Total						905,494

(Million Baht)

	The Bank					
	2009					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	19,534	644	373	161	408	21,120
Manufacturing and commerce	473,414	10,092	6,340	4,832	9,606	504,284
Property development and Construction	51,659	1,986	337	327	2,263	56,572
Infrastructure and services	87,316	1,899	458	849	3,901	94,423
Housing loans	126,797	1,590	894	930	1,391	131,602
Others	123,891	859	610	495	1,042	126,897
Total	882,611	17,070	9,012	7,594	18,611	934,898

(Million Baht)

	The Bank					
	2008					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	19,738	1,782	183	20	537	22,260
Manufacturing and commerce	463,851	23,997	3,973	3,093	11,432	506,346
Property development and Construction	52,791	3,122	249	1,378	1,354	58,894
Infrastructure and services	72,133	3,838	163	488	4,290	80,912
Housing loans	109,502	4,203	438	291	1,396	115,830
Others	114,435	1,879	458	252	776	117,800
Total	832,450	38,821	5,464	5,522	19,785	902,042

8.5 Classified by Account Status

(Million Baht)

	Consolidated 2009			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	879,546	282,937	1	2,829
Special Mention	20,194	3,956	2	79
Sub-Standard	9,240	3,065	100	3,061
Doubtful	7,805	3,020	100	3,020
Doubtful of Loss	20,281	11,261	100	11,261
Total	937,066	304,239		20,250
Allowance established in excess of BoT's regulations	-			9,141
Credit balance transaction	2,676			-
Loan from Life Insurance business	4,687			135
Total	944,429			29,526

(Million Baht)

	Consolidated 2008			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	829,220	303,112	1	3,031
Special Mention	41,231	10,974	2	219
Sub-Standard	5,891	2,350	100	2,350
Doubtful	5,790	2,437	100	2,437
Doubtful of Loss	22,177	11,954	100	11,954
Total	904,309	330,827		19,991
Allowance established in excess of BoT's regulations	-			6,403
Credit balance transaction	1,185			-
Total	905,494			26,394

(Million Baht)

	The Bank 2009			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	882,611	325,962	1	3,260
Special Mention	17,070	3,716	2	74
Sub-Standard	9,012	3,057	100	3,057
Doubtful	7,594	3,001	100	3,001
Doubtful of Loss	18,611	10,531	100	10,531
Total	934,898	346,267		19,923
Allowance established in excess of BoT's regulations				8,424
Total				28,347

(Million Baht)

	The Bank 2008			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	832,450	337,059	1	3,371
Special Mention	38,821	10,782	2	216
Sub-Standard	5,464	2,332	100	2,332
Doubtful	5,523	2,384	100	2,384
Doubtful of Loss	19,784	11,089	100	11,089
Total	902,042	363,646		19,392
Allowance established in excess of BoT's regulations				5,733
Total				25,125

8.6 Unearned interest

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Unearned interest	5,185	4,606	280	320

8.7 Non-performing loans (NPL)

According to the BoT's directive number SOR NOR SOR 68/2551, dated 3 August 2008, titled "Preparation and announcement of condensed report of assets and liabilities of commercial banks" non-performing loans (NPL gross) are defined as sub-standard quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's directive number SOR NOR SOR 31/2551, dated 3 August 2008, titled "Classification and provision criteria of financial institution".

Non-performing loans, net (NPL net) refers to the non-performing loan value, net of total allowances for doubtful accounts.

In accordance with the BoT's regulations, commercial banks are required to report the following information:

- Non-performing loans (NPL gross).
- The ratio of NPL to total loans.
- Non-performing loans, net (NPL net).
- The ratio of total loans, net of allowances for doubtful accounts, which is referred to the ratio of NPL net, to total loans after deduction of allowances for doubtful accounts.

As of 31 December 2009 and 2008, The Bank and subsidiaries showed non-performing loans (including financial institutions) to comply with BoT's regulations can be summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Non-performing loans, gross				
Non-performing loans	37,152	33,686	35,072	30,630
Total loans used for NPL gross ratio calculation [1]	987,203[2]	1,090,345[2]	985,067	1,088,109
Ratio of total loans	3.76	3.09	3.56	2.81
Non-performing loans, net				
Non-performing loans	18,473	15,712	17,145	13,591
Total loans used for NPL net ratio calculation [1]	968,524[2]	1,072,371[2]	967,141	1,071,070
Ratio of total loans	1.91	1.47	1.77	1.27

[1] Excluding loans from KSecurites and MTL.

[2] Excluding loans to and from subsidiaries, as of 31 December 2009 and 2008 amounting to Baht 47,533 million and Baht 38,366 million, respectively.

8.8 Non-accrual loans based on the accrual basis

As of 31 December 2009 and 2008, The Bank and subsidiaries showed non-accrual loans, gross, (including financial institutions) based on the accrual basis to comply with BoT's regulations can be summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Non-accrual loans	68,769	61,259	66,315	58,059
Total loans used for ratio Calculation[1]	987,203[2]	1,090,345[2]	985,067	1,088,109
Percentage of total loans	6.97	5.62	6.73	5.34

[1] Excluding loans from KSecurites and MTL.

[2] Excluding loans to and from subsidiaries, as of 31 December 2009 and 2008 amounting to Baht 47,533 million and Baht 38,366 million, respectively.

8.9 Listed companies that meet SET's criteria for delisting

As of 31 December 2009 and 2008, loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated and The Bank					
	2009			2008		
	Loans and Accrued Interest Receivable	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivable	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	421	30	334	348	65	219

8.10 Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation ("TAMC")

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within 7 days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by cheque. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree B.E. 2544 and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 31 December 2009 and 2008, the Bank has set up an estimate for loss sharing amounting to Baht 1,100 million.

For the year ended 31 December 2009, the Bank did not transfer any sub-standard quality assets to TAMC. The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 31 December 2009 was Baht 14,557 million and the estimated total transfer price up to 31 December 2009 was Baht 10,072 million, for which the Bank received promissory notes from TAMC.

The Bank was informed that loss sharing at the end of the fifth year amounting to Baht 29 million was allocated to the Bank from TAMC. Such allocation is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year.

9 TROUBLED DEBT RESTRUCTURING

During the years ended 31 December 2009 and 2008, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2009		2008		2009		2008	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	574	17,127	778	13,912	561	17,084	751	13,844
Debt restructuring contracts that incurred no losses	35,671	38,167	31,444	34,216	35,627	38,118	31,398	33,852
Total	36,245	55,294	32,222	48,128	36,188	55,202	32,149	47,696

Losses on debt restructuring for the year ended 31 December 2009 and 2008 were as follows:

(Million Baht)

		Consolidated 2009				
		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	40	252	-	Cash, land, premises and investments	175	77
Changes of repayment conditions	478	10,911	10,911	-	-	1,970
Debt restructuring in various forms	56	5,964	4,473	Cash, land, premises and investments	954	1,026
Total	574	17,127	15,384		1,129	3,073

(Million Baht)

		Consolidated 2008				
		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	38	297	-	Cash, land, premises and investments	204	93
Changes of repayment conditions	702	12,311	12,311	-	-	2,654
Debt restructuring in various forms	38	1,304	847	Cash, land, premises and investments	458	246
Total	778	13,912	13,158		662	2,993

(Million Baht)

The Bank

2009

Types of Restructuring	Cases	Outstanding Debt Before Restructuring	Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	37	251	-	Cash, land, premises and investments	174	77
Changes of repayment conditions	469	10,899	10,899	-	-	1,969
Debt restructuring in various forms	55	5,934	4,465	Cash, land, premises and investments	933	1,026
Total	561	17,084	15,364		1,107	3,072

(Million Baht)

The Bank

2008

Types of Restructuring	Cases	Outstanding Debt Before Restructuring	Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	19	242	-	Cash, land, premises and investments	157	85
Changes of repayment conditions	694	12,298	12,298	-	-	2,653
Debt restructuring in various forms	38	1,304	847	Cash, land, premises and investments	458	245
Total	751	13,844	13,145		615	2,983

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during years ended 31 December 2009 and 2008 are as follows:

(Million Baht)

	Consolidated							
	2009				2008			
		Outstanding Debt				Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Year	Cases	Before Restructuring	After Restructuring	End of Year
Less than 5 years	384	7,967	6,656	6,489	527	6,322	5,876	5,866
5 to 10 years	86	6,898	6,718	6,476	98	3,955	3,944	3,938
Over 10 years	64	2,010	2,010	2,003	115	3,338	3,338	3,289
Total	534	16,875	15,384	14,968	740	13,615	13,158	13,093

(Million Baht)

	The Bank							
	2009				2008			
		Outstanding Debt				Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Year	Cases	Before Restructuring	After Restructuring	End of Year
Less than 5 years	374	7,925	6,636	6,484	522	6,314	5,868	5,865
5 to 10 years	86	6,898	6,718	6,476	96	3,952	3,941	3,935
Over 10 years	64	2,010	2,010	2,003	114	3,336	3,336	3,287
Total	524	16,833	15,364	14,963	732	13,602	13,145	13,087

The Bank and its subsidiaries recognized interest income from debt restructuring for the years ended 31 December 2009 and 2008 as follows:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Debt restructuring contracts that incurred losses	865	516	861	513

As of 31 December 2009 and 2008 the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	2009	2008
Debt restructuring contracts that incurred losses	402	181

As of 31 December 2009 and 2008 the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the years as follows:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Debt restructuring contracts that incurred losses	14,968	13,093	14,963	13,088
Debt restructuring contracts that incurred no losses	26,156	27,272	26,133	27,019
Total	41,124	40,365	41,096	40,107

As of 31 December 2009 and 2008, the Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Debt restructuring contracts that incurred losses	24,224	17,585	23,979	17,557
Debt restructuring contracts that incurred no losses	36,177	37,734	36,088	37,687
Total	60,401	55,319	60,067	55,244

10 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the year were as follows:

(Million Baht)

	Consolidated 2009							
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Allowances from Insurance Business	Total
Balance at the beginning of the year	3,031	219	2,350	2,437	11,954	6,403	-	26,394
Transfer from business combination	-	-	-	-	-	-	149	149
Doubtful accounts (reversal)*	(202)	(139)	711	583	3,278	2,804	(14)	7,021
Bad debt written off	-	(1)	-	-	(5,469)	-	-	(5,470)
Others	-	-	-	-	1,498	(66)	-	1,432
Balance at the end of the year	2,829	79	3,061	3,020	11,261	9,141	135	29,526

* Since 1 January 2009, bad debt recovered is recognized as income and is presented net of bad debt and doubtful accounts expense in the statement of income. For the year ended 31 December 2009, bad debt recoverd was in the amount of Baht 579 million.

(Million Baht)

	Consolidated 2008						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Total
Balance at the beginning of the year	3,302	85	2,505	5,863	8,906	3,556	24,217
Transferred from investments in receivables	-	-	-	-	1	-	1
Doubtful accounts (reversal)	(270)	137	(155)	(3,426)	5,432	2,864	4,582
Bad debt recovered	-	-	-	-	490	-	490
Bad debt written off	(1)	(3)	-	-	(4,322)	-	(4,326)
Others	-	-	-	-	1,447	(17)	1,430
Balance at the end of the year	3,031	219	2,350	2,437	11,954	6,403	26,394

(Million Baht)

	The Bank						
	2009						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Total
Balance at the beginning of the year	3,371	216	2,332	2,384	11,089	5,733	25,125
Doubtful accounts (reversal)*	(111)	(142)	725	617	3,093	2,691	6,873
Bad debt written off	-	-	-	-	(5,189)	-	(5,189)
Others	-	-	-	-	1,538	-	1,538
Balance at the end of the year	3,260	74	3,057	3,001	10,531	8,424	28,347

* Since 1 January 2009, bad debt recovered is recognized as income and is presented net of bad debt and doubtful accounts expense in the statement of income. For the year ended 31 December 2009, bad debt recoverd was in the amount of Baht 532 million.

(Million Baht)

	The Bank						
	2008						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Total
Balance at the beginning of the year	3,553	74	2,477	5,847	7,813	2,853	22,617
Doubtful accounts (reversal)	(182)	142	(145)	(3,463)	5,224	2,880	4,456
Bad debt recovered	-	-	-	-	490	-	490
Bad debt written off	-	-	-	-	(4,044)	-	(4,044)
Others	-	-	-	-	1,606	-	1,606
Balance at the end of the year	3,371	216	2,332	2,384	11,089	5,733	25,125

Bad debt and doubtful accounts (reversal) in the statements of income for the years ended 31 December 2009 and 2008 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
General customers	6,442	4,539	6,341	4,457
Financial institutions	(6)	8	(6)	8
Total	6,436	4,547	6,335	4,465

11 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the years were as follows:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Balance at the beginning of the year	3,378	1,635	3,378	1,630
Increase	2,890	3,149	2,877	3,148
Change of classification	15	(3)	-	-
Amortization to interest income	(276)	(168)	(272)	(166)
Others	(1,489)	(1,235)	(1,490)	(1,234)
Balance at the end of the year	4,518	3,378	4,493	3,378

Loss on debt restructuring in the statements of income for the years ended 31 December 2009 and 2008 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Net present value of cash flows lower than investments in receivables	2,890	3,149	2,877	3,148
Transferred assets lower than investments in receivables	77	92	77	84
Total	2,967	3,241	2,954	3,232

12 PROPERTIES FORECLOSED, NET

Properties foreclosed as of 31 December 2009 and 2008 consisted of:

(Million Baht)

	Consolidated 2009				
Type of Properties Foreclosed	Beginning Balance	Transfer from business combination	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment					
1.1 Immovable assets	15,527	543	4,733	(4,697)	16,106
1.2 Movable assets	33	-	580	(565)	48
Total	15,560	543	5,313	(5,262)	16,154
2. Others	575	-	13	(88)	500
Total Properties Foreclosed	16,135	543	5,326	(5,350)	16,654
Less Allowances for impairment	(1,743)	(35)	(636)	719	(1,695)
Total Properties Foreclosed - net	14,392	508	4,690	(4,631)	14,959

(Million Baht)

	Consolidated 2008			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	16,682	3,500	(4,655)	15,527
1.2 Movable assets	33	254	(254)	33
Total	16,715	3,754	(4,909)	15,560
2. Others	628	3	(56)	575
Total Properties Foreclosed	17,343	3,757	(4,965)	16,135
Less Allowances for impairment	(1,978)	(458)	693	(1,743)
Total Properties Foreclosed - net	15,365	3,299	(4,272)	14,392

(Million Baht)

	The Bank 2009			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	12,553	4,614	(4,093)	13,074
1.2 Movable assets	28	-	-	28
Total	12,581	4,614	(4,093)	13,102
2. Others	35	13	(45)	3
Total Properties Foreclosed	12,616	4,627	(4,138)	13,105
Less Allowances for impairment	(1,387)	(490)	650	(1,227)
Total Properties Foreclosed - net	11,229	4,137	(3,488)	11,878

(Million Baht)

	The Bank 2008			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	12,627	3,279	(3,353)	12,553
1.2 Movable assets	28	-	-	28
Total	12,655	3,279	(3,353)	12,581
2. Others	65	3	(33)	35
Total Properties Foreclosed	12,720	3,282	(3,386)	12,616
Less Allowances for impairment	(1,468)	(389)	470	(1,387)
Total Properties Foreclosed - net	11,252	2,893	(2,916)	11,229

13 CLASSIFIED ASSETS

As of 31 December 2009 and 2008, assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivables (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated				
	2009				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	929,946	-	-	929,946
Special Mention	-	20,109	-	-	20,109
Sub-Standard	-	9,240	-	-	9,240
Doubtful	-	7,805	-	-	7,805
Doubtful of Loss	3,745	20,281	872	1,190	26,088
Total	3,745	987,381	872	1,190	993,188

(Million Baht)

	Consolidated				
	2008				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	1,020,363	-	-	1,020,363
Special Mention	-	40,992	-	-	40,992
Sub-Standard	-	5,891	-	-	5,891
Doubtful	-	5,790	-	-	5,790
Doubtful of Loss	4,132	22,177	985	586	27,880
Total	4,132	1,095,213	985	586	1,100,916

(Million Baht)

	The Bank 2009				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	933,012	-	-	933,012
Special Mention	-	16,984	-	-	16,984
Sub-Standard	-	9,012	-	-	9,012
Doubtful	-	7,594	-	-	7,594
Doubtful of Loss	3,730	18,611	501	1,188	24,030
Total	3,730	985,213	501	1,188	990,632

(Million Baht)

	The Bank 2008				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	1,018,897	-	-	1,018,897
Special Mention	-	38,582	-	-	38,582
Sub-Standard	-	5,464	-	-	5,464
Doubtful	-	5,523	-	-	5,523
Doubtful of Loss	4,085	19,784	716	583	25,168
Total	4,085	1,088,250	716	583	1,093,634

14 PREMISES AND EQUIPMENT, NET

Changes in premises and equipment for the years ended 31 December 2009 and 2008 are summarized as follows:

(Million Baht)

Consolidated

2009

	Change of Cost							Change of Accumulated Depreciation							Book Value	
	Beginning Balance	Transfer from business combination	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Transfer from business combination	Depreciation	Disposal	Transfer out	Ending Balance	Impairment Allowance	Beginning Balance	Ending Balance
Land																
Cost	2,923	454	-	162	-	(3)	3,536	-	-	-	-	-	-	385	2,540	3,151
Revalued cost	6,553	1,971	-	-	-	(3)	8,521	-	-	-	-	-	-	-	6,553	8,521
Building																
Cost	10,224	1,073	2	2,309	(1)	(17)	13,590	4,021	749	241	-	(8)	5,003	122	6,081	8,465
Revalued cost	8,494	1,378	-	-	-	(20)	9,852	4,105	-	178	-	(15)	4,268	-	4,389	5,584
Equipment																
Cost	17,632	1,848	225	3,794	(163)	(246)	23,090	10,798	1,440	1,649	(160)	(245)	13,482	8	6,826	9,600
Others	3,379	117	6,288	-	(6)	(7,044)	2,734	111	89	39	(4)	-	235	-	3,268	2,499
Total	49,205	6,841	6,515	6,265	(170)	(7,333)	61,323	19,035	2,278	2,107	(164)	(268)	22,988	515	29,657	37,820

(Million Baht)

Consolidated

2008

	Change of Cost							Change of Accumulated Depreciation							Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Impairment Allowance	Beginning Balance	Ending Balance
Land																
Cost	2,909	-	15	-	-	(1)	2,923	-	-	-	-	-	-	383	2,486	2,540
Revalued cost	6,127	-	-	427	-	(1)	6,553	-	-	-	-	-	-	-	6,127	6,553
Building																
Cost	9,309	19	976	-	-	(80)	10,224	3,842	217	-	-	(38)	4,021	122	5,308	6,081
Revalued cost	6,957	-	-	1,544	-	(7)	8,494	3,344	169	597	-	(5)	4,105	-	3,613	4,389
Equipment	14,508	525	4,012	-	(179)	(1,234)	17,632	10,697	1,506	-	(175)	(1,230)	10,798	8	3,803	6,826
Others	3,249	5,210	-	-	(3)	(5,077)	3,379	52	61	-	(2)	-	111	-	3,197	3,268
Total	43,059	5,754	5,003	1,971	(182)	(6,400)	49,205	17,935	1,953	597	(177)	(1,273)	19,035	513	24,534	29,657

Depreciation presented in the statements of income of the Bank and its subsidiaries for the years ended 31 December 2009 and 2008 amounted to Baht 2,107 million and Baht 1,953 million, respectively (including depreciation on building revaluation of Baht 178 million and Baht 169 million, respectively). As of 31 December 2009 and 2008, premises and equipment with original costs of Baht 7,333 million and Baht 7,062 million, respectively, were fully depreciated but still in use.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

(Million Baht)

The Bank

2009

	Change of Cost						Change of Accumulated Depreciation						Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Impairment Allowance	Beginning Balance	Ending Balance
Land														
Cost	2,891	-	162	-	(3)	3,050	-	-	-	-	-	385	2,508	2,665
Revalued cost	6,553	-	-	-	(3)	6,550	-	-	-	-	-	-	6,553	6,550
Building														
Cost	9,883	-	2,306	-	(17)	12,172	3,856	203	-	(7)	4,052	122	5,905	7,998
Revalued cost	8,494	-	-	-	(20)	8,474	4,105	166	-	(14)	4,257	-	4,389	4,217
Equipment	17,058	-	3,751	(99)	(239)	20,471	10,467	1,496	(99)	(239)	11,625	8	6,583	8,838
Others	2,896	6,274	-	-	(6,996)	2,174	-	-	-	-	-	-	2,896	2,174
Total	47,775	6,274	6,219	(99)	(7,278)	52,891	18,428	1,865	(99)	(260)	19,934	515	28,834	32,442

(Million Baht)

The Bank

2008

	Change of Cost							Change of Accumulated Depreciation							Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Impairment Allowance	Beginning Balance	Ending Balance
Land																
Cost	2,877	-	15	-	-	(1)	2,891	-	-	-	-	-	-	383	2,454	2,508
Revalued cost	6,127	-	-	427	-	(1)	6,553	-	-	-	-	-	-	-	6,127	6,553
Building																
Cost	8,986	-	976	-	-	(79)	9,883	3,712	182	-	-	(38)	3,856	122	5,115	5,905
Revalued cost	6,957	-	-	1,544	-	(7)	8,494	3,344	169	597	-	(5)	4,105	-	3,613	4,389
Equipment	14,328	120	4,011	-	(167)	(1,234)	17,058	10,603	1,257	-	(163)	(1,230)	10,467	8	3,717	6,583
Others	2,956	5,014	-	-	-	(5,074)	2,896	-	-	-	-	-	-	-	2,956	2,896
Total	42,231	5,134	5,002	1,971	(167)	(6,396)	47,775	17,659	1,608	597	(163)	(1,273)	18,428	513	23,982	28,834

Depreciation presented in the statements of income of the Bank for the years ended 31 December 2009 and 2008 amounted to Baht 1,865 million and Baht 1,608 million, respectively (including depreciation on building revaluation of Baht 166 million and Baht 169 million, respectively). As of 31 December 2009 and 2008, premises and equipment with original costs of Baht 7,219 million and Baht 6,980 million, respectively, were fully depreciated but still in use.

The Bank completed the revaluation of its lands and buildings during the period ended 30 June 2008 and issued such report, dated 14 May 2008, to the Bank of Thailand. As at the date of revaluation, appraisal surplus on asset revaluation increased by Baht 1,374 million while there was a reversal of allowance for impairment losses on lands and buildings of Baht 88 million. Such reversal was recorded as other income in the statement of income.

15 INTANGIBLE ASSETS, NET

Changes in intangible assets for the years ended 31 December 2009 and 2008 are summarized as follows:

(Million Baht)

Consolidated

2009

	Change of Cost					Change of Accumulated Amortization				Book Value	
	Beginning Balance	Transfer from business combination	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Application software	11,337	-	3,888	(280)	14,945	3,979	756	(1)	4,734	7,358	10,211
Business purchased	270	-	-	-	270	216	27	-	243	54	27
Goodwill	1,167	2,034	-	-	3,201	-	-	-	-	1,167	3,201
Others	15	-	1	-	16	-	-	-	-	15	16
Total	12,789	2,034	3,889	(280)	18,432	4,195	783	(1)	4,977	8,594	13,455

(Million Baht)

Consolidated

2008

	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Application software	8,287	3,153	(103)	11,337	3,198	787	(6)	3,979	5,089	7,358
Business purchased	270	-	-	270	189	27	-	216	81	54
Goodwill	1,436	-	(269)	1,167	269	-	(269)	-	1,167	1,167
Others	12	15	(12)	15	12	-	(12)	-	-	15
Total	10,005	3,168	(384)	12,789	3,668	814	(287)	4,195	6,337	8,594

Amortization presented in the statements of income of the Bank and its subsidiaries for the years ended 31 December 2009 and 2008 amounted to Baht 783 million and Baht 814 million, respectively. As of 31 December 2009 and 2008, intangible assets with original costs of Baht 1,861 million and Baht 1,536 million, respectively, were fully amortized but still in use.

(Million Baht)

The Bank

2009

	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Application software	11,170	3,854	(283)	14,741	3,887	732	(1)	4,618	7,283	10,123
Total	11,170	3,854	(283)	14,741	3,887	732	(1)	4,618	7,283	10,123

(Million Baht)

The Bank

2008

	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Application software	8,184	3,078	(92)	11,170	3,136	751	-	3,887	5,048	7,283
Total	8,184	3,078	(92)	11,170	3,136	751	-	3,887	5,048	7,283

Amortization presented in the statements of income of the Bank for the years ended 31 December 2009 and 2008 amounted to Baht 732 million and Baht 751 million, respectively.

As of 31 December 2009 and 2008, intangible assets with original costs of Baht 1,806 million and Baht 1,224 million, respectively, were fully amortized but still in use.

16 DEPOSITS

Deposits were classified as of 31 December 2009 and 2008 follows:

16.1 Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Current	54,743	47,778	55,613	47,686
Savings	537,741	442,433	539,341	443,211
Term				
- Less than 6 months	166,793	315,273	166,895	315,426
- 6 months and less than 1 year	96,882	88,776	96,882	88,775
- 1 year and over 1 year	119,333	73,690	119,333	73,690
Total	975,492	967,950	978,064	968,788

16.2 Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Within 1 year	910,015	952,270	912,587	953,108
Over 1 year	65,477	15,680	65,477	15,680
Total	975,492	967,950	978,064	968,788

16.3 Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	2009			2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	933,957	28,596	962,553	933,042	19,814	952,856
US Dollars	9,219	1,222	10,441	12,266	1,202	13,468
Other currencies	2,123	375	2,498	1,369	257	1,626
Total	945,299	30,193	975,492	946,677	21,273	967,950

(Million Baht)

	The Bank					
	2009			2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	936,529	28,596	965,125	933,880	19,814	953,694
US Dollars	9,219	1,222	10,441	12,266	1,202	13,468
Other currencies	2,123	375	2,498	1,369	257	1,626
Total	947,871	30,193	978,064	947,515	21,273	968,788

17 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) as of 31 December 2009 and 2008 consisted of :

(Million Baht)

	Consolidated					
	2009			2008		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	2,781	2,781	93	2,973	3,066
Commercial banks	1,497	33,050	34,547	3,692	49	3,741
Other banks	164	-	164	143	-	143
Finance, securities and credit foncier companies	2,452	337	2,789	6,023	775	6,798
Other financial institutions	1,500	43	1,543	1,116	93	1,209
Total Domestic	5,613	36,211	41,824	11,067	3,890	14,957
2. Foreign						
US Dollars	14	-	14	15	-	15
Yen	-	4,646	4,646	1,005	-	1,005
Other currencies	501	-	501	323	-	323
Total Foreign	515	4,646	5,161	1,343	-	1,343
Total Domestic and Foreign	6,128	40,857	46,985	12,410	3,890	16,300

(Million Baht)

	The Bank					
	2009			2008		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	2,781	2,781	93	2,973	3,066
Commercial banks	1,497	33,051	34,548	3,775	1	3,776
Other banks	169	-	169	143	-	143
Finance, securities and						
credit foncier companies	3,468	337	3,805	6,540	775	7,315
Other financial institutions	1,500	43	1,543	1,116	93	1,209
Total Domestic	6,634	36,212	42,846	11,667	3,842	15,509
2. Foreign						
US Dollars	14	-	14	15	-	15
Yen	-	4,646	4,646	1,005	-	1,005
Other currencies	501	-	501	323	-	323
Total Foreign	515	4,646	5,161	1,343	-	1,343
Total Domestic and Foreign	7,149	40,858	48,007	13,010	3,842	16,852

18 SHORT-TERM BORROWINGS

Short-term borrowings as of 31 December 2009 and 2008 consisted of :

Consolidated

	2009			2008		
Short-Term Borrowings	Maturity(Days)	Interest Rate (%)	Amount (Million Baht)	Maturity(Days)	Interest Rate (%)	Amount (Million Baht)
Short-Term Debenture Project 2/2548	-	-	-	22-132	3.55-3.85	9,829
Short-Term Debenture Project 1/2549	-	-	-	5-139	3.45-3.85	8,033
Short-Term Debenture Project 2/2549	-	-	-	8-194	3.45-3.85	9,248
Other borrowings	2-364	0.00-5.00	37,404	3-363	0.00-4.50	70,526
Total			37,404			97,636

The Bank

	2009			2008		
Short-Term Borrowings	Maturity(Days)	Interest Rate (%)	Amount (Million Baht)	Maturity(Days)	Interest Rate (%)	Amount (Million Baht)
Short-Term Debenture Project 2/2548	-	-	-	22-132	3.55-3.85	9,829
Short-Term Debenture Project 1/2549	-	-	-	5-139	3.45-3.85	8,033
Short-Term Debenture Project 2/2549	-	-	-	8-194	3.45-3.85	9,248
Other borrowings	2-364	0.00-5.00	37,327	3-363	0.00-4.50	70,344
Total			37,327			97,454

Short-Term Borrowings

The Bank issued short-term unsubordinated debentures in name certificates without security and not convertible, without debenture holder representative in Thai Baht currency not exceeding Baht 50,000 million (excluding other borrowings), with a maturity of no more than 270 days in order to allow the Bank better flexibility and a wider variety of administration of its funding structure and to expand the investment alternatives to the public and/or depositors of the Bank.

19 LONG-TERM BORROWINGS

Long-term borrowings as of 31 December 2009 and 2008 consisted of :

(Million Baht)

	Consolidated and The Bank					
	2009			2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures	-	6,097	6,097	-	6,962	6,962
Subordinated Debentures KASIKORNBANK PCL No.3	12,000	-	12,000	12,000	-	12,000
Subordinated Debentures KASIKORNBANK PCL No.1/2008	17,000	-	17,000	17,000	-	17,000
Subordinated Debentures KASIKORNBANK PCL No.1/2009	600	-	600	-	-	-
Other borrowings	5,870	-	5,870	4,561	-	4,561
Total	35,470	6,097	41,567	33,561	6,962	40,523

SUBORDINATED DEBENTURES

The Board of Directors in its meeting on 25 July 1996 approved the issuance of USD 200 million of unsecured Subordinated Debentures, having a face value of USD 100,000 each, with a twenty-year maturity offered at a price of USD 98,997 each on 21 August 1996 and carrying an 8.25 percent coupon rate payable semi-annually. The Bank repurchased USD 16.69 million of such Subordinated Debentures in accordance with the Board of Directors resolution, which was approved on 28 May 2009. The settlement was completed on 2 July 2009.

SUBORDINATED DEBENTURES NO. 3

The Board of Directors in its meeting on 25 September 2003 approved the issuance of these Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding at a reasonable cost, to efficiently manage the interest rate and liquidity risks, as well as to strengthen the status of the Bank's tier two capital funds. On 16 October 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 % per annum and the fixed interest rate for the second five years of 4.25 % per annum. Interest is payable quarterly.

KBank Subordinated Debenture No.1/2008 and KBank Subordinated Debenture No.1/2009

On 25 September 2008, the Board of Directors in its meeting approved the issuance of these Unsubordinated and/or Subordinated Debentures in name certificate, unconvertible and without security in order to raise long-term funding at a reasonable cost, to efficiently manage the interest rate and liquidity risks, as well as to strengthen the status of the Bank's tier two capital funds. The Bank issued and offered the Subordinated Debentures as follows:

On 19 December 2008, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMTED No.1/2008 Due A.D. 2018, which the Bank may redeem the debenture before maturity, in the amount of Baht 17,000 million, with a ten-year maturity. The debentures bear interest at the fixed interest rate for the first three years of 5.25 % per annum, the fixed interest rate for the next four years of 5.75 % per annum and the fixed interest rate for the final three years of 6.50 % per annum. Interest is payable quarterly.

On 17 July 2009, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMTED No.1/2009 Due A.D.2019, which the Bank may redeem the debenture before maturity, in the amount of Baht 600 million, with a ten-year maturity. The debentures bear interest at the fixed interest rate for the first three years of 4.85 % per annum, the fixed interest rate for the next four years of 5.25 % per annum and the fixed interest rate for the final three years of 5.75 % per annum. Interest is payable quarterly.

Such KBank Subordinated Debenture No.1/2008 and KBank Subordinated Debenture No.1/2009 may redeem the debentures before maturity as follows:

(A) Before the fifth anniversary of the issue date, under a notice by the Bank of Thailand that
   (1) The debenture will no longer be classified as a financial instrument, which can be counted as Tier two capital fund of the Bank; or
   (2) The debenture can be counted as Tier two capital fund, at the proportion less than 50 percent of Tier one capital fund of the Bank; or

(B) On the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or

(C) The Bank is under court order for complete receivership, or for business rehabilitation or for bankruptcy under the Bankruptcy Act or other applicable laws or under the Bank's liquidation process; or

(D) If the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or

(E) In any other cases as may be later stipulated by the Bank of Thailand.

20 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of the consolidated and the Bank-only basic earnings per share for the year ended 31 December 2009 was based on profit attributable to ordinary shareholders of Baht 14,892 million and Baht 14,286 million, respectively (2008: Baht 15,333 million and Baht 14,807 million, respectively) and the weighted average number of ordinary shares outstanding during the year ended 31 December 2009 of 2,393,260,193 shares (2008: 2,393,122,000 shares).

For the year ended 31 December 2009, the Bank did not issue ordinary shares.

The calculation of the weighted average number of ordinary shares outstanding for the year ended 31 December 2008 is as follows:

	Consolidated and The Bank		
	Share capital		Number of the weighted average number of ordinary shares (Shares)
	Number of shares	Amount (Million Baht)	For the year Ended 31 December 2008
Issued ordinary shares as of 1 January 2008	2,388,202,317	23,882	2,388,202,317
Add:			
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors) on 11 January :	5,057,876	50	4,919,683
Issued ordinary shares as of 31 December 2008	2,393,260,193	23,932	2,393,122,000

21 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) as of 31 December 2009 and 2008 were calculated from the financial statements of the Bank. The Bank has chosen to adopt the standardized Approach in compliance with Basel II Accord, which is consistent with the BoT requirements.

(Million Baht)

	2009	2008
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital	42,036	42,036
Legal reserves	3,050	2,920
Net income after appropriation	57,876	48,608
Less Investments in subordinated debt of other financial institutions (Already included in their capital requirements)	(1)	-
Total Tier 1 Capital Base	102,961	93,564
Tier 2 Capital		
Surplus on land revaluation	4,585	4,587
Surplus on premises revaluation	2,106	2,191
Surplus on marketable equity securities revaluation	290	91
Provision for normal assets	11,698	9,124
Subordinated debentures	30,852	33,519
Less Investments in subordinated debt of other financial institutions (Already included in their capital requirements)	(1)	-
Total Tier 2 Capital Base	49,530	49,512
Total Capital Base	152,491	143,076

The BoT's regulations requires that banks registered in Thailand maintain a capital adequacy ratio of not less than 8.5% and that tier-1 capital ratio must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	2009	2008
Capital adequacy ratio	15.19	15.05
Tier-1 Capital ratio	10.25	9.84

In accordance with the BoT's directive number SOR NOR SOR 25/2552, dated 14 December 2009, titles "The disclosure of capital requirements of commercial banks", requires the Bank to disclose the capital requirements as of 31 December 2009 through the website "http://www.kasikornbank.com/TH/Investors/Pages/Investors.aspx" under the investor relation section within 4 months after 31 December 2009.

22 RESERVES

Section 116 of the Public Companies Act B.E. 2535 requires that the Bank shall allocate not less than 5 percent of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorized capital. In addition, The provisions of the Civil and Commercial Code of Thailand require that subsidiary companies shall allocate not less 5 percent of their annual net profit each time a dividend is declared, to a reserve account ("legal reserve") until the reserve reaches 10 percent of authorized share capital. The legal reserve is not available for dividend distribution.

23 DIVIDEND PAYMENTS

On 27 August 2009, the Board of Directors Meeting of the Bank approved to pay dividends from the six-month operating results of 2009 at the rate of Baht 0.50 per share, totaling Baht 1,197 million, which was paid on 24 September 2009.

On 3 April 2009, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2008 at the rate of Baht 2.00 per share, totaling Baht 4,787 million, of which Baht 1,197 million was paid on 25 September 2008 and the remaining balance of Baht 3,590 million was paid on 28 April 2009.

On 28 August 2008, the Board of Directors Meeting of the Bank approved to pay dividends from the six-month operating results of 2008 at the rate of Baht 0.50 per share, totaling Baht 1,197 million, which was paid on 25 September 2008.

On 3 April 2008, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2007 at the rate of Baht 2.00 per share, totaling Baht 4,784 million, of which Baht 1,194 million was paid on 27 September 2007 and the remaining balance of Baht 3,590 million was paid on 28 April 2008.

24 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as of 31 December 2009 and 2008 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Deposits	1,024	2,433	926	2,433
Government bonds	43,699	-	32,517	-
State enterprises bonds	411	2,780	101	2,780
Total	45,134	5,213	33,544	5,213

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

25 COMMITMENTS

Commitments as of 31 December 2009 and 2008 consisted of:

(Million Baht)

	Consolidated					
	2009			2008		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals on bills	2,314	-	2,314	1,343	-	1,343
Letters of indemnity-borrowing	7	133	140	2	219	221
Other guarantees	92,885	8,397	101,282	75,458	8,022	83,480
Letters of credit	1,312	19,840	21,152	1,084	16,081	17,165
Exchange rate agreements						
Purchase agreements	41,279	392,680	433,959	51,543	318,468	370,011
Sale agreements	170,529	437,840	608,369	40,088	340,229	380,317
Interest rate agreements						
Purchase agreements	668,217	66,792	735,009	567,180	66,646	633,826
Sale agreements	667,763	66,792	734,555	566,726	66,646	633,372
Credit Default Swap	100	-	100	100	874	974
Unused credit line of overdraft	149,339	-	149,339	140,491	-	140,491
Others	3,007	21,612	24,619	4,891	8,820	13,711
Total	1,796,752	1,014,086	2,810,838	1,448,906	826,005	2,274,911

(Million Baht)

	The Bank					
	2009			2008		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals on bills	2,314	-	2,314	1,343	-	1,343
Letters of indemnity-borrowing	7	133	140	2	219	221
Other guarantees	92,885	8,397	101,282	75,458	8,022	83,480
Letters of credit	1,312	19,840	21,152	1,084	16,081	17,165
Exchange rate agreements						
Purchase agreements	41,279	392,690	433,969	51,543	318,468	370,011
Sale agreements	170,529	437,840	608,369	40,088	340,229	380,317
Interest rate agreements						
Purchase agreements	668,217	66,792	735,009	567,180	66,646	633,826
Sale agreements	667,763	66,792	734,555	566,726	66,646	633,372
Credit Default Swap	100	-	100	100	874	974
Unused credit line of overdraft	149,339	-	149,339	140,491	-	140,491
Others	2,959	21,569	24,528	4,616	8,820	13,436
Total	1,796,704	1,014,053	2,810,757	1,448,631	826,005	2,274,636

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,613 million and Baht 9,937 million as of 31 December 2009 and 2008, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

As of 31 December 2009, Muang Thai Life Assurance Company Limited has been sued as insurer, with claims amounting to approximately Baht 129 million. Judgement has yet to be handed down in these cases. However, Muang Thai Life Assurance Company Limited expects the verdict to be mostly favorable. Therefore, no provsion for potential losses has been made in the financial statements.

26 RELATED PARTY TRANSACTIONS AND BALANCES

26.1 Loans and contingencies made to officers[(1)] and to business entities where the Bank and its subsidiaries, their directors or officers, hold 10% or more of their paid-up capital, in which market price as charged as with other normal business, are summarized as follows:

(Million Baht)

	Consolidated	
	31 December 2009	31 December 2008
Loans		
1. Officers	18	17
2. Business entities where the Bank and subsidiaries, their directors or officers, hold 10% or more of the paid - up capital	849	785
Total	867	802
Contingencies		
1. Officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or officers, hold 10% or more of the paid - up capital	-	22
Total	-	22

(Million Baht)

	The Bank	
	31 December 2009	31 December 2008
Loans		
1. Officers	18	17
2. Business entities where the Bank, its directors or officers, hold 10% or more of the paid - up capital	47,826	39,008
Total	47,844	39,025
Contingencies		
1. Officers	-	-
2. Business entities where the Bank, its directors or officers, hold 10% or more of the paid - up capital	31	36
Total	31	36

(1) Officers include directors and those who hold management positions (department head level and above) in the Financial Accounting Management and Financial Planning Departments.

26.2 Related Parties

Relationships between the Bank and other business entities where control exists for the years ended 31 December 2009 and 2008 are explained in Note 7.7

26.3 Significant transactions occurring between the Bank and the Phethai Asset Management Company Limited are summarized as follows:

	(Million Baht)	
	The Bank	
	31 December 2009	31 December 2008
Loans		
Beginning of the year	530	3,745
Deduction	(530)	(3,215)
End of the year	-	530
Deposits	561	26

	(Million Baht)	
	The Bank	
	For the Year Ended 31 December	
	2009	2008
Interest income	3	36

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit. Deposits were pledged as collateral. As of 31 December 2008, the pledged deposits were Baht 18 million. There is no loan to Phethai Asset Management Company Limited as of 31 December 2009.

As of 31 December 2008, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 5 million.

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited using the same method as for general customers and in accordance with the BoT's regulations.

26.4 Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

26.4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies excluding Phethai Asset Management Company Limited as of 31 December 2009 and 2008 are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Loans				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	43,115	33,709
- Kasikorn Factory and Equipment Co., Ltd.	-	-	3,860	3,985
Other Assets				
Subsidiary Companies				
- Muang Thai Life Assurance Co., Ltd.	-	-	117	-
- Kasikorn Asset Management Co., Ltd.	-	-	48	39
- Kasikorn Leasing Co., Ltd.	-	-	10	10
Deposits				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	1,073	142
- Muang Thai Life Assurance Co., Ltd.	-	-	636	-
- Muang Thai Group Holding Co., Ltd.	-	-	411	-
- Kasikorn Leasing Co., Ltd.	-	-	400	187
- Progress Gunpai Co., Ltd.	-	-	176	214
- Kasikorn Factory and Equipment Co., Ltd.	-	-	139	111
- Progress Software Co., Ltd.	-	-	105	73
- Progress Appraisal Co., Ltd.	-	-	59	65
- Progress Plus Co., Ltd.	-	-	53	53
- Progress Services Co., Ltd.	-	-	52	32
- Kasikorn Research Center Co., Ltd.	-	-	47	37
- Progress Service Support Co., Ltd.	-	-	46	48
- Progress Land and Buildings Co., Ltd.	-	-	39	27
- Progress Facilities Management Co., Ltd.	-	-	35	25
- Progress HR Co., Ltd	-	-	30	34
- K-SME Venture Capital Co., Ltd	-	-	29	58

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Deposits				
Subsidiary Companies				
- Progress Management Co., Ltd.	-	-	27	27
- Progress Storage Co., Ltd.	-	-	24	23
- Progress Training Co.,Ltd.	-	-	10	-
Associated Company				
- Processing Center Co., Ltd.	4	17	4	17
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	1,018	518
Borrowings				
Subsidiary Companies				
- Muang Thai Group Holding Co., Ltd.	-	-	1,517	-
- Kasikorn Asset Management Co., Ltd.	-	-	578	615
Other Liabilities				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	539	111
- Progress Software Co., Ltd.	-	-	169	161
- Progress Plus Co., Ltd.	-	-	46	50
- Progress HR Co., Ltd.	-	-	29	18
- Progress Appraisal Co., Ltd.	-	-	14	14
- Kasikorn Securities Public Co., Ltd.	-	-	-	11
Contingencies				
Subsidiary Companies				
- Kasikorn Factory and Equipment Co., Ltd.	-	-	17	15
- Kasikorn Securities Public Co., Ltd.	-	-	11	4

Certain subsidiaries and associated companies have entered into 1-2 year building lease and service agreements with the Bank. Rentals are charged at cost plus increment from additional administration and maintenance expenditures incurred. As of 31 December 2009 and 2008, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 30 million and Baht 18 million, respectively.

The Bank has entered into 5-year car leasing agreements with Kasikorn Leasing Co., Ltd. Such agreements are classified as finance lease agreements, charged at market rates. As of 31 December 2009 and 2008, the book value of finance lease liabilities, before elimination, amounts to Baht 538 million and 111 million, respectively.

The Bank entered into an Information Technology Service Agreement with Progress Software Co., Ltd. under which the service will be provided until 31 December 2010. As of 31 December 2009 and 2008, the Bank is committed to pay total service fees of Baht 11 Million and Baht 45 Million, respectively.

26.4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies for the years ended 31 December 2009 and 2008 are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Subsidiary Companies				
Revenue:				
Interest income	-	-	1,626	1,377
Dividend income	-	-	800	394
Fee income	-	-	574	430
Other income	-	-	1,755	55
Expenses:				
Interest expenses	-	-	21	35
Personnel expenses	-	-	308	287
Other expenses	-	-	3,014	2,226
Associated Companies				
Revenue:				
Other income	10	8	10	8
Expenses:				
Other expenses	9	48	9	48

The Bank has entered into a staff secondment agreement with Kasikorn Securities Public Company Limited, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the years ended 31 December 2009 and 2008, the Bank incurred expenses amounting to Baht 308 million and Baht 287 million, respectively, presented as personnel expenses in the statements of income.

26.4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence as of 31 December 2009 and 2008 were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	2009	2008
Loans		
- Charoen Pokphand Foods Public Co., Ltd.	1,000	111
- Bangkok Glass Industry Co., Ltd.	847	300
- Jutha Maritime Public Co., Ltd.	844	669
- Yip In Tsoi & Jacks Ltd.	34	53
Deposits		
- Serm Suk Public Co., Ltd.	360	538
- Muang Thai Insurance Public Co., Ltd	301	376
- Mitsubishi Elevator Asia Co., Ltd.	90	87
- Bangkok Glass Industry Co., Ltd.	63	73
- Sermsuk Beverage Co., Ltd.	55	16
- Nithi Thamrong Co., Ltd.	34	45
- National ITMX Co., Ltd.	30	19
- Charoen Pokphand Foods Public Co., Ltd	20	6
- Pruetthada Co., Ltd.	18	5
- Smithithada Co., Ltd.	13	70
- Quality Houses Public Co., Ltd.	10	2
- PTT Public Co., Ltd. (1)	-	6,304
- Thai British Security Printing Co., Ltd. (1)	-	138
- The Deves Insurance Public Co., Ltd.(1)	-	22
- Informax System Solutions & Serviecs Co., Ltd. (1)	-	21

(1) As of 31 December 2009, the company was not related to the Bank.

	(Million Baht)	
	Consolidated and The Bank	
	2009	2008
Contingencies		
- Charoen Pokphand Foods Public Co., Ltd.	1,344	1,514
- Quality Houses Public Co., Ltd.	147	207
- Dole Thailand Co., Ltd.	128	150
- Bangkok Glass Industry Co., Ltd.	53	14
- Jutha Maritime Public Co., Ltd.	27	30
- Yip In Tsoi & Jacks Ltd.	11	108
- PTT Public Co., Ltd.[1]	-	401
- Thai British Security Printing Co., Ltd. [1]	-	44
- Samart Telcom Public Co., Ltd. [1]	-	30

[1] As of 31 December 2009, the company was not related to the Bank.

26.4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank as of 31 December 2009 and 2008 are summarized as follows:

	(Million Baht)	
	Consolidated and The Bank	
	2009	2008
Loans	63	21
Deposits	1,430	1,370

27 BENEFITS OF DIRECTORS AND EXECUTIVES

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonus (if any) and income tax, executives' salary and bonus (if any).

28 CAPITAL COMMITMENTS AND LONG-TERM AGREEMENTS

28.1 Capital Commitments

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Contracted but not provided for	9,884	5,884	9,881	5,880

28.2 Long-Term Agreements

28.2.1 Operating Lease

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining Period	Consolidated 2009	The Bank 2009
Land/building lease agreements	1 January 2010 – 6 March 2036	1,885	1,846
Vehicle lease agreements	1 January 2010 – 21 November 2014	191	454
Others	1 January 2010 – 25 October 2013	44	-
Total		2,120	2,300

(Million Baht)

Type of Lease Agreement	Remaining Period	Consolidated 2008	The Bank 2008
Land/building lease agreements	1 January 2009 – 12 February 2033	620	602
Vehicle lease agreements	1 January 2009 – 22 December 2013	221	674
Others	1 January 2009 – 31 March 2013	42	-
Total		883	1,276

28.2.2 Service Agreement

On 12 November 2002, the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which the service will be provided until 31 December 2015; in which the Bank has increased the scope of such agreement in January 2010. As of 31 December 2009 and 2008, the Bank is committed to pay total service fees of Baht 6,811 million and Baht 4,264 million, respectively.

29 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business as of 31 December 2009 and 2008 can be summarized as follows:

29.1 Financial Position Classified by Types of Business

(Million Baht)

	Consolidated 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,349,828	14,628	1,364,456	(5,924)	1,358,532
Interbank and money market items - net (assets)	60,690	2,694	63,384	-	63,384
Investments - net	243,623	11,361	254,984	-	254,984
Loans	942,952	426	943,378	-	943,378
Deposits	975,482	10	975,492	-	975,492
Interbank and money market items (liabilities)	46,985	-	46,985	-	46,985
Borrowings	72,874	6,097	78,971	-	78,971
Contingencies	2,835,305	12,234	2,847,539	(36,701)	2,810,838

(Million Baht)

	Consolidated 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,295,814	9,605	1,305,419	(1,374)	1,304,045
Interbank and money market items - net (assets)	195,032	1,759	196,791	-	196,791
Investments - net	99,058	3,887	102,945	-	102,945
Loans	903,680	328	904,008	-	904,008
Deposits	967,939	11	967,950	-	967,950
Interbank and money market items (liabilities)	16,300	-	16,300	-	16,300
Borrowings	131,197	6,962	138,159	-	138,159
Contingencies	2,293,303	23,540	2,316,843	(41,932)	2,274,911

(Million Baht)

	The Bank 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,277,810	14,628	1,292,438	(5,924)	1,286,514
Interbank and money market items - net (assets)	59,957	2,694	62,651	-	62,651
Investments - net	196,085	11,361	207,446	-	207,446
Loans	933,463	426	933,889	-	933,889
Deposits	978,054	10	978,064	-	978,064
Interbank and money market items (liabilities)	48,007	-	48,007	-	48,007
Borrowings	72,797	6,097	78,894	-	78,894
Contingencies	2,835,224	12,234	2,847,458	(36,701)	2,810,757

(Million Baht)

	The Bank 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,295,321	9,605	1,304,926	(1,374)	1,303,552
Interbank and money market items - net (assets)	194,949	1,759	196,708	-	196,708
Investments - net	107,931	3,887	111,818	-	111,818
Loans	900,259	328	900,587	-	900,587
Deposits	968,777	11	968,788	-	968,788
Interbank and money market items (liabilities)	16,852	-	16,852	-	16,852
Borrowings	131,015	6,962	137,977	-	137,977
Contingencies	2,293,028	23,540	2,316,568	(41,932)	2,274,636

29.2 Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	56,338	312	56,650	(254)	56,396
Interest expenses	12,596	679	13,275	(254)	13,021
Net income (expenses) from interest and dividend	43,742	(367)	43,375	-	43,375
Non-interest income	26,901	382	27,283	-	27,283
Non-interest expenses	49,391	156	49,547	-	49,547
Income (loss) before income tax	21,252	(141)	21,111	-	21,111

(Million Baht)

	Consolidated 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	59,961	769	60,730	(600)	60,130
Interest expenses	17,331	963	18,294	(600)	17,694
Net income (expenses) from interest and dividend	42,630	(194)	42,436	-	42,436
Non-interest income	22,017	573	22,590	-	22,590
Non-interest expenses	42,711	138	42,849	-	42,849
Income before income tax	21,936	241	22,177	-	22,177

(Million Baht)

	The Bank 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	55,793	312	56,105	(254)	55,851
Interest expenses	12,623	679	13,302	(254)	13,048
Net income (expenses) from interest and dividend	43,170	(367)	42,803	-	42,803
Non-interest income	22,431	382	22,813	-	22,813
Non-interest expenses	45,609	156	45,765	-	45,765
Income (loss) before income tax	19,992	(141)	19,851	-	19,851

(Million Baht)

	The Bank 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	59,539	769	60,308	(600)	59,708
Interest expenses	17,342	963	18,305	(600)	17,705
Net income (expenses) from interest and dividend	42,197	(194)	42,003	-	42,003
Non-interest income	19,992	574	20,566	-	20,566
Non-interest expenses	41,100	138	41,238	-	41,238
Income before income tax	21,089	242	21,331	-	21,331

30 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one entity and a financial liability or equity instrument of another entity.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has employed credit risk management processes in credit processes. In assessing medium and large corporate customers' credit risk level, the Bank utilizes credit risk rating tools to enhance the quality of loans granted. Furthermore, the credit scoring has been employed to determine the credit risk level of retail customers to ensure uniformity of assessment results. To manage medium business and large corporate business portfolios following the approval process, the Bank annually reviews customers' credit rating on qualitative and quantitative basis. Regarding the management of retail portfolio, behavior scoring has been adopted for assessing customers' risk level resulting in the Bank's capability in determining risk-adjusted returns or interest rates. This also enhances the determination of asset allocation across businesses and industries to diversify risks at an aggregate level.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the Bank.

For the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable allowance for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates, equity prices, commodity prices and risk arising from credit derivatives which may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities both in the current reporting period and in the future.

The Bank currently faces 3 major types of market risk namely interest rate risk, foreign exchange rate risk and equity position risk. As the Bank has chosen not to retain any position dealing with commodity prices and credit derivatives, they have been managed under back-to-back policy.

1. Interest rate risk

Interest rate risk refers to any risk arising from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or cost of funds, both in the current reporting period and in the future. The Bank has employed various tools to manage interest rate risk such as Value-at-Risk (VaR) and Interest Rate Risk Gap under the supervision of Risk Management Committee and Assets and Liabilities Management Sub-committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) as of 31 December 2009 and 2008 is as follows:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Fixed interest rates	239,688	223,862	232,819	225,368
Floating interest rates	754,869	867,668	752,248	862,741
Total Loans (including financial institutions)	994,557	1,091,530	985,067	1,088,109

The average balances of the interest-bearing financial assets and liabilities of the Bank and its subsidiaries, calculated by using the average of the beginning of the year and the ending of the year, and the average interest and dividend rates for the years ended 31 December 2009 and 2008 are as follows:

(Million Baht)

	Consolidated					
	2009			2008		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	130,090	1,484	1.14	127,613	2,089	1.64
Securities purchased under resale agreements	-	-	-	5,350	12	0.22
Investments	180,409	4,351	2.41	101,989	4,115	4.03
Loans	923,693	50,562	5.47	833,257	53,914	6.47
Total	1,234,192	56,397	4.57	1,068,209	60,130	5.63
Interest-bearing Financial Liabilities						
Deposits	971,721	8,918	0.92	875,886	14,369	1.64
Interbank and money market items	31,643	606	1.92	15,161	290	1.91
Borrowings	108,565	3,497	3.22	98,129	3,035	3.09
Total	1,111,929	13,021	1.17	989,176	17,694	1.79

(Million Baht)

	The Bank					
	2009			2008		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	129,653	1,479	1.14	127,492	2,087	1.64
Securities purchased under resale agreements	-	-	-	5,350	12	0.22
Investments	161,560	5,024	3.11	110,520	4,553	4.12
Loans	917,238	49,349	5.38	830,946	53,056	6.39
Total	1,208,451	55,852	4.62	1,074,308	59,708	5.56
Interest-bearing Financial Liabilities						
Deposits	973,426	8,918	0.92	876,598	14,372	1.64
Interbank and money market items	32,429	611	1.88	15,506	294	1.90
Borrowings	108,436	3,520	3.25	97,840	3,039	3.11
Total	1,114,291	13,049	1.17	989,944	17,705	1.79

Financial assets and liabilities, classified by maturity of interest repricing, as of 31 December 2009 and 2008 are shown below:

(Million Baht)

Consolidated
2009

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	26,674	-	26,674
Interbank and money market Items	4,785	55,097	489	-	-	3,059	-	63,430
Investments	2,672	45,274	63,395	73,354	11,169	52,439	7,859	256,162
Loans	629,564	93,077	11,470	72,251	49,154	19,093	68,769	943,378
Accrued interest receivable	-	-	-	-	-	1,051	-	1,051
Customers' liability under acceptances	-	-	-	-	-	574	-	574
Other assets	926	-	-	-	-	7,577	-	8,503
Total Financial Assets	637,947	193,448	75,354	145,605	60,323	110,467	76,628	1,299,772
Financial Liabilities								
Deposits	537,741	166,811	150,720	65,477	-	54,743	-	975,492
Interbank and money market Items	5,646	40,496	360	2	-	481	-	46,985
Liabilities payable on demand	-	-	-	-	-	12,756	-	12,756
Borrowings	-	48,517	380	30,029	19	26	-	78,971
Bank's liability under acceptances	-	-	-	-	-	574	-	574
Other liabilities	3,246	-	-	-	-	4,656	-	7,902
Total Financial Liabilities	546,633	255,824	151,460	95,508	19	73,236	-	1,122,680
On-balance sheet items	91,314	(62,376)	(76,106)	50,097	60,304	37,231	76,628	177,092

(Million Baht)

	Consolidated 2008							
	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	27,751	-	27,751
Interbank and money market Items	6,523	186,191	-	-	-	4,132	-	196,846
Investments	6,700	26,687	25,592	31,212	7,370	5,900	1,194	104,655
Loans	624,641	105,241	7,172	52,843	52,338	2,573	59,200	904,008
Accrued interest receivable	-	-	-	-	-	1,485	-	1,485
Customers' liability under acceptances	-	-	-	-	-	492	-	492
Other assets	2,434	-	-	-	-	4,876	-	7,310
Total Financial Assets	640,298	318,119	32,764	84,055	59,708	47,209	60,394	1,242,547
Financial Liabilities								
Deposits	442,984	315,675	146,384	15,680	-	47,227	-	967,950
Interbank and money market Items	7,835	3,289	569	140	896	3,571	-	16,300
Liabilities payable on demand	-	-	-	-	-	10,883	-	10,883
Borrowings	-	82,900	15,227	33,054	6,962	16	-	138,159
Bank's liability under acceptances	-	-	-	-	-	492	-	492
Other liabilities	3,102	-	-	-	-	7,151	-	10,253
Total Financial Liabilities	453,921	401,864	162,180	48,874	7,858	69,340	-	1,144,037
On-balance sheet items	186,377	(83,745)	(129,416)	35,181	51,850	(22,131)	60,394	98,510

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2009 AND 2008

(Million Baht)

	The Bank							
	2009							
	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	26,673	-	26,673
Interbank and money market items	4,650	55,099	-	-	-	2,917	-	62,666
Investments	2,672	43,764	62,346	70,225	7,641	21,841	1,148	209,637
Loans	626,612	96,631	7,814	70,932	48,723	16,860	66,316	933,888
Accrued interest receivable	-	-	-	-	-	1,010	-	1,010
Customers' liability under acceptances	-	-	-	-	-	574	-	574
Other assets	926	-	-	-	-	4,549	-	5,475
Total Financial Assets	634,860	195,494	70,160	141,157	56,364	74,424	67,464	1,239,923
Financial Liabilities								
Deposits	539,341	166,913	150,720	65,477	-	55,613	-	978,064
Interbank and money market items	6,668	40,496	360	2	-	481	-	48,007
Liabilities payable on demand	-	-	-	-	-	12,748	-	12,748
Borrowings	-	48,440	380	30,029	19	26	-	78,894
Bank's liability under acceptances	-	-	-	-	-	574	-	574
Other liabilities	2,412	-	-	-	-	4,658	-	7,070
Total Financial Liabilities	548,421	255,849	151,460	95,508	19	74,100	-	1,125,357
On-balance sheet items	86,439	(60,355)	(81,300)	45,649	56,345	324	67,464	114,566

(Million Baht)

	The Bank							
	2008							
	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	27,750	-	27,750
Interbank and money market items	6,498	186,156	-	-	-	4,074	-	196,728
Investments	6,700	26,687	25,592	31,212	7,370	14,727	1,194	113,482
Loans	621,165	109,840	7,932	51,941	52,116	1,593	56,000	900,587
Accrued interest receivable	-	-	-	-	-	1,454	-	1,454
Customers' liability under acceptances	-	-	-	-	-	492	-	492
Other assets	2,434	-	-	-	-	3,866	-	6,300
Total Financial Assets	636,797	322,683	33,524	83,153	59,486	53,956	57,194	1,246,793
Financial Liabilities								
Deposits	443,761	315,828	146,384	15,680	-	47,135	-	968,788
Interbank and money market items	8,434	3,241	569	140	896	3,572	-	16,852
Liabilities payable on demand	-	-	-	-	-	10,883	-	10,883
Borrowings	-	82,718	15,227	33,054	6,962	16	-	137,977
Bank's liability under acceptances	-	-	-	-	-	492	-	492
Other liabilities	2,611	-	-	-	-	7,159	-	9,770
Total Financial Liabilities	454,806	401,787	162,180	48,874	7,858	69,257	-	1,144,762
On-balance sheet items	181,991	(79,104)	(128,656)	34,279	51,628	(15,301)	57,194	102,031

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or cost of funds. Tools adopted for managing foreign exchange rate risk are for instance, open positions and VaR. Foreign exchange rate risk is under the supervision of Risk Management Committee and Assets and Liabilities Management Sub-committees.

Foreign currency positions in Baht equivalent, as of 31 December 2009 and 2008 were as follows:

(Million Baht)

	Consolidated					
	2009					
	Currency					
	US Dollar	Yen	Pound	Euro	Others	Total
Assets						
Cash	644	22	53	309	144	1,172
Interbank and money market items - net	7,744	68	135	53	1,605	9,605
Investments - net	11,926	105	-	237	23	12,291
Loans and accrued interest receivables - net	36,534	1,431	81	957	491	39,494
Other assets	1,613	-	-	27	8	1,648
Total assets	58,461	1,626	269	1,583	2,271	64,210
Liabilities						
Deposits	10,456	74	596	1,418	410	12,954
Interbank and money market items	434	4,646	-	-	2	5,082
Liability on demand	6,638	153	155	585	337	7,868
Borrowings	6,097	-	-	-	-	6,097
Other liabilities	12,958	89	608	1,810	456	15,921
Total liabilities	36,583	4,962	1,359	3,813	1,205	47,922
Foreign currency position of						
on-balance items-net	21,878	(3,336)	(1,090)	(2,230)	1,066	16,288
off-balance sheet items-net	(181,402)	3,333	478	693	(110)	(177,008)
(Forward exchange contracts, cross currency swaps and FX options)						

(Million Baht)

	Consolidated					
	2008					
	Currency					
	US Dollar	Yen	Pound	Euro	Others	Total
Assets						
Cash	523	71	65	512	193	1,364
Interbank and money market items - net	7,509	123	64	121	729	8,546
Investments - net	3,934	-	-	2	23	3,959
Loans and accrued interest receivables - net	31,822	1,597	77	1,259	324	35,079
Other assets	8,310	6,759	-	2,616	5	17,690
Total assets	52,098	8,550	206	4,510	1,274	66,638
Liabilities						
Deposits	13,468	101	284	785	456	15,094
Interbank and money market items	2,607	1,005	-	466	-	4,078
Liability on demand	5,937	118	125	694	308	7,182
Borrowings	6,962	-	-	-	-	6,962
Other liabilities	8,852	7,376	13	3,667	62	19,970
Total liabilities	37,826	8,600	422	5,612	826	53,286
Foreign currency position of						
on-balance items-net	14,272	(50)	(216)	(1,102)	448	13,352
off-balance sheet items-net	(15,716)	68	220	543	11	(14,874)
(Forward exchange contracts, cross currency swaps and FX options)						

(Million Baht)

	The Bank					
	2009					
	Currency					
	US Dollar	Yen	Pound	Euro	Others	Total
Assets						
Cash	644	22	53	309	144	1,172
Interbank and money market items - net	7,744	68	135	53	1,605	9,605
Investments - net	11,272	-	-	3	23	11,298
Loans and accrued interest receivables - net	36,534	1,431	81	957	491	39,494
Other assets	1,597	-	-	17	8	1,622
Total assets	57,791	1,521	269	1,339	2,271	63,191
Liabilities						
Deposits	10,456	74	596	1,418	410	12,954
Interbank and money market items	434	4,646	-	-	2	5,082
Liability on demand	6,638	153	155	585	337	7,868
Borrowings	6,097	-	-	-	-	6,097
Other liabilities	12,958	89	608	1,810	456	15,921
Total liabilities	36,583	4,962	1,359	3,813	1,205	47,922
Foreign currency position of						
on-balance items-net	21,208	(3,441)	(1,090)	(2,474)	1,066	15,269
off-balance sheet items-net	(181,402)	3,333	478	693	(110)	(177,008)
(Forward exchange contracts, cross currency swaps and FX options)						

(Million Baht)

	The Bank					
	2008					
	Currency					
	US Dollar	Yen	Pound	Euro	Others	Total
Assets						
Cash	523	71	65	512	193	1,364
Interbank and money market items - net	7,509	123	64	121	729	8,546
Investments - net	3,934	-	-	2	23	3,959
Loans and accrued interest receivables - net	31,822	1,597	77	1,259	324	35,079
Other assets	8,310	6,759	-	2,616	5	17,690
Total assets	52,098	8,550	206	4,510	1,274	66,638
Liabilities						
Deposits	13,468	101	284	785	456	15,094
Interbank and money market items	2,607	1,005	-	466	-	4,078
Liability on demand	5,937	118	125	694	308	7,182
Borrowings	6,962	-	-	-	-	6,962
Other liabilities	8,852	7,376	13	3,667	62	19,970
Total liabilities	37,826	8,600	422	5,612	826	53,286
Foreign currency position of						
on-balance items-net	14,272	(50)	(216)	(1,102)	448	13,352
off-balance sheet items-net	(15,716)	68	220	543	11	(14,874)
(Forward exchange contracts, cross currency swaps and FX options)						

3. Equity position risk

Equity position risk is any risk arising from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank faces risk arising from equity underwriting and investment in common equity. However, the Bank has a policy to reduce position in investment in equities which are not related to the Bank's main businesses.

Liquidity risk

Liquidity risk is the risk of the prospect that the Bank will be unable to meet its obligations as they fall due because of an inablility to liquidate assets or obtain fundings sufficiently in a timely manner with appropriate cost which could result in losses.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulations and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Assets and Liabilities Management Sub-committee supervises management of liquidity risk.

A maturity analysis of financial assets and liabilities as of 31 December 2009 and 2008 was as follows:

(Million Baht)

	Consolidated						
	2009						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	26,674	26,674
Interbank and money market items	7,842	55,099	489	-	-	-	63,430
Investments	606	45,054	48,593	92,292	57,315	12,302	256,162
Loans	168,627	312,428	19,763	270,199	172,361	-	943,378
Accrued interest receivables	15	1,013	1	19	3	-	1,051
Customers' liability under acceptances	-	574	-	-	-	-	574
Other assets	926	3,510	-	-	-	4,067	8,503
Total Financial Assets	178,016	417,678	68,846	362,510	229,679	43,043	1,299,772
Financial Liabilities							
Deposits	592,484	166,811	150,720	65,477	-	-	975,492
Interbank and money market items	6,127	35,850	60	302	4,646	-	46,985
Liability payable on demand	12,756	-	-	-	-	-	12,756
Borrowings	-	33,700	3,704	17,752	23,815	-	78,971
Bank's liability under accpetances	-	574	-	-	-	-	574
Other liabilities	3,348	695	358	458	-	3,043	7,902
Total Financial Liabilities	614,715	237,630	154,842	83,989	28,461	3,043	1,122,680
Liquidity-net	(436,699)	180,048	(85,996)	278,521	201,218	40,000	177,092

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2009 AND 2008

(Million Baht)

	Consolidated 2008						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	27,751	27,751
Interbank and money market items	10,273	186,573	-	-	-	-	196,846
Investments	578	27,679	26,990	35,536	8,032	5,840	104,655
Loans	200,733	320,477	17,240	181,847	183,711	-	904,008
Accrued interest receivables	16	1,443	1	19	6	-	1,485
Customers' liability under acceptances	-	492	-	-	-	-	492
Other assets	2,434	1,176	-	-	-	3,700	7,310
Total Financial Assets	214,034	537,840	44,231	217,402	191,749	37,291	1,242,547
Financial Liabilities							
Deposits	490,211	315,675	146,384	15,680	-	-	967,950
Interbank and money market items	11,408	3,289	569	31	109	894	16,300
Liability payable on demand	10,883	-	-	-	-	-	10,883
Borrowings	-	82,900	14,736	16,561	23,962	-	138,159
Bank's liability under accpetances	-	492	-	-	-	-	492
Other liabilities	3,233	2,352	1,420	207	-	3,041	10,253
Total Financial Liabilities	515,735	404,708	163,109	32,479	24,071	3,935	1,144,037
Liquidity-net	(301,701)	133,132	(118,878)	184,923	167,678	33,356	98,510

(Million Baht)

	The Bank 2009						
	At call	Less than 6 months	6 months to 1 Year	1 Year To 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	26,673	26,673
Interbank and money market items	7,567	55,099	-	-	-	-	62,666
Investments	550	43,764	47,538	87,699	8,250	21,836	209,637
Loans	167,335	310,767	16,053	267,899	171,834	-	933,888
Accrued interest receivables	-	1,010	-	-	-	-	1,010
Customers' liability under acceptances	-	574	-	-	-	-	574
Other assets	926	1,319	-	-	-	3,230	5,475
Total Financial Assets	176,378	412,533	63,591	355,598	180,084	51,739	1,239,923
Financial Liabilities							
Deposits	594,954	166,913	150,720	65,477	-	-	978,064
Interbank and money market items	7,149	35,850	60	302	4,646	-	48,007
Liability payable on demand	12,748	-	-	-	-	-	12,748
Borrowings	-	33,623	3,704	17,752	23,815	-	78,894
Bank's liability under acceptances	-	574	-	-	-	-	574
Other liabilities	2,516	695	358	458	-	3,043	7,070
Total Financial Liabilities	617,367	237,655	154,842	83,989	28,461	3,043	1,125,357
Liquidity-net	(440,989)	174,878	(91,251)	271,609	151,623	48,696	114,566

(Million Baht)

	The Bank 2008						
	At call	Less than 6 months	6 months to 1 Year	1 Year To 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	27,750	27,750
Interbank and money market items	10,189	186,539	-	-	-	-	196,728
Investments	550	27,669	26,990	35,519	8,032	14,722	113,482
Loans	199,371	320,474	17,990	179,754	182,998	-	900,587
Accrued interest receivables	-	1,454	-	-	-	-	1,454
Customers' liability under acceptances	-	492	-	-	-	-	492
Other assets	2,434	1,013	-	-	-	2,853	6,300
Total Financial Assets	212,544	537,641	44,980	215,273	191,030	45,325	1,246,793
Financial Liabilities							
Deposits	490,896	315,828	146,384	15,680	-	-	968,788
Interbank and money market items	12,006	3,241	569	31	109	896	16,852
Liability payable on demand	10,883	-	-	-	-	-	10,883
Borrowings	-	82,718	14,736	16,561	23,962	-	137,977
Bank's liability under acceptances	-	492	-	-	-	-	492
Other liabilities	2,742	2,360	1,420	207	-	3,041	9,770
Total Financial Liabilities	516,527	404,639	163,109	32,479	24,071	3,937	1,144,762
Liquidity-net	(303,983)	133,002	(118,129)	182,794	166,959	41,388	102,031

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of 31 December 2009 and 2008.

(Million Baht)

	Consolidated			
	2009		2008	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	26,674	26,674	27,751	27,751
Interbank and money market items – net	63,384	63,384	196,791	196,791
Investments – net	254,984	257,032	102,945	103,105
Loans and accrued interest receivables – net	910,384	910,384	875,722	875,722
Customers' liability under acceptances	574	574	492	492
Other assets	8,503	8,503	7,310	7,310
Total Financial Assets	1,264,503	1,266,551	1,211,011	1,211,171
Financial Liabilities				
Deposits	975,492	975,492	967,950	967,950
Interbank and money market items	46,985	46,985	16,300	16,300
Liabilities payable on demand	12,756	12,756	10,883	10,883
Borrowings	78,971	79,642	138,159	137,190
Bank's liability under acceptances	574	574	492	492
Other liabilities	7,902	7,902	10,253	10,253
Total Financial Liabilities	1,122,680	1,123,351	1,144,037	1,143,068

(Million Baht)

	The Bank			
	2009		2008	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	26,673	26,673	27,750	27,750
Interbank and money market items – net	62,651	62,651	196,708	196,708
Investments – net	207,446	207,518	111,818	111,979
Loans and accrued interest receivables – net	902,059	902,059	873,539	873,539
Customers' liability under acceptances	574	574	492	492
Other assets	5,475	5,475	6,300	6,300
Total Financial Assets	1,204,878	1,204,950	1,216,607	1,216,768
Financial Liabilities				
Deposits	978,064	978,064	968,788	968,788
Interbank and money market items	48,007	48,007	16,852	16,852
Liabilities payable on demand	12,748	12,748	10,883	10,883
Borrowings	78,894	79,565	137,977	137,190
Bank's liability under acceptances	574	574	492	492
Other liabilities	7,070	7,070	9,770	9,770
Total Financial Liabilities	1,125,357	1,126,028	1,144,762	1,143,975

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The values of cash, interbank and money market items (assets and liabilities), customers' liability under acceptances, accrued income, other assets, liabilities payable on demand, bank's liability under acceptances, accrued interest payables and other liabilities are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's accounting policies mentioned in Note 7.

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts, since most loans are at floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

The following is a summary of the notional amounts and the fair value of the consolidated and the Bank 's derivative instruments as of 31 December 2009 and 2008:

(Million Baht)

	Consolidated			
	2009			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	615,293	3,392	618,685	292
Cross currency swaps	251,099	172,544	423,643	(4,111)
Interest rate swaps	478,177	991,387	1,469,564	942
Credit default swaps	-	100	100	-
Other derivatives	9,614	-	9,614	24

(Million Baht)

	Consolidated			
	2008			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	526,422	8,510	534,932	1,913
Cross currency swaps	122,124	93,272	215,396	3,915
Interest rate swaps	864,008	403,190	1,267,198	(694)
Credit default swaps	-	974	974	1
Other derivatives	1,278	495	1,773	-

(Million Baht)

	The Bank 2009			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	615,303	3,392	618,695	292
Cross currency swaps	251,099	172,544	423,643	(4,111)
Interest rate swaps	478,177	991,387	1,469,564	942
Credit default swaps	-	100	100	-
Other derivatives	9,614	-	9,614	24

(Million Baht)

	The Bank 2008			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	526,422	8,510	534,932	1,913
Cross currency swaps	122,124	93,272	215,396	3,915
Interest rate swaps	864,008	403,190	1,267,198	(694)
Credit default swaps	-	974	974	1
Other derivatives	1,278	495	1,773	-

The fair value is ordinarily derived from quoted market price or from generally accepted pricing models, where no market price is available.

31 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the balance sheet as at 31 December 2008 have been reclassified to conform with the presentation in the balance sheet as of 31 December 2009.

Significant reclassifications are as follows:

(Million Baht)

	2008					
	Consolidated			The Bank		
	Before reclassifications	Reclassifications	After reclassifications	Before reclassifications	Reclassifications	After reclassifications
Balance sheet						
Assets						
Interbank and money market items						
Domestic items						
Interest bearing	187,805	(582)	187,223	188,236	(1,073)	187,163
Foreign items						
Interest bearing	6,911	(1,361)	5,550	6,911	(1,361)	5,550
Leasehold - net	-	629	629	-	629	629
Intangible assets - net	9,223	(629)	8,594	7,912	(629)	7,283
Derivative assets	36,452	47	36,499	36,452	47	36,499
Other assets - net	8,185	2,387	10,572	6,385	2,387	8,772
Liabilities						
Interbank and money market items						
Foreign items						
Interest bearing	3,619	(2,611)	1,008	3,619	(2,611)	1,008
Provisions	-	4,233	4,233	-	4,207	4,207
Derivative liabilities	31,900	287	32,187	31,900	287	32,187
Other liabilities	21,598	(1,418)	20,180	20,743	(1,883)	18,860
		-			-	

The reclassifications have been made because, in the opinion of management, the new classification is more appropriate to the nature of business and in accordance with accounting practical guidelines.

32 BUSINESS AND RISK MANAGEMENT POLICIES RELATING TO TRANSACTIONS AMONG GROUP OF COMPANIES OFFERING FINANCIAL SERVICES

In accordance with the Bank of Thailand's notification number Sor Nor Sor 66/2008, dated 3 August 2008, regarding "Consolidated Supervision", the Bank is required to disclose policies relating to business and risk management policies relating to transactions among group of companies offering financial services, summarised as follows:

- For business transactions among group of companies offering financial services, requirements for type of transactions, including relevant criteria and limitations have been established. They follow the same process, as applied to other parties.
- For business transactions and services among group of companies, there are supervision to ensure that appropriate market prices are used, that level of transactions among the companies and level of guarantee for third parties are in compliance with applicable rules and regulations.
- Risk management policies for transactions among group of companies offering financial services have been established and included on the consolidated risk management policies, which have been approved by the Bank's Board of Directors.

See Note 26 for related party transactions and balances for transactional information, which are in compliance with the above policies.

33 THAI ACCOUNING STANDARD (TAS) NOT YET ADOPTED

The Bank and its subsidiaries have not adopted the following new and revised TAS that have been issued as of the balance sheet date but are not yet effective. These revised TAS will become effective for financial periods beginning on or after 1 January 2011.

TAS 24 (revised 2007)	*Related Party Disclosures*
TAS 40	*Investment Property*

The adoption and initial application of these revised TAS is not expected to have any material impact on the consolidated or the Bank's financial statements.

34 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved for issue by the Audit Committee on 18 February 2010.


EXCELLENCE

Management Discussion and Analysis (MD&A)

For the Year Ending December 31, 2009

ธนาคารกสิกรไทย
KASIKORNBANK



เครือธนาคารกสิกรไทย KASIKORNBANKGROUP

บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary
Management Discussion and Analysis
For the Year Ending December 31, 2009*

KASIKORNBANKGROUP continued to place emphasis on satisfying the needs of customers of every segment, through a customer-centric strategy, by offering complete financial services under the single-brand concept of "KASIKORNBANKGROUP" with the aim of being the 'best' service provider. Through our understanding of customers' needs, we are able to offer the best possible solutions and most comprehensive financial products and services for customers.

In 2009, we expanded investment in the life insurance business by acquiring additional common shares from Muang Thai Group Holding Co., Ltd. (MTGH), a major shareholder of Muang Thai Life Assurance Co., Ltd., to underline our customer-centric strategies with the aim of creating more fee income. This investment has already been reflected in our 2009 financial statements. Meanwhile, we have made another major adjustment to our operational structure by transferring the factoring business operations to KASIKORNBANK PCL., fully effective in 2010, in order to support the business expansion, increase business opportunity and enhance the service potential. KASIKORN FACTORING Co., LTD. (KFactoring) was renamed to KASIKORN FACTORY AND EQUIPMENT Co., LTD. (KF&E) to better reflect their businesses which are more focused on the offering of leasing services for machinery and equipments.

With regards to operating performance in 2009, the Bank's consolidated net income totaled Baht 14,892 million, dropping by Baht 441 million, or 2.88 percent, from 2008, mainly attributable to an increase in non-interest expenses, despite higher net interest and dividend income, as well as non-interest income.

As of December 31, 2009, the Bank's consolidated assets equaled Baht 1,358,532 million, increasing by Baht 54,487 million, or 4.18 percent, over the end of 2008. This was due primarily to increases in net investments and loans. The rise in net investments was mainly the result of our investment expansion in the life insurance business. At year-end 2009, our consolidated loans totaled Baht 943,378 million, up by Baht 39,370 million, or 4.36 percent over-year. Our net and gross NPL ratios were 1.91 percent and 3.76 percent, respectively, rising over 1.47 percent and 3.09 percent recorded at the end of 2008. Consolidated liabilities of the Bank, at year-end 2009, equaled Baht 1,226,576 million, increasing by Baht 36,193 million, or 3.04 percent over-year, due largely to increases in deposits, interbank and money market items, along with life policy reserves. Deposits, as of December 31, 2009, amounted to Baht 975,492 million, rising by Baht 7,542 million, or 0.78

---

* In the Annual Report, this information is shown in the "Management Report" section.

percent, over the end of 2008. Meanwhile, the increase in life policy reserves reflected normal transactions from the life insurance business. Total equity attributable to equity holders of the Bank was Baht 123,066 million, growing by Baht 9,404 million, or 8.27 percent over-year. The capital adequacy ratio of the Bank was 15.19 percent, which is significantly higher than the Bank of Thailand (BoT) minimum requirement of 8.50 percent. Our Tier-1 and Tier-2 capital amounted to 10.25 percent and 4.94 percent, respectively.

Amid the unfavorable economic conditions and intense banking business competition seen throughout 2009, KASIKORNBANKGROUP put emphasis on restructuring operational procedures and systems to enhance the efficiency and speed of services, in addition to our cost management activities. These endeavors paid off with achievements in many dimensions, including growth in overall credit extension – led by Retail and SME Business loans, considerable growth in fee income, increased customer satisfaction, as well as securing our leadership as the first commercial bank in Thailand to introduce outstanding innovations in many financial products and services.

Regarding the operating performance of our related financial services K Companies, despite a slight over-year contraction in loans of KF&E, KLeasing recorded impressive loan growth in 2009. Moreover, at KAsset, the growth of assets under management (AUM) was significantly higher than the market average. The company also held the largest AUM market share in 2009. Exceptional performance was also achieved by KSecurities, with the company's market share in the securities brokerage business increasing further in 2009.

With our awareness of the importance of risk management, KASIKORNBANKGROUP has continued to improve our risk management efficiency in various dimensions, covering credit, market, liquidity, operational and strategic risks, as well as other risk factors. All of these efforts are to ensure that our risk management is in line with best practices and the Bank of Thailand's requirements, as well as promoting business growth and sustainable profitability for shareholders and investors.

To achieve the highest operational efficiency within KASIKORNBANKGROUP, we have continued to develop all necessary support functions, with the incorporation of human resources, Information Technology (IT), and our strategic project under "K-Transformation". Due to our resolute intention of extensive business development, as well as our adherence to good corporate governance principles, KASIKORNBANKGROUP was awarded many marks of recognition from both domestic and foreign institutions in 2009.

Content

	Page

1. Overview

1.1 Overview of Economy, Banking Industry and Regulatory Changes

❑ Thailand's Economy in 2009 and Outlook for 2010

For 2009, Thailand's economy contracted 2.3 percent, year-on-year, compared to the 2.5-percent growth in 2008, due mainly to negative factors, including the global economic slowdown, the spread of the Influenza A (H1N1) outbreak, domestic political uncertainty and negative investment sentiment in some areas at home, which dampened exports and domestic spending.

Looking out into 2010, we anticipate that the economy will likely record 3.0-4.0 percent growth, in tandem with more positive global economic momentum that will lend support to the country's exports, coupled with accommodative fiscal and monetary policies of the Thai authorities. However, some challenges remain ahead that could hurt the overall economic recovery. These challenges include whether the global economic recovery will be sustainable, an uptrend in commodity prices which could fuel inflation, global financial market volatility, as well as domestic political situations. Meanwhile, potential increases in energy prices will contribute to higher domestic inflation, averaging 3.0-4.0 percent in 2010 versus the 0.9-percent contraction seen in 2009.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	2010	2009
Private Consumption	1.5-2.6	-1.1
Total Investment	**3.4-6.0**	**-9.0**
Government Consumption	-0.5 to 1.5	5.8
Exports	**10.0-14.0**	**-13.9**
Imports	20.0-25.0	-24.9
Trade Balance (USD billions)	6.6-9.3	19.4
Current Account (USD billions)	**8.4-10.5**	**20.3**
Headline CPI Inflation	3.0-4.0	-0.9
Gross Domestic Product (GDP)	3.0-4.0	-2.3

Sources: BoT, NESDB and KASIKORN RESEARCH CENTER CO., LTD. (as of February 22, 2010)

As the Thai economy looks set for gradual recovery with heightened inflationary risk driven mainly from the supply side factor, the Bank of Thailand (BoT) is expected to resolve to keep their policy rate unchanged at 1.25 percent for the first half of 2010. A change in the monetary policy course may become more possible in the latter half of the year, when the economic recovery will likely become more evident. Meanwhile, the better economic outlook will help boost demand for commercial bank loans, which may prompt commercial banks to continually mobilize additional funding and liquidity. Due to this liquidity management, coupled with an aim of retaining their customer bases, commercial banks could launch special savings products, prior to more broad-based interest rate hikes afterwards.

❑ Banking Industry and Competition

In 2009, Thai commercial banks' core business was significantly affected by the economic slowdown, as seen in loan contraction, plus lower returns from both lending and liquid assets in tandem with the downward trend of interest rates. Net interest margins for 2009, as a result, dropped by almost 0.30 percent from 2008. Meanwhile, net loans of 14 Thai commercial banks had contracted 0.57 percent by the end of 2009, compared to the 12.81-percent growth seen at the end of 2008. Deposits expanded marginally, by 0.29 percent, down from the 9.86-percent growth at the end of 2008. Still, net profits of the Thai commercial banking system managed to show slight growth compared to 2008, following Thai commercial banks' efforts to adjust their business strategies, partly through higher reliance of fee and service income, which recorded satisfactory growth more than 10.00 percent over-year.

Competition in the banking business remained intense during 2009. Bank loans saw tougher competition from capital market securities, particularly private debentures wherein their issuance size hit a record high, not to mention strong competition among commercial banks themselves. As for deposits, although their pricing competition eased somewhat, commercial banks continued to introduce new deposit products with special interest rates, plus attractive sales promotional programs, so as to retain their deposit customer base, amid competition from other savings and investment alternatives providing higher returns than fixed-term deposits.

Looking ahead into 2010, the brighter economic outlook will likely lend support to both bank loans and fee and service income to register more impressive growth than in 2009, thereby increasing the likelihood of healthier banking profitability. Nevertheless, an improvement in core businesses – including loan demand – might take time, as the road to economic recovery still faces a number of risk factors which might hurt private sector confidence and domestic spending. In the meantime, we expect more intense competition among commercial banks once economic conditions improve to the point that the authorities decide to hike their policy interest rates. This is not to mention possible impacts from regulatory changes – including the Financial Sector Master Plan II, the Capital Market Development Master Plan, as well as upcoming changes in international accounting and capital adequacy standards – that may affect the competitive landscape and banking business operations in the future.

Regulatory Changes

Major regulatory changes pertaining to the Bank's business operations in 2009 are summarized as follows:

- The Bank of Thailand's Permission for Commercial Banks to Engage in Private Repo Transactions and to Undertake Securities Business

According to the notification of the Bank of Thailand (BoT) No. SorNorSor. 19/2552, issued on October 26, 2009, regarding the BoT's permission for commercial banks to engage in private repo transactions, and the notification of the BoT No. SorNorSor. 20/2552, issued on October 26, 2009, regarding the BoT's permission for securities business undertaking, the major content of regulations includes BoT's permission for commercial banks to operate private repo transactions. Hence, commercial banks are now able to lend and borrow in foreign currencies by using foreign-denominated debt instruments as collateral. (Formerly, commercial banks were able to operate private repo transactions to only local financial institutions.) Moreover, the BoT permitted commercial banks to borrow and lend foreign securities along with eight other additional institutional investors, including the Government Pension Fund, Social Security Fund, provident funds, mutual funds, securities firms, life and non-life insurance companies, financial institutions established under specific law and juristic persons incorporated under Thai laws and having a total asset value (recorded in the balance sheet) of at least 5 billion Baht (with core businesses in production, trading or service industries.)

This permission will not only provide an efficient channel of liquidity management with secured transactions to minimize counterparty risk, but also expand the Bank's scope of securities business.

- The Third Party's Deposits Pledged as Collateral for Deduction from Pre-Provisioning Debts, Reduction of Credit Risk and Credit Risk Asset Calculation

According to the notification of the Bank of Thailand No. ThorPorThor ForNorSor (21) Wor. 2578/2552, issued on December 28, 2009, regarding the deduction of the third party's deposits pledged as collateral from total debts, based on book value before provisioning, as well as for the purpose of credit risk reduction and credit risk asset calculation, a guarantor shall be regarded as a debtor. The BoT, hence, now allows financial institutions to use the third party's deposit account (opened with each financial institution) being pledged as collateral in reducing credit risks of up to 100 percent. However, the third party, or account owner, must make the guarantee agreement with the financial institution. In case the financial institution grants approval for debt rescheduling, it shall be agreeable to the guarantor, and it shall not be assumed as a claim for refusal. Also, the maximum credit guarantee limit must be specified in the agreement.

Regarding the impact of this change in regulations, the Bank has already completed legal contract signing in case of the third party's deposits pledged as collateral for loan application, as specified by the BoT. As a result, enforcement of this regulation will likely help reduce the Bank's provisioning expenses.

- The Financial Sector Master Plan II (FSMP II) and Capital Market Development Master Plan
  The Financial Sector Master Plan II

The Bank of Thailand News Bulletin No.54/2552, dated November 4, 2009 reported that the Financial Sector Master Plan II (to be implemented during 2010 - 2014) aims at enhancing the efficiency of financial institutions in performing their financial intermediary role. Key measures:

1. Reduce system-wide operating costs by two measures: reducing operating costs of actions in compliance with regulatory requirements, and for management of pending non-performing assets (including non-performing loans and non-performing assets)
2. Promote competition and access to financial services through the following measures:
   2.1 Promote competition within the financial institution system by sustaining a stable financial environment and providing incentives for voluntary business consolidations. In the meantime, the BoT will introduce measures to curb monopoly business practices to ensure fairness for consumers. Another measure is promoting competitiveness by enhancing the flexibility of commercial banks' branch management and encouraging them to expand their business scope. Moreover, this plan allows new service providers to enter the financial institution system regardless of nationality, while preserving the One Presence rule, and supports the role of Specialized Financial Institutions (SFIs) in focusing on providing financial services to the low-income population and micro businesses. Furthermore, government ownership in the commercial banking system would be reduced.
   2.2 Promote financial access among various groups of the population to better suit their financial needs at more reasonable prices, especially for micro businesses and low-income earners. For example, operators with expertise in microfinance business would be granted operation licenses.
3. Strengthen financial infrastructure. Relevant measures include enhancing the capability and tools for risk management (including credit, market, liquidity, and settlement risks) of financial institutions, improving the information system to support risk management of financial institutions, reviewing financial laws that support risk management of financial institutions, promoting greater efficiency in the use of

information technology (IT), reducing the cost of financial services, and enhancing the capacity of human resource in the financial institution system.

FSMP II will help improve the stability of financial institutions, together with increasing the effectiveness of their business operations, which will bring about better and more comprehensive services for all customers. However, this development plan will likely intensify competition within the financial institution system. Therefore, KASIKORNBANKGROUP has continued to improve our necessary platforms and competencies to brace for the tougher competition expected in the Thai financial institution system.

The Capital Market Development Master Plan

The Capital Market Development Committee has formed the five-year Capital Market Development Master Plan, covering 2010-2014. This plan consists of eight key reform measures, including the abolition of the monopoly and improvement of competitiveness of the Stock Exchange of Thailand (SET), liberalization of securities business and brokerage fees, legal reform, streamlining the tax system related to capital market development, development of new financial products to increase the variety of instruments, as well as establishment of a national savings fund to promote long-term savings for retirement. These measures are in addition to promotion of investment culture through long-term savings via provident funds and Government Pension Fund members, as well as development of the domestic bond market.

This Capital Market Development Plan will not only help broaden investor access to the capital market under appropriate protection, but also strengthen the Thai capital market through necessary fundamental structure enhancement, while promote competition among the various involved institutions. In response to the continued development of the Thai capital market, KASIKORNBANKGROUP has developed a more diverse and complete range of financial products, as well as improved our service quality, aiming at effectively serving customer needs, particularly in the area of investments.

- Implementation of International Accounting Standards (IAS and IFRSs)

The Federation of Accounting Profession (FAP) will implement the International Accounting Standards (IAS) and International Financial Reporting Standards (IFRSs) for companies listed on the Stock Exchange of Thailand (SET). The effective dates depend on types of standards. The standards that are irrelevant to financial tools will be effective on January 1, 2011, whereas the standards that are relevant to financial tools will be effective on January 1, 2013. These changes will result in clearer and more transparent financial statements, which will be comparable to international standards.

The Bank has established the IFRS Conversion project, in order to brace for any changes in relevant standards. Preparations have been made in various aspects, such as equipping staff in both business and supporting units with necessary knowledge, developing the relevant operational system, as well as improving policies, working procedures and controlling measures. The project has been carried out successfully, confirming to us our readiness and strength for coping with possible changes in the Thai Accounting Standards (TAS) that have been upgraded to meet International Accounting Standards (IAS).

1.2 Direction of Business Operations

❑ KASIKORNBANK in 2009 and Outlook for 2010

In 2009, KASIKORNBANKGROUP has placed emphasis on satisfying the needs of customers in every segment, through a customer-centric strategy, by offering complete financial services under the single-brand concept of "KASIKORNBANKGROUP". The Bank, in this regard, has surveyed customer needs and provided our expertise in seven customer segments, including Multi-Corporate Business, Large Corporate Business, Medium Business, Small and Micro Business, Signature, Middle Income, as well as Mass customers, with the aim of being the 'best' service provider. In addition, we have worked to identify and offer the best possible solutions and most comprehensive financial products and services for customers. All of these efforts are based on the right understanding of customers' needs in each segment via effective analyses and planning. Meanwhile, we continue to develop our supporting unit operations, both human resource and IT management, in addition to making effective preparations to cope with any risks arising from changing economic conditions during the year.

To better serve corporate customers in 2009, the Bank aimed to provide complete financial service solutions to support our customers in being a "Boundless Business", in order to strengthen competitiveness, enhance efficiency, and sustain business expansion. Recently, the Bank has emphasized product differentiations, including the development of products and services with innovative features that effectively respond to and satisfy the needs of customers, and establish a new service level standard. These products were, for instance, the Time Guarantee service for the international trade products to assure all trade finance customers of a guaranteed service turnaround time. So doing not only helps enhance our customers' liquidity management efficiency, but also allows them to estimate the length of time for each international trade transaction more accurately. Also, the Bank has developed K SME Care Knowledge Center, in order to provide business information, arrange training courses, and provide business advices for all customers in each and every dimension. This is based on our aim to use all available resources to help support our SME customers' businesses, particularly in the area of competitiveness, operational efficiency and sustainable business growth. Other KASIKORNBANK's financial products to promote the flexibility of business operations for SME customers, introduced during 2009, included K-SME Start-up Solutions and K-SME All-in-1 Account.

For individual customers, the Bank has aimed to facilitate customers and make their life more convenient under the concept to create "a Leisurely Life". This has been achieved through offering of many financial products and services in 2009, including K-Home Loan Online, which facilitates home loan application via Internet, and K-Home Loan Delivery, which delivers related-home loan application documents to customers. Furthermore, the Bank has improved the K-We Plan service, making us to be the Thailand's first commercial bank that offers financial advisory services through the Internet at www.k-weplan.com.

In addition to the aforementioned efforts, our outstanding and pronounced development has been seen through our investment expansion in the life insurance business by acquiring more common shares from Muang Thai Group Holding Co., Ltd. (MTGH), a major shareholder of Muang Thai Life Assurance Co., Ltd., to underline our customer-centric strategies with an aim to create more fee income. Following this step, we will increase our business collaboration with Muang Thai Life Assurance Co., Ltd., for better and broader-spectrum of products and services, based on synergized expertise, knowledge and understanding between the two organizations, so the customers will be more efficiently served with the best service available at more than 780 bank branches nationwide, in addition to other modernized and conventional service channels of KASIKORNBANKGROUP.

Meanwhile, KASIKORNBANKGROUP made another major adjustment to our operational structure by transferring the factoring business operations to KASIKORNBANK PCL., fully effective in 2010, in order to support the business expansion, increase business opportunity and enhance the service potential. Meanwhile, KASIKORN FACTORING Co., LTD. (KFactoring) was renamed to KASIKORN FACTORY AND EQUIPMENT Co., LTD. (KF&E) to better reflect their businesses which are more focused on the offering of leasing services for machinery and equipments, covering three main service solutions, namely hire purchase, finance lease and operating lease.

With our dedication in striving to effectively respond to the diverse need of customers, along with ongoing efforts in improving efficiency of risk management, as well as our support functions and procedures, KASIKORNBANK has accomplished a satisfactory success in business operations regarding both financial and quality targets in the area of corporate and retail businesses. This has been reflected through many marks of recognition awarded to us during 2009 from both domestic and foreign agencies including:

- Best Trade Finance Provider 2010 award, presented by *Global Finance* magazine for three consecutive years.
- Project of the Year award in the Innovation Project category under the Thailand ICT Excellence Awards 2008 to honor our ATM SIM product.
- Excellence in Mortgage Business award, presented by the *Asian Banker* magazine.

- Customer Experience Award 2008 for the Asia region from G-CEM institution, in recognition of the Bank's great awareness in effectively responding to voice of customers.
- Best Domestic Debt House award, presented by *Asiamoney* magazine.

In 2010, KASIKORNBANKGROUP will continue to adhere to our 'customer-centric' strategic policies by outlining framework of special service characteristics tailored to best fit each of our seven customer segments, including Multi-Corporate Business, Large Corporate Business, Medium Business, Small and Micro Business, THE WISDOM (which has been renamed from "Signature", effective on January 1, 2010, for improved services and privileges), Middle Income and Mass segments. Under these strategies, high-quality products and services will continually be delivered to customers through developed sales and service channels for utmost customer convenience. Accurate and complete advisory services will also be offered, while we will continue to strengthen our main business platform, especially in the dimension of risk, human resource and IT managements, which are key success factors for sustainable business development. Based on the formulated plan, the Bank will continue to monitor and assess our performance by using the Balanced Scorecard tool. Furthermore, monthly executive meetings will continue to be arranged, in order to monitor our business unit operations by customer segments, and provide solutions for problems or potential problems in timely manner, as well as establish guidelines for required business adjustments in case of possible economic risks.

❑ Corporate Governance

KASIKORNBANK believes that good corporate governance is a key factor to sustain our business undertakings and to enable the Bank to attain our ultimate goals for the maximum benefit of shareholders. It will lead to not only sound and transparent management under a clear standard, which will enhance the Bank's market competitiveness, but also result in greater confidence among local and foreign shareholders, and all involved parties. The Bank has, therefore, continued to place significant emphasis on corporate governance. Some key actions in 2009 included:

- Review of Statement of Corporate Governance Principles, as well as the Statement of Business Conduct and Code of Conduct, together with revision of the Charters of the Board of Directors and Board Committees, in line with the government's regulations and the Statement of Corporate Governance Principles.
- Grant of right for shareholders to propose some issues beneficial to the Bank's business undertakings for inclusion in the Annual General Meeting Agenda, according to the criteria as specified by the Bank.

- Grant of right for shareholders to propose qualified candidates (not having characteristics prohibiting them from holding a directorship) according to the government and Bank's regulations for election as directors at the Annual General Meeting, under the criteria as specified by the Bank.
- Overseeing transparency and effectiveness of the Annual General Meeting arrangement, in accordance with the government's regulations and the Statement of Corporate Governance Principles.

Resolutely intent on continuing to promote corporate governance, in 2009, KASIKORNBANK was awarded many marks of recognition for outstanding corporate governance. Awards of notes included:

- Corporate Governance Asia Recognition Awards 2009, presented by *Corporate Governance Asia* magazine, Hong Kong, for the fifth consecutive year.
- Top Corporate Governance Report Award from SET Awards 2009, jointly organized by the Stock Exchange of Thailand (SET) and *Money & Banking* magazine.
- In the latest quality assessment results of the Annual General Meetings of Shareholders of listed companies in 2009, undertaken by the Thai Investors Association and the Office of the Securities and Exchange Commission (SEC), KASIKORNBANK won an "Excellent" score in the ratings, being honored as having exemplary Annual General Meeting arrangement, for the program's fourth year running.
- KASIKORNBANK won the Best for Corporate Governance in Thailand 2004-2008 award, and was ranked the fourth-best for corporate governance in Asia, in the 'Poll of Polls 2009' opinion survey, conducted by *Asiamoney* magazine.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

The general meeting of shareholders of KASIKORNBANK (KBank) No.97 dated April 3, 2009, approved the Bank to make an additional investment in Muang Thai Life Assurance Company Limited ("MTL"), by acquiring additional ordinary shares of Muang Thai Group Holding Co., Ltd. (MTGH), which raised KBank's share holding to approximately 51.00 percent of the total shares issued by MTGH. On November 30, 2009, the Bank acquired ordinary shares in MTGH, valued at Baht 7,529 million. MTGH holds 75.00 percent of the total shares issued by MTL. Subsequently, the Bank indirectly holds 38.25 percent of the total shares issued by MTL.

As a result of such investments, the Bank's consolidated assets as of December 31, 2009, increased by Baht 70,820 million. This was mainly attributable to Baht 56,497 million and Baht 2,034 million increases in investments and goodwill, respectively. Meanwhile, the Bank's consolidated liabilities rose by Baht 61,711 million, due primarily to a Baht 59,914 million increase in life policy reserves. The Bank's consolidated statement of income for 2009 included one month of operating results for the period ended December 31, 2009, from companies in the MTGH group which comprises MTGH, MTL and MTB (Muang Thai Broker Co., Ltd.). The significant items included Baht 2,193 million of net premium written from insurance business and Baht 1,927 million of underwriting expenses.

Operating Performance for 2009

(Units: Million Baht)

	2009	2008	Change	
			Million Baht	Percent
Income from interest and dividends	56,396	60,130	(3,734)	(6.21)
Interest expense	13,021	17,694	(4,673)	(26.41)
Net income from interest and dividends	43,375	42,436	939	2.21
Bad debts and doubtful accounts	6,436	4,547	1,889	41.54
Loss on debt restructuring	2,967	3,242	(275)	(8.48)
Non-interest income	27,283	22,590	4,693	20.77
Non-interest expense	40,144	35,060	5,084	14.50
Income tax expense	6,169	6,844	(675)	(9.86)
Operating profit (Before bad debts and doubtful accounts, loss on debt restructuring and income tax expense)	30,514	29,966	548	1.83
Net income	14,942	15,333	(391)	(2.55)

(Units: Million Baht)

	2009	2008	Change	
			Million Baht	Percent
Net income attributable to:				
Equity holders of the Bank	14,892	15,333	(441)	(2.88)
Minority interest	50	-	50	100.00
Net Income	14,942	15,333	(391)	(2.55)

The Bank's consolidated net income for 2009 totaled Baht 14,892 million, decreasing by Baht 441 million, or 2.88 percent, from 2008. In 2009, net interest and dividend income, as well as non-interest income, continued to increase. Particularly, the increase in non-interest income was due mainly to increases in fee and service income, gains on exchange, and net premium written from life insurance business. This led the proportion of non-interest income to total income (non-interest income ratio) to rise to 38.61 percent in 2009, compared to 34.74 percent in 2008. (If excluding the MTGH, the ratio stood at 36.74 percent.)

However, the Bank's consolidated non-interest expense for 2009 rose by Baht 5,084 million, or 14.50 percent, over-year. The increase was largely attributable to higher personnel expenses, expenditures from the Bank's strategic projects, as well as fee and service expenses that were in line with our growing business transactions. The increase also included underwriting expenses from life insurance business.

Income Structure

(Units: Million Baht)

	2009	2008	Change	
			Million Baht	Percent
Interest and Dividend Income				
1. Loans	48,076	52,050	(3,974)	(7.63)
1.1 Loans	27,982	29,624	(1,642)	(5.54)
1.2 Overdrafts	11,166	11,555	(389)	(3.37)
1.3 Bills	8,928	10,871	(1,943)	(17.87)
2. Interbank and money market items	1,484	2,101	(617)	(29.37)
2.1 Deposits	29	303	(274)	(90.43)
2.2 Loans	1,455	1,786	(331)	(18.53)
2.3 Securities purchased under resale agreements	-	12	(12)	(100.00)
3. Finance leases	2,485	1,864	621	33.32
4. Investments	4,351	4,115	236	5.74
Total Interest and Dividend Income	56,396	60,130	(3,734)	(6.21)
Total Interest expense	13,021	17,694	(4,673)	(26.41)
Net Interest and Dividend Income	43,375	42,436	939	2.21

(Units: Million Baht)

	2009	2008	Change	
			Million Baht	Percent
Non-Interest Income				
1. Fee and service income				
1.1 Acceptances, avals, and guarantees	1,354	1,209	145	11.99
1.2 Others	18,189	15,761	2,428	15.41
2. Gains on exchange	3,871	3,279	592	18.05
3. Net premium written	2,193	-	2,193	100.00
4. Other income	1,676	2,341	(665)	(28.41)
Total Non-Interest Income	**27,283**	**22,590**	**4,693**	**20.77**
Total Income	70,658	65,026	5,632	8.66
% Non Interest Income Ratio	38.61	34.74		

Net Income from Interest and Dividends

The Bank's consolidated net interest and dividend income for 2009 rose over the previous year. Although our consolidated interest and dividend income for 2009 dropped over-year – in tandem with a fall in interest income from loans – following lower average lending rates, interest expense decreased along with a decline in average deposit rates. Our net interest margins equaled 3.51 percent in 2009, lower than the 3.97 percent in 2008.

Non-Interest Income

The Bank's consolidated non-interest income for 2009 increased over the previous year. Of note was a Baht 2,573 million increase in the fee and service income, equivalent to a 15.16-percent rise, mainly due to fees from sales of products and financial services, such as card business, bancassurance, and mutual fund management, as well as loan-related transactions. Gains on exchange also rose over-year, in addition to the Baht 2,193 million increase in net premium written from life insurance business.

Non-Interest Expense

The Bank's consolidated non-interest expense for 2009 totaled Baht 40,144 million, up by Baht 5,084 million, or 14.50 percent, over 2008. This was mainly the consequence of an increase in personnel expenses, higher premise and equipment expenditures following our Channel Expansion and Enhancement projects, expenses relating to the Bank's strategic projects, as well as a Baht 1,927 million underwriting expenses from life insurance business. As a result, our efficiency ratio equaled 56.81 percent in 2009. The ratio was 55.50 percent when excluding the MTGH.

Bad Debt and Doubtful Accounts, and Loss on Debt Restructuring

For 2009, the Bank and our subsidiaries set aside higher allowances for doubtful accounts, compared to 2008, despite a fall in incurred losses on debt restructuring. The over-year increase in allowances for doubtful accounts was mainly in response to loan expansion and the changing economic environment.

2.2 Financial Position Analysis

Asset and Liabilities Structure



Units: Million Baht
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Dec. 31, 2008
Dec. 31, 2009
6%
2%
15%
8%
69%
5%
2%
12%
81%
5%
2%
5%
19%
69%
9%
5%
6%
80%
Loans and accrued interest receivables
Investments
Interbank and money market items (asset)
Cash
Other assets
Deposits
Borrowings
Interbank and money market items (liability)
Other liabilities

❑ Assets

As of December 31, 2009, the Bank's consolidated assets totaled Baht 1,358,532 million, increasing by Baht 54,487 million, or 4.18 percent, over the end of 2008. The increase was mainly attributable to increases in net investments and loans, as follows:

- Net investments, at the end of 2009, equaled Baht 254,984 million, rising by Baht 152,039 million, or 147.69 percent, over the end of 2008, due primarily to investments in government bonds held by MTL.

Investments



Units: Million Baht
280,000
240,000
200,000
160,000
120,000
80,000
40,000
0
3,888
3,456
3,703
91,898
12,864
11,359
14,697
216,064
Dec. 31, 2008
Dec. 31, 2009
Government and State Enterprise Securities
Private Enterprise Debt Instruments
Foreign Debt Instruments
Equity Securities

- The Bank's consolidated loans, at the end of 2009, totaled Baht 943,378 million, up by Baht 39,370 million over-year, or 4.36 percent, due mainly to increases in commercial loans, working capital to provide liquidity support to our business customers, as well as housing loans. The majority of these increases occurred towards the end of the year.

  Meanwhile, our net non-performing loans[1] (Net NPLs) ratio to total loans, at the end of 2009, equaled 1.91 percent, up over 1.47 percent at the end of 2008. Similarly, the gross NPL ratio to total loans was at 3.76 percent at the end of 2009, rising over 3.09 percent at the end of 2008. Such NPL increases were in line with the economic slowdown experienced in 2009.

- Interbank and money market items (asset), at the end of 2009, amounted to Baht 63,384 million, falling by Baht 133,407 million, or 67.79 percent, from the end of 2008. This was as a result of the Bank's liquidity management.

❑ Liabilities and Equity

The consolidated liabilities of the Bank, at the end of 2009, totaled Baht 1,226,576 million, increasing by Baht 36,193 million, or 3.04 percent, over the end of 2008. Consolidated liabilities that had changed significantly relative to the previous year included:

- Deposits, at the end of 2009, amounted to Baht 975,492 million, rising by Baht 7,542 million, or 0.78 percent, over the end of 2008. This was mainly as a result of increased savings deposits.
- Life policy reserves increased by Baht 59,914 million, due mainly to MTL transactions from life insurance business.
- Interbank and money market items (liabilities), at the end of 2009, equaled Baht 46,985 million, increasing by Baht 30,686 million, or 188.26 percent, over the end of 2008. This was mainly a consequence of the Bank's liquidity management.

At the end of 2009, total equity attributable to equity holders of the Bank amounted to Baht 123,066 million, increasing by Baht 9,404 million, or 8.27 percent, over the end of 2008. This increase was the result of higher net operating income for 2009.

---

[1] Details of non-performing loans are shown in the "Non-Performing Loans and Debt Restructuring" of the "Credit Risk Management" section.

Relationship Between Sources and Uses of Funds

At the end of 2009, the funding structure as shown in the consolidated financial statement comprised Baht 1,226,576 million in liabilities and Baht 131,956 million in total shareholder equity, resulting in a debt-to-equity ratio of 9.30. The major source of funds on the liabilities side was deposits, which equaled Baht 975,492 million, or 71.80 percent of the total. Other sources of funds included interbank and money market items, plus borrowing, which accounted for 3.46 percent and 5.81 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. At the end of 2009, loans amounted to Baht 943,378 million, resulting in a loan-to-deposit ratio of 96.71 percent. As for the remaining liquidity, the Bank invested it in various selections of liquid assets, such as interbank and money market items, and investments in securities.

The major sources and uses of funds, as of the end of 2009, are categorized by contractual maturity periods shown in the following table:

The Bank and Subsidiaries' Major Sources and Uses of Funds

(Units: Million Baht)

Period	Deposits				Loans			
	Dec. 31, 2009	Percent	Dec. 31, 2008	Percent	Dec. 31, 2009	Percent	Dec. 31, 2008	Percent
≤ 1 Year	910,015	93.29	952,270	98.38	500,818	53.09	538,450	59.56
> 1 Year to 5 Years	65,477	6.71	15,680	1.62	270,199	28.64	181,847	20.12
> 5 Year	0	0	0	0	172,361	18.27	183,711	20.32
Total	975,492	100.00	967,950	100.00	943,378	100.00	904,008	100.00

The Bank and subsidiaries' deposits with remaining maturities of less than or equal to 1 year at the end of 2009 totaled Baht 910,015 million, decreasing by Baht 42,255 million, or 4.44 percent, from the Baht 952,270 million at the end of 2008. Deposits with remaining maturities of over 1 year at the end of 2009 were Baht 65,477 million, increasing by Baht 49,797 million, or 317.58 percent, over the Baht 15,680 million at the end of 2008.

At the end of 2009, the Bank and subsidiaries had loans with remaining maturities of less than or equal to 1 year totaling Baht 500,818 million, decreasing by Baht 37,632 million, or 6.99 percent, from the Baht 538,450 million at the end of 2008. Loans with remaining maturities of over 1 year up to 5 years amounted to Baht 270,199 million, increasing by Baht 88,352 million, or 48.59 percent, over the Baht 181,847 million at the end of 2008. In addition, loans with remaining maturities of over 5 years equaled Baht 172,361 million, decreasing by Baht 11,350 million, or 6.18 percent, from the Baht 183,711 million at the end of 2008.

From the above table, it can be seen that, as of December 31, 2009, deposits with remaining maturities of less than or equal to 1 year were larger than loans with remaining maturities of less than or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most deposits are renewed upon maturity, it is considered likely that they will remain with the Bank longer than their stated contractual term, thereby helping to support funding for the Bank's lending.

In addition, the Bank has offered "K-B/E Investment" products to both retail and corporate customers, with their outstanding value totaling Baht 33,337 million as of December 31, 2009.

2.3 KASIKORNBANK's Loans and Deposits

- Loans Classified by Business and Product Groups

KASIKORNBANK's Loans Classified by Business and Product Groups*

(Units: Million Baht)

	Dec. 31, 2009			Dec. 31, 2008		
	Corporate Business	SME Business	Retail Business	Corporate Business	SME Business	Retail Business
Loans	**284,204**	**368,145**	**164,249**	**306,779**	**342,826**	**141,436**
Domestic credit loans	212,182	344,753		226,145	321,798	
Trade finance loans	68,862	23,392		79,532	21,028	
BIBF loans	3,160			1,102		
Housing loans			126,708			112,046
Credit card loans			27,021			20,505
Consumer loans			10,520			8,885

Note: * Excluding non-performing loans and other loans, such as those to subsidiary companies and others.

Regarding the Bank's loans classified by business and product groups, Corporate Business loans dropped by Baht 22,575 million, or 7.36 percent, from the end of 2008, following decreases in domestic credit loans seen mostly in the garment industry, as well as lower trade finance loans, particularly in the processed agricultural product, hardware and construction material sectors. However, SME Business loans increased by Baht 25,319 million, or 7.39 percent, over the end of 2008, led by higher domestic credit loans seen in the processed agricultural product, commerce, entertainment and service, as well as agricultural product industries. Higher trade finance loans also helped contribute to the overall increase in SME Business loans, particularly those of the processed agricultural product, chemical and chemical product businesses. Our Retail Business loans also reported healthy growth of Baht 22,813 million, or 16.13 percent, over the end of 2008, with housing and credit card loans showing the best performance in terms of volume and growth, respectively.

- Deposits Classified by Type of Deposit Accounts

KASIKORNBANK's Deposits*

(Units: Million Baht)

	Percent of Total Deposits	Deposits		Change	
		Dec. 31, 2009	Dec. 31, 2008	Million Baht	Percent
Total Deposits	**100.00**	**978,064**	**968,788**	**9,276**	**0.96**
Current accounts	5.69	55,613	47,686	7,927	16.62
Savings accounts	55.14	539,341	443,211	96,130	21.69
Fixed-term deposit accounts	39.17	383,110	477,891	(94,781)	(19.83)

Note: * Excluding deposits of subsidiary companies.

At the end of 2009, total deposits – comprising deposits of our Corporate, SME and Retail Business customers – had increased by Baht 9,276 million, or 0.96 percent, over the end of 2008. This was due mainly to increases in savings and current account deposits. However, fixed-term deposits dropped, as they reached their maturity, wherein the Bank has offered these customers other investment alternatives carrying attractive returns in place of the matured deposits.

2.4 Treasury Operations

In 2009, the global and Thai economies have just been in an initial stage of recovery, interest rates therefore remained low, while money and capital markets continued to be volatile. Amid such an operating environment, the Bank has maintained our proper and prudent management of liquidity and interest rate risks, through the close monitoring of changing market conditions, both at home and abroad, in order to effectively cope with market and fund flow volatility.

Having realized importance of the BoT's policy to develop the domestic money market – particularly through more active private repurchase transactions, plus more credible and widely use of the Bangkok Interbank Offered Rate (BIBOR) – KASIKORNBANK, being one of BoT's primary dealers, and one of the total fourteen BIBOR participants (as of the end of 2009), has consistently offered our cooperation in supporting the authorities' market development efforts.

This led to our growing private repo transactions, thereby resulting in our higher aggregate investments of the treasury operations (banking book) in 2009 by Baht 109,904 million, or 67.91 percent, over 2008, to average Baht 271,747 million. Of the total investments, 37.37 percent were invested in the money market, while the remaining 62.63 percent were in the capital market.

Treasury Operations Income

(Units: Million Baht)

Income Structure of Treasury Operations (Banking Book)	Percent of Total Income	2009	2008	Change	
				Million Baht	Percent
Interest and Dividend Income *					
Interbank and money market items **	28.57	1,584	2,048	(464)	(22.65)
Investments	71.43	3,961	3,770	191	5.06
Total	100.00	5,545	5,818	(273)	(4.69)

Note: * The figures above are managerial figures.
** Including loans.

In 2009, we earned total interest and dividend income of Baht 5,545 million from our treasury operations (banking book), down by Baht 273 million, or 4.69 percent from 2008. This was due mainly to the downward trend of interest rates.

2.5 Operating Performance of K Companies

Operating Performance of K Companies

(Units: Million Baht)

	Performance Measurement	2009	2008
KF&E	Outstanding Loans	4,525	4,663
KLeasing	Outstanding Loans	40,603	33,874
KAsset	Assets Under Management (AUM)	508,603	352,644
	Market Share (Percent)	19.74	16.50
KSecurities	Trading Volume	206,833	116,660
	Market Share (Percent)	2.39	1.47

Note: KResearch is not included, as the company does not engage in financial business.

In 2009, the operating performance of KF&E (formerly KFactoring) and KLeasing showed mixed performance. KF&E's loans dropped 2.96 percent over-year, due mainly to loan contractions in the food, construction, services, and printing industries. Meanwhile, KLeasing recorded impressive loan growth of 19.86 percent, as the majority of their loans are in the retail segment, which proves quite resilient to the economic downturn. The company also won Asia Pacific Frost & Sullivan Automotive Awards - Automotive Finance Company of the Year (Thailand) in 2009, awarded by the leading international business research and consulting firm, Frost & Sullivan, reflecting KLeasing's outstanding operating performance, which was well received by the auto leasing market. In response to changing economic circumstances, both KF&E and KLeasing continued to emphasize efficient risk management, together with prudent control of their loan quality in accordance with the same risk appetites and standards applied by the Bank.

Meanwhile, KAsset saw growth of assets under management (AUM) in 2009 of 44.23 percent over 2008, which was significantly higher than the market average growth rate of 18.88 percent. The company held the largest AUM market share of 19.74 percent in 2009. In addition, KAsset was the only asset management company granted the Trusted Brand 2009 award's Gold Winner for Investment Fund Company, as chosen in a vote by the readers of *Reader's Digest* magazine in Thailand, for the second consecutive year.

Exceptional performance was also achieved by KSecurities. In 2009, the company was honored with the Best Securities Company award, for the second consecutive year, by the Stock Exchange of Thailand (SET). Furthermore, the company's market share in the securities brokerage business, gauged by trading volume, jumped to 18th place in 2009 from 26th place in 2008. For corporate finance business, KSecurities and KBank were together awarded the title of Best Domestic Investment Bank in Thailand by *The Asset* magazine. However, due to the unfavorable economic conditions, some of the company's initial public offering plans have been postponed, while a precise timetable of these deals remains pending market and economic conditions.

2.6 Capital Requirements and Credit Ratings

❑ Capital Funds

As of December 31, 2009, the Bank had capital funds of Baht 152,491 million, consisting of Baht 102,961 million in Tier-1 capital, and Baht 49,530 million in Tier-2 capital. The capital adequacy ratio of the Bank was 15.19 percent, significantly above the BoT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank are shown in the following table:

Capital Adequacy Ratio*

(Units: Percent)

Capital Adequacy Ratio**	Dec. 31, 2009	Sep. 30, 2009	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008
Tier-1 Capital Ratio	10.25	10.90	10.39	10.17	9.84
Tier-2 Capital Ratio	4.94	5.42	5.52	5.46	5.21
Capital Adequacy Ratio	15.19	16.32	15.91	15.63	15.05

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the net profit of the first half of the year shall be included in the institution's capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in that capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** From December 31, 2008 onwards, calculation of regulatory capital is based on the Standardized Approach (SA) of the Basel II principle.

Capital Adequacy Ratio
(Including the net profit of each accounting period)

(Units: Percent)

Capital Adequacy Ratio*	Dec. 31, 2009	Sep. 30, 2009	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008
Tier-1 Capital Ratio	10.94	11.24	11.08	11.29	10.53
Tier-2 Capital Ratio	4.93	5.40	5.52	5.45	5.21
Capital Adequacy Ratio	15.87	16.64	16.60	16.74	15.74

Note: * From December 31, 2008 onwards, calculation of regulatory capital is based on the Standardized Approach (SA) of the Basel II principle.

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and some kinds of borrowing, in compliance with BoT regulations. As of December 31, 2009, the Bank had cash in hand, cash at central cash centers, deposits with the BoT and eligible securities, totaling Baht 201,065 million.

❑ Credit Ratings

In 2009, the Bank's credit rating given by Moody's Investors Service and Standard & Poor's remained unchanged, while Fitch Ratings revised the Bank's rating outlook of international ratings (foreign currency) to "Stable" from "Negative". In addition, Standard & Poor's introduced ASEAN regional scale ratings, allowing KASIKORNBANK to be assigned such a rating for the first time in 2009. Details are shown in the following table:

KASIKORNBANK Credit Ratings

Credit Ratings Agency	December 31, 2009	December 31, 2008
Moody's Investors Service **		
Foreign Currency		
Outlook	Negative	Negative
Long-term - Debt	n.a.*	n.a.*
- Deposit	Baa1	Baa1
Short-term - Debt/Deposit	P-2	P-2
Subordinated Debt	Baa1	Baa1
Bank Financial Strength Rating (BFSR)	D+	D+
Outlook for BFSR	Stable	Stable
Domestic Currency		
Outlook	Stable	Stable
Long-term - Deposit	A3	A3
Short-term - Debt/Deposit	P-1	P-1

Credit Ratings Agency	December 31, 2009	December 31, 2008
Standard & Poor's **		
Global Scale Ratings		
Outlook	Stable	Stable
Long-term - Debt/Certificate of Deposit	BBB	BBB
Short-term - Debt/Certificate of Deposit	A-2	A-2
Subordinated Debt (Foreign Currency)	BBB-	BBB-
Bank Fundamental Strength Rating (BFSR) (Local Currency)	C	C
ASEAN Regional Scale Ratings		
Long-term - Debt/Certificate of Deposit	axA	n.a.
Short-term - Debt/Certificate of Deposit	axA-1	n.a.
Fitch Ratings **		
International Credit Ratings (Foreign Currency)		
Outlook	Stable	Negative
Long-term Issuer Default Rating	BBB+	BBB+
Short-term Issuer Default Rating	F2	F2
Subordinated Debt	BBB	BBB
Individual	C	C
Support	2	2
National Credit Ratings		
Outlook	Stable	Stable
Long-term	AA(tha)	AA(tha)
Short-term	F1+(tha)	F1+(tha)
Subordinated Debt	AA-(tha)	AA-(tha)

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.

** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Business Overview

In 2009, KASIKORNBANK' s core business operations encountered heightened challenges, amid domestic and external risks, especially the global economic downturn, money and capital market volatility, the Influenza A (H1N1) outbreak, domestic political uncertainty and negative investment sentiments affecting some sectors at home. However, the gradual recovery in the global economy, coupled with the easing monetary and fiscal policies continuously implemented by Thai authorities, helped support our core business performance which registered steady growth, particularly in the fourth quarter of 2009.

Amid such economic uncertainties, KASIKORNBANKGROUP continues to emphasize our commitment to meeting the diverse needs of customers through offering a complete range of financial products and services, together with implementation of efficient risk management, in order to support customers' business recovery in line with the country's positive economic momentum. In addition to our ongoing endeavor to offer loans and financial products, we also aim to equip all of our corporate and SME business customers with business and financial management knowledge. As for our retail customers, advisory services have been provided as well. All of the aforementioned efforts have been reflected in our key business operations in the dimensions of customer segments, product domains and main distribution channels as follows:


KASIKORNBANKGROUP
Corporate Business
SME Business
Retail Business
Seven Customer Segments
Multi-Corporate
Large Corporate
Medium
Small and Micro
Signature
Middle Income
Mass
Sales & Service Channels
•Branch Network
•Foreign Exchange Booths
•Service Offices
•Business Centers
•K-Contact Center
•Electronic Banking Services
Four Product Domains
Operation & Transaction
Saving & Investing
Funding & Borrowing
Protection & Information

3.2 Customer Segments

- ### Multi-Corporate Business

As the economic slowdown of 2009 affected business operations of the Multi-Corporate Business segment, KASIKORNBANKGROUP has adjusted our strategies, placing significance on enhancing sustainable business growth, together with staff potential and competency development, thus enabling them to present products and services to serve each customer more effectively. Meanwhile, the Bank has equipped customers with useful knowledge and enhanced their business potential, together with strengthening long-term ties between customers and the Bank through many activities to build cordial relationships between customers and KASIKORNBANKGROUP executives. Committed to being a knowledge-based organization, the Bank has established the K-Corporate Synergy project, with the aim of providing a business-related advisory service to customers in each business segment, such as the energy industry and power plants. Beneficial activities under that project included seminars to exchange strategies for coping with an economic crisis, and fluctuations in foreign exchange rates, as well as providing financial supports to help enhance customers' business operations, especially their liquidity management. In the meantime, the Bank arranged in-depth information and analysis to update customers on the current situation via "K-Connect" magazine.

- ### Large Corporate Business

The majority of businesses in the Large Corporate Business segment mainly engage in international trade and in 2009 were affected directly and indirectly by global economic and financial crises, commodity price fluctuations, the Influenza A (H1N1) outbreak and domestic political uncertainty. Despite such unfavorable conditions, we continued to pursue our commitment to help enhance value-added benefits for customers' businesses, through offering financial advisory and consultant services, in addition to well-designed financial products and services effectively meeting the needs of customers. These products and services include cash management and foreign exchange services, which help enhance customer convenience and minimize operational risks in doing business. To strengthen relationship and enhance understanding among customers, the Bank has arranged seminars to provide useful knowledge relating to sustainable family-run business management for customers, mainly managers and business owners.

- **Medium Business**

Affected by the domestic and global economic downturn in 2009, SME entrepreneurs had to make necessary adjustments, such as reducing production costs and capping expenditures, in order to enhance their business opportunities and survive in such difficult circumstances. In 2009, some SME businesses related to tourism, hotels, automobiles and parts, as well as electronics, were severely affected by the economic crisis. Amid this increasing complex business environment, the Bank implemented several strategies in order to provide supports to our customers' business operations. Meanwhile, we continued to maintain our leadership in the SME market and sound credit quality. Our key operations in 2009 included dispatching special teams to provide advice and extra care for customers facing problems, formulating a credit policy focusing on credit expansion for some industries showing healthy growth potential with relatively low risk, providing credit supports for upcountry and supply-chain-related entrepreneurs, as well as presenting products and new sales promotions better responding to the needs of customers. Our important projects included K-SMEs Buffet Package 2009, "Credit Interest Rebate 10% 10 Months", and K-Equipment Finance. Furthermore, the Bank has introduced new innovations and activities under the K SME CARE project through financial supports and equipping customers with relevant knowledge via various communication channels. Also, the Bank has regularly arranged exhibition booths to promote our products and services, plus other useful financial products of KASIKORNBANKGROUP, which have received widespread acceptance among customers.

- **Small and Micro Business**

Given the relatively large customer base in this segment, we have been studying their financial needs to gain a better understanding of the nature of their businesses, funding sources, and factors influencing their decisions in credit applications. The study also covered the customers' experiences and expectations towards our products and services, which are useful for further development and offering of products and services that better meet their needs. As a result, in 2009, the Bank successfully developed new credit products and conducted a series of sales promotions, specifically catering to this segment, such as K-SMEs Buffet Package 2009, "Credit Interest Rebate 10% 10 Months", K-SME All-in-1 Account, and K-SME Start-up Solutions, which received a warm response from target customers.

Aside from the above innovations and new activities under K SME Care projects aimed at building good relationships between the Bank and customers, the Bank has launched other sales promotion and public relations activities, such as nationwide seminars, special events to present our credit products at Bank branches across the country, as well as loan fairs in many major provinces. In addition, KASIKORNBANKGROUP has joined the Money Expo held at the Queen Sirikit National Convention Center. All of these activities drew customer applause.

- **Signature Segment**

Determining to become a leader in the high-end consumer market segment and to maintain the highest levels of service satisfaction, we have developed strategies to increase our customer base, covering both new customers recommended by Bank branch officials or other business affiliates, and the existing customer base through the upgrade of middle-income customers with potential into the Signature segment. These strategies were achieved by cross-selling and increasing investment products, such as funds, fixed-term deposits and bancassurance products. Customized promotional campaigns were offered to each target group of customers. We also strive to maintain good relationships with and satisfaction of existing customers by providing special promotions. Of note were our K-Smart Billing products, which were launched with an aim of increasing customers' product holding, and strengthening their long-term loyalty with the Bank. Furthermore, we have opened a new Signature Exclusive Center at Thanon Pracha Nukhro, Hat Patong, Phuket, apart from the many Signature Exclusive Centers already in Bangkok.

The Bank has renamed the "Signature" service to be "THE WISDOM" service, while improving the terms and conditions of the use of this service. The services and privileges have also been upgraded. In addition, we have informed our existing customers about the change, and THE WISDOM cards were delivered to all existing Signature members to replace the former Signature cards. THE WISDOM service was officially launched on January 1, 2010.

- **Middle Income Segment**

The Bank has placed an emphasis on creating satisfaction for the Middle Income segment, in order to increase the number of customers, sales volume and assets under management, especially the customers with the potential for future upgrading into a higher segment. To achieve such objectives, many marketing activities were arranged for sales to this target group. For example, we have presented interesting new services to new customers via a 'Welcome Activity', and introduced many financial products both of the Bank and our subsidiaries that meet customer needs. K-Salary Benefits – a special promotional campaign which offers special deposits, home loans and special personal loans for our payroll customers – was also introduced. To serve the desire of 'first jobbers' who want to express their identity, we have launched K-My Debit Card, set up promotional booths and arranged online activities, in order to increase awareness and invite customers to apply for this card. In the meantime, we have highlighted our leadership in financial and investment planning service solutions by giving advice and financial information related to savings and loans. Additional products launched to serve this customer segment included K-PLAN 1-2-3, a new funds product developed in order to respond to customers' different risk appetites and return profiles, and K-Money Map, which is now available at all KBank branches. These products allow the Bank to provide comprehensive financial service solutions completely meeting the needs of customers.

- Mass Segment

The Bank continued to adhere to our goal of acquiring new customers by upgrading those with potential in the Mass segment to become middle-income customers. Meanwhile, the Bank continued to develop and provide our services via electronic channels, helping to facilitate customers' needs according to their lifestyles. This also helps to highlight our leadership in the IT technology. During 2009, the Bank has aimed at searching for new customers, particularly students of universities having KBank branches nearby. Activities were launched continuously in each semester. We have introduced many products responding to customer needs, especially in expressing their identity, such as K-My Debit Card. To increase the number of product holdings by customers in the Mass segment, the Bank has launched K-Max Debit Card, a debit card offering coverage for accident and medical expenses in response to customer demand, especially among payroll customers. Due to our efforts to promote the use of electronic channels, customers' transaction behavior has been changing. Transactions via the counter service at Bank branches have tended to decrease, whereas transactions via electronic channels have increased. The electronic channels not only help facilitate the Mass segment, but also minimize the bank branches' operational costs. In addition, payment, funds transfer and mobile top-up services via electronic channels were launched to serve customers 24 hours a day, matching their basic needs.

3.3 Product Domains and Sales Channels

3.3.1 Product Domains

With reference to the main objective of completely and efficiently responding to the diverse needs of seven groups of corporate and retail customers, together with the aim of maintaining the Bank's competitiveness amid intense competition among commercial banks, the Bank, in 2009, continued to develop new products and services, differentiating them from competitors through inducing innovations in the existing products and services of

KASIKORNBANKGROUP. As a result, the Bank's services have been provided in a more complete circuit. In addition, the Bank put emphasis on restructuring of relevant operational procedures and systems to enhance efficiency and speed of service, in line with cost management at an appropriate level. Sales promotional programs and public relations activities designed to better fit customer needs were continuously organized. These endeavors paid off with achievement of growth in overall credit extension, considerable growth in fee income, increased customer satisfaction, as well as attainment of leadership as the first commercial bank in Thailand to introduce outstanding innovations in many financial products and services. In this regard, the major products, services and activities that contributed to business success in 2009 can be classified into four domains, namely Operation & Transaction, Saving & Investing, Funding & Borrowing and Protection & Information.

- Operation & Transaction

	Details
New Products and Services	• *Guaranteed service time in the international trading business services:* The Bank offers services within a guaranteed time period for the import and export transactions of both small and large customers, so as to enhance efficiency in liquidity management and business operations of the customers. Customers are not subject to service charges unless the service turnaround time meets an established timeframe. This can be considered a new standard for international trading business services. • *Trade finance services denominated in the Chinese Yuan:* After the Bank was granted permission by the Chinese Government to conduct international trading transactions in the Yuan with companies in China, various payment services were launched in 2009, including L/C, B/C and T/T for the import and export customers. The Bank is the first Thai commercial bank to provide such services denominated in the Yuan, which enhances convenience and efficiency for our customers in doing business with their trading partners in China. • *Acceptance of payment for goods and services via K-Corporate Payment Card:* In launching this product, the Bank has become the first in Thailand to introduce this innovation of payment acceptance via card for corporate customers. This service, which replaces payments by cash or cheque, offers more convenience, flexibility and efficiency of payments among and between groups of corporate customers. Therefore, the service has been widely welcomed by both private business groups and government agencies. • *K-SME All-in-1 Account* is a new cash management service that was introduced in 2009. To satisfy customer needs, the K-SME All-in-1 Account combines many types of services, including liquidity management, accounting movement report and other necessary

	Details
	services, to enhance customer convenience when doing transactions with the Bank. • *K-My Debit Card* is a new card that allows cardholders to personalize their own debit card through www.KBankcard.com, in addition to the *K-Max Debit Card*, which offers maximum privileges for cardholders using the card in their financial transactions and card spending, plus personal accident coverage. These special features and privileges have been tailored to best fit the lifestyles of the younger generation (which is the target group), resulting in a warm reception from customers, as can be seen in a 13.88-percent increase in the number of debit cards, reaching approximately 5.8 million cards. • *Push Bill Online* was launched during 2009 and developed jointly by the Bank and our partners under "SMS Sure Pay", so as to enhance customer convenience in payment for goods and services via short messaging service (SMS) of mobile phones. In the initial stage, emphasis was placed on payment of the Bank's credit cards, electric bills, as well as monthly mobile phone bills, before an eventual expansion of services.
Product and Service Enhancement	• *Business development of card-accepting merchants*: To enhance competitiveness, the Bank developed the capabilities of card-accepting merchants, so that they can accept a greater variety of cards, including Visa, MasterCard, JCB and CUP. In addition, improvements were made to the SmartPay system for installment payment, the Dynamic Currency Conversion (DCC) card for multi-currency payment, and the Instant Redemption system on an EDC device, permitting automated redemption of accumulated credit-card points for the purchase of goods and services at participating merchants. Due to the Bank's ongoing efforts in business development, our mobile EDC services had the highest usage volume in the market. • *Expansion of electronic service channels:* The Bank added more channels for the real-time payment of special tutoring courses via K-Cyber Banking and K-MOBILE BANKING ATM SIM, in addition to the conventional service channel at the counters.
Process and Operational Enhancement	• *Customer assistance measures*: Amid the current economic slowdown, we announced customer assistance measures, in response to the government's policy, by providing customers an exemption from bill payment fees at all KBank service channels, for basic utilities, effective June 15, 2009 to June 30, 2010.
Sales and Marketing Promotional Programs	• *Marketing activities for card-accepting merchants:* The Bank launched the "More Spending - More Cash Back" program targeting Small and Micro Business card-accepting merchant businesses, and an "EDC Cash Back" campaign to spur greater card-accepting volume among Medium Business merchants. The increased purchases of sales slips and a satisfaction survey conducted with the participating merchants showed a

	Details
	positive response to these projects. • *Marketing activities for SME business customers:* The Bank initiated the "K-SMEs Buffet Package 2009" project, which offered SME customers a special monthly fee program for specified financial transactions under three different sets of pricing, fitting the different needs of each customer.

- Saving & Investing

	Details
New Products and Services	• *Introduction of the Reverse Switcher Note:* This product offers yields varying upon different maturities of the note, wherein fixed interest rates are offered in the initial phase, before providing floating rates thereafter. Meanwhile, the Bank, or investors, have an option to switch from the fixed interest rate to the floating regime. Also, the "Bull Rich Note" was introduced to investors with fixed returns during the first two years and possible higher returns in subsequent years if benchmark interest rates exceed the target. Another new product was the "Range Accrual Note", suitable for both institutional and individual investors who want to bet that market interest rates will drift within the stipulated barrier. Investors will benefit from high returns, if such market interest rates are under the barrier. • *New 7-month fixed-term deposits to celebrate Mother's Day:* The Bank was able to mobilize approximately Baht 65,000 million under this campaign, with the number of participating customers as high as 38,000 depositors. In addition, the "Happy Senior Fixed Deposit" product was introduced for depositors aged 55 or more, offering special-rate and tax-free interest payments with personal accident coverage and medical expenses for accidents. • *K-mAlert: Transaction Alert* was introduced, for sending information on deposit account transactions – including crediting amount in real-time, automatic debit and day-end balance – to customers via SMS. • *New mutual fund issuances:* The Bank, in cooperation with KAsset, issued a variety of approximately 70 new mutual funds, most of which invested in South Korean bonds with relatively low risk compared to investment in ordinary shares. A number of customers with limited risk appetite showed great interest and invested in this kind of fund. In addition, other investments were offered to suit the different acceptable risk profiles of customers, including the "K-OIL Fund" investing in crude oil futures; "K-PLAN 1-2-3", which are flexible funds providing long-term savings plans with different investment and return profiles; as well as the "K Gold RMF" investing in the investment units of SPDR Gold Trust.

	Details
	All funds that invest in overseas funds have been fully hedged against foreign exchange rate risks.
Sales and Marketing Promotional Programs	• *Marketing activities for deposit products:* The Bank launched the "Member Get Member" project, offering special privileges and benefits to existing KBank deposit customers who have persuaded new applicants to open Taweesup Special Fixed Deposit, or Ready-to-Use Time Deposit products.

- Funding & Borrowing

	Details
New Products and Services	• *K-SME Start-up Solution* is a new domestic credit service introduced in 2009 with the purpose of providing assistance to customers in their initial stages of business establishment. In addition to financial support, this solution offers payment and knowledge-based services. As for the financial support, it comprises two loan facilities: collateral-based loans in the form of O/D or L/I facilities; and clean loans in form of O/D loans. • *Long-term credit line for leasing and hire-purchase businesses* has been designed to effectively respond to the financial needs of the hire-purchase debtors of our customers, through the condition that the customers use their hire-purchase contracts and vehicle registration as supporting documents for loan disbursement. Such document storage is undertaken through a "Vehicle Registration Service System", in order to control loan extension of the Bank to be consistent with the customer's hire-purchase portfolio. This mechanism not only helps reduce the Bank's credit risk, but also prevents the repetition of loan requests with other financial institutions. • *Introduction of the K-Home Loan Online project:* This project aims at more efficient access to new customers. Application for mortgage loans can be made via websites of the Bank and leading property developers who are our business affiliates, wherein applicants are instantly provided a preliminary approval result. Implementation of this project helped enhance the quality of the overall loan portfolio of the Bank, through an increased number of quality customers and properties. • *Air Asia-KBank Credit Card:* This card incorporates benefits offered by Thai AirAsia, K-Credit Card and Visa to maximize the privileges of cardholders.
Product and Service Enhancement	• *Funding arrangement services:* We have provided funding arrangement services for customers via debentures, short-term B/E and syndicated loans, in addition to financial advisory services. A number of customers have entrusted the Bank with the underwriting

	Details
	of their debentures. We also offered syndicated loans to customers in major industries, including transportation, energy and public utilities, petrochemical and chemical products, finance and securities, food and beverage, as well as agriculture. The main objective of the financing is to support business operation and expansion, as well as loan repayments. • *Financial advisory services and credit facility for management buyout:* As part of our corporate finance services, this service was developed and offered in 2009 to allow existing executives to acquire a larger stake and the ability to control the company. • *New method for credit approval under K-Supply Chain Solutions:* The Bank has developed a portfolio credit approval process for business operators in the supply chain, under the Bank's acceptable risk appetite. The first successful case was the bulk O/D facility under K-Buyer Financing offered to 317 PTT service stations. This innovation has prompted us to expand our customer base and credits faster than the conventional case-by-case approval process, in addition to promoting customer satisfaction due to the more efficient and faster procedures. • *Development of registrar services on unit trusts, government bonds and debentures:* For enhanced service efficiency, the Bank has developed a system to accommodate various features of funds, such as dividend payments and the outsourcing of some asset operations. A dedicated call center has also been set up to provide customers fund-related information to ensure the highest customer satisfaction.
Process and Operational Enhancement	• *Customer assistance measures:* As part of our effort to ease the financial burdens of our customers, and respond to the government's policy of providing relief measures to the general public amid the recent economic difficulties, the Bank has introduced the "K-Home Loan Installment Payment Reduction Program". Eligible customers could get up to a 40-percent reduction in monthly installment payments for a maximum period of one year, from July 2009 until June 2010. • *Regrouping of K-Credit Card customers and study of customer behavior:* The Bank has regrouped our K-Credit Card clients, allowing us to set targets and offer benefits to better suit customer needs. We have also studied behavior of each customer group, including clients likely to cancel credit cards, in order to maintain the Bank's credit card base and reduce our cost for acquiring new customers.
Sales and Marketing Promotional	• *Marketing activities for home loan:* To boost our home loan and market share, the Bank launched the "K-Home Loan Plus Home Decoration & Travel Package" program, offering free interior design service, plus various benefits meeting the needs of customers. The

	Details
Programs	program was introduced after the "K-Home Loan Plus Feng Shui" program received an overwhelming market response in 2008. In cooperation with our business affiliates, the Bank also continued to organize marketing activities such as exhibition booths at special events and fairs. In addition, "Family Day" activities were staged for the fifth straight year to strengthen our ties with K-Home Loan customers who are members of the K Home Smiles Club. • *Marketing activities for unsecured loan:* The Bank introduced K-Salary Benefits to company employees using KBank payroll services, with more attractive benefits than peers, along with the offering of KASIKORNBANKGROUP product bundling at exhibition booths at special events and fairs. To promote our K-Express Cash product to K-Home Loan customers who are in need of cash for home decoration, we also launched the "K-Home Loan Plus K-Express Cash" program. In response to our survey showing that 65 percent of customers were in need of personal loan, the Bank staged a sales promotional program for K-Express Cash, entitled "K-Express Cash - Relaunch", across all target customer segments, ranging from proprietors to individual customers, who applied for the service within the promotion period. Additional sales channels, including inbound and outbound calls, as well as direct mail, were employed, focusing on potential customers, with an aim at promoting our personal loan under effective risk control. • *Marketing activities for credit card loan and spending:* To expand the "Carrefour-KBank Credit Card" and "Amway-KBank Credit Card" base, the Bank offered numerous benefits to customers. We also organized a variety of special marketing campaigns to spur credit card spending, especially among KBank Platinum credit cardholders who have high purchasing power, in addition to promotion of mutual fund subscriptions and insurance premium payments via K-Credit Card. Despite our attempt to promote credit card loans and spending, we continued to put an emphasis on prevention and control of potential debt delinquency.

- Protection & Information

	Details
New products and services	• *Pro Saving 410* - a short-term life insurance product with savings plan featuring insurance premium payments for only four years, plus annual cash benefits. The product was well received among mid- to high-end customer groups. • *Pro Education A22/A15*, featuring a life insurance product with savings plan for the education of policyholders' children. Cash redemption will occur when the children are aged 15-22, for educational expenses.

	Details
	• *Pro Retirement A85/A55,* which offers annual pension payments starting when the insured reaches the age of 55, continuing until age 85, which received overwhelming response from the family group, especially new families. • *Pro Saving Health Plan,* featuring a life insurance product with added health protection, has been introduced for customers who plan their savings with the need for health insurance. • *Compulsory and voluntary motor insurance including Car Protect 3 and Car Protect 5:* The Bank has introduced these insurance products, along with appealing sales promotional programs in which our customers can purchase these insurance products through our K-Contact Center without having to submit any application form, as well as fix the effective date of coverage in advance.
Product and Service Enhancement	• *Risk management products for foreign exchange, interest rate and commodity price risks:* For foreign exchange risk management products, the Bank continues to offer suitable products meeting the needs of customers. During 2009, demand for these foreign exchange risk management products from both importers and exporters eased due to reduced international trade transactions, and the unclear direction of foreign exchange rates that drifted in a narrow range as a result of the BoT's stabilization efforts. However, foreign exchange rate trends became clearer later in the year, thereby prompting customers, particularly exporters, to show increasing interest in our risk management products. This factor – coupled with the launch of our new risk management products, like various types of options, to offer greater alternatives to customers – helped boost the Bank's competitiveness, allowing us to record improving fee-based income earned from foreign exchange risk management. For interest rate risk management products, we continued to see demand for our interest rate swap products from customers who opted to fix an interest rate below the spot rate during the first half of 2009, out of expectation that interest rates were close to bottoming out. During the second half of the year, demand for interest rate swap was also seen from clients with fixed-rate payment obligations wanting to switch to floating-rate payments, allowing them to take advantage of the very low interest rates in the market due to uncertainty regarding the timing of an interest rate hike amid no imminent threat of inflationary pressure, as well as lingering concerns over the global turnaround exemplified partly by the adverse effects from Dubai World's debt crisis which erupted in November 2009.

	Details
	For commodity price risk management products, amid the upward trend of commodities prices almost throughout the year, consumers with exposure to commodity prices continued to show demand for our risk management products to hedge against possible hikes in commodity prices, especially energy, base metals, precious metals and agricultural products. Meanwhile, long-term sub-contractors who preferred to lock in raw material prices and commodity producers with outstanding inventory exposure also showed interest in our risk management products as hedging tools against possible fluctuation in commodity prices, with an aim of minimizing the potential volatility of their income, as part of their business plan for the next year. In addition, the Bank continued to conduct transactions of cross-currency swap products, especially asset swap, to hedge against volatility in foreign exchange and interest rates in investment in foreign securities.

3.3.2 Sales and Service Channels

In addition to expansion of branches and financial service centers in 2009, the Bank enhanced efficiency of services at our branches, financial service centers, and other major sales and service channels. So doing is to ensure customers' utmost convenience, as well as facilitate our product and service expansion to cover a larger group of target customers. Developments of note are highlighted as follows:

Sales and service channels	2009	2008	Key Implementations in 2009
Branches and Financial Service Offices/Centers (Number of Locations)			
Branch Network	782	662	• Opened new branches in department stores and hypermarts, in order to expand customer base and respond to the customer need for greater convenience. • Expanded to other locations, including universities, hospitals, business areas of major provinces, industrial estates, and tourist destinations, in order to increase our competitiveness. • Revised structural design of the Pai Branch in Mae Hong Son, with an aim of making it suited to the surrounding atmosphere, reflecting the Bank's awareness of local uniqueness and social value. • Increased staff to provide professional services and expanded operating hours at some branches. • Added K-WePlan services at more than 170 branches.

Sales and service channels	2009	2008	Key Implementations in 2009
Foreign Exchange Booths	92	76	• Increased foreign exchange booths in provincial areas, particularly tourist destinations in the South. • Put eight foreign exchange mobile booths into service.
International Trade Service Offices	60	48	• Offered services within a guaranteed time period for enhanced customer liquidity and operational efficiency. • Launched endorsement of delivery orders at Suvarnabhumi Airport for importers wanting to receive their goods before the delivery orders arrive at the Bank. With this service, customers can complete all related transactions at our one-stop International Trade Service Office located at the airport, without having to travel to other service offices as before. This new service helps significantly reduce traveling costs and enhance customer convenience, while KASIKORNBANK is currently reckoned to be the only commercial bank in Thailand that can provide such a service. • Launched the "Bank Anywhere" project, encouraging customers to use our International Trade Service Offices anywhere, apart from their regular business at some specific offices.
Cheque Direct Service Offices	21	14	• Restructured Cheque Direct Service Offices by merging them with International Trade Service Offices and the Bank's branches for enhanced service efficiency and more effective cost management. • Increased cheque service points in upcountry areas with a high number of financial transactions to better meet the needs of customers.
Corporate Business Centers	12*	12	• Improved operational standards to achieve the next level of service efficiency and customer relationship management, through reallocation of the centers to areas with high target customer density. • Acquired new customers in business areas more aggressively by continually organizing events and activities to establish cordial customer relationships. • Adjusted the Corporate Business Centers to better

Sales and service channels	2009	2008	Key Implementations in 2009
			accommodate a greater number of relationship managers for better customer access and service delivery.
SME Business Centers**	87	75	• Increased the number of SME Business Centers for wider coverage of major business areas. • Promoted one-stop services across all SME Business Centers to better meet the needs of our customers.
K-Contact Center			
K-Contact Center	• Developed a variety of sales and service platforms to be responsive to the different behaviors and needs of customers, including information and communication services via new social media, i.e., www.pantip.com, Twitter, Facebook, and 3G Video Calling, which have been warmly welcomed by customers. • Developed contact channels for value-added services and relationship-based sales by contacting more than 173,000 customers under sales promotional campaigns of several products. • Increased channel capacity to better accommodate the larger number of users, both external and internal. An example of noteworthy development was the offering of product information support and problem solving for KAsset customers launched in November 2009. • Consistently upgraded services by surveying customer satisfaction and continually improving sales and services accordingly. The customer satisfaction score consequently increased to 96.66 percent in 2009 from 96.37 percent in 2008. Services that were completed in the first contact of customers measured 92 percent of the total, higher than the industry average. Also, transaction execution by retail customers in 2009 increased by 5 percent over 2008, to 27 million transactions.		
Electronic Banking Services			
Electronic Banking Services (Units)			
• K-ATM	6,955	5,102	• Ranked second place in the market in terms of number of machines. • Installed in customers' daily-use locations, in order to expand coverage to all areas with potential. • Installed clearer signboards to create brand awareness.
• K-CDM (Cash Deposit Machines)	973	707	• Added interbank funds transfer services, in addition to conventional deposit, funds transfer, and balance inquiry.

Sales and service channels	2009	2008	Key Implementations in 2009
• K-PUM (Passbook Update Machines)	865	711	• Promoted usage of the service by staff invitation, in order to enhance customer convenience and save time.
Internet Banking			
• K-Cyber Banking			• Upgraded several systems, including self-service international funds transfers, data security system, and system capacity to cope with rising "scheduled transfer" transactions. • Redesigned the website to be up-to-date, attractive, and user-friendly. • Expanded service period from 6 a.m. - 10 p.m. to 24 hours / 7 days, for selected services.
K-MOBILE BANKING			
• K-MOBILE BANKING SMS			• Developed mobile top-up and bill payment menus on mobile phone to provide greater convenience for customers.
• K-MOBILE BANKING ATM SIM			• Developed diverse systems, including electric bill payment warning, and the "Pay Code" system, an online payment system, along with increasing the number of participating merchants. • Launched the "SMS Sure Pay" project to promote the "Push Bill Online" service, which is online bill payment via mobile phone. • Expanded service period to 24 hours a day.
• K-MOBILE BANKING PLUS			• The Bank developed this new service in 2009 with an easy-to-use program for mobile phones that connects to the Internet via GPRS, EDGE, and 3G systems, and is compatible to the three main existing types of network. • Improved system efficiency for more availability and reliability.
K-Payment Gateway			
• K-Payment Gateway			• Opened bill payment service via interactive voice response (IVR), which was jointly developed by the Bank and Amway (Thailand) Co., Ltd. The Bank was the first operator to provide such a service, reflecting our leadership as the most-complete payment service provider. • Developed bill payment system for full or installment payments by K-Credit Card via the Bank's branches and K-Contact Center. • Developed a variety of systems, in accordance with different business characteristics of merchants. Developments of note were a fee calculation system, and a system that supports airline services.

Note: * Revised figures, due to adjustment in the Bank's business strategy during 2009.

** Excluding International Trade Service Offices.

In recognition of the Bank's ongoing efforts to develop our business operations in the dimension of customer segments, products and services, as well as major sales and service channels, we were widely honored with many prestigious awards during 2009. They include:

Awards for Successful Bank Innovations

- Best IT and Communications Business Enabler award of the Thailand ICT Excellence Awards 2008, organized by the Thailand Management Association (TMA).
- Best IT Solution for Trade Finance for an Innovation Banking Application award of The Asian Banker IT Implementation Awards 2009, presented by *The Asian Banker* magazine.
- Best Cash Management Bank award of the FinanceAsia Country Awards for Achievement 2009, presented by *FinanceAsia* magazine.
- Best Trade Finance Provider Award 2009 award for Thailand, in the World's Best Trade Finance Providers 2009, presented by *Global Finance* magazine.

Awards for Foreign Exchange Services

- Best Domestic Provider for Local Currency Products 2009 award for structured currency products, from the Poll of Polls for Structured Products Poll during 2004-2009 and the Structured Products 2009 Poll, presented by *Asiamoney* magazine.
- Best Domestic Provider for Local Currency Products 2009 award for structured interest-rate products, from the Poll of Polls for Structured Products Poll during 2004-2009 and the Structured Products 2009 Poll, presented by *Asiamoney* magazine.
- Best Domestic Provider for Innovative FX Products and Structured Ideas award for Thailand, as voted by corporate entities from *Asiamoney* magazine. The Bank received this award for the third consecutive years.
- Best Domestic Provider of FX Services award for Thailand, as voted by financial institutions from *Asiamoney* magazine.
- Best Domestic Provider of FX Services award for Thailand, as voted by corporate entities from *Asiamoney* magazine. The Bank received this award for the third consecutive year.
- Best Domestic Provider of FX Prime Broking Services award for Thailand, as voted by corporate entities from *Asiamoney* magazine. The Bank was honored with this award for the third consecutive year.
- Best Domestic Provider of Single-Bank Electronic Trading Platform award for Thailand, as voted by corporate entities from *Asiamoney* magazine. The Bank was granted this award for the third consecutive year.

Awards for Investment Banking Services

- Best Debt House award for 2009, presented by *Asiamoney* magazine.

- Best Debt House and Best Domestic Investment Bank awards for 2009, presented by *The Asset* magazine.
- Best Bond House award for 2009 in the FinanceAsia Country Awards for Achievement 2009, presented by *FinanceAsia* magazine.
- Best Bond House and Best Project Financing Deal of the Year in Southeast Asia awards for 2009, presented by *Alpha Southeast Asia* magazine.

Awards for SME Business

- A total of nine awards from six projects for a series of commercials called "Fast Long Large", standing for fast credit turnaround time, longer loan terms, and larger loan amounts. These awards included the Silver Prize of the Asia Pacific Advertising Festival (ADFEST) award, the Cannes Silver Lion award of Banking Investment & Insurance, the Third Winner award from the Office of the Consumer Protection Board, four Adman awards, the SPIKES ASIA 2009 award, and the Bangkok Art Directors Association (B.A.D.) award, presented by the Bangkok Art Directors' Association.
- Best Cash & Liquidity Management Bank award (Thailand) from the third annual Best Financial Institution Awards in Southeast Asia, presented by *Alpha Southeast Asia* magazine.

Awards for Retail Business

- Best Retail Bank 2009 award with the largest number of visitors, at the ninth Money Expo 2009, May 7-10, 2009, held at the Queen Sirikit National Convention Center. The Bank also won the Most Attractive Booth award in the large-space category of the event, and the Most Attractive Booth award in the creativity category.
- Lafferty Cards Awards 2009 for Thailand, which presented the Bank with the Best Co-Branded Product award for the Carrefour-KBank Credit Card, and the Best Debit Card award for the K-My Debit Card.
- Thailand National Call Center awards, which presented the Bank with the First Runner Up award for contact centers that are managed by corporate in-house over 50 seats, organized by the Call Center Industry Association (CCIA).
- Excellence in Mortgage Business and Excellence in Mobile Phone Banking awards, in recognition of our K-MOBILE BANKING ATM SIM, presented by *The Asian Banker* magazine. KBank was the only Thai commercial bank in Asia that won these prestigious awards at the regional level.
- Best Private Wealth Management House award (Thailand) from the third annual Best Financial Institution Awards in Southeast Asia, presented by *Alpha Southeast Asia* magazine.

4. Risk Management and Risk Factors[2]

4.1 Overall Risk Management

KASIKORNBANK's risk management has been carried out with an aim to support our business growth and sustainable profitability, as well as to maximize shareholders and investors returns. One of our key risk management principles is the transparency of risk management information.

The Bank has engaged in a consolidated risk management framework, covering risks of the entire KASIKORNBANK FINANCIAL CONGLOMERATE. Our major risks include credit, market, liquidity, operational and strategic risks, as well as other risk factors. To ensure risk management effectiveness, the Bank adheres to risk management strategies that are in line with best practices.

❑ Key Development to Strengthen Risk Management

Realizing the importance of effectiveness and timeliness of risk management in a changing business environment, KASIKORNBANK has continuously developed policies, tools and procedures to manage various types of risk as follows:

- Emphasizing management of the liquidity risk at an appropriate level to ensure sufficient liquidity under normal and stressed situations, the Bank manages the cost of liquidity management by establishing close communication between liquidity managers and business units to enhance efficiency in monitoring of cash flow movements of both current and expected future transactions. The Bank has also conducted an in-depth analysis of cash flow transactions by using models and statistical tools, and developed a system for risk monitoring and effective early warning system. In addition, the Bank has arranged a managerial plan to ensure that our liquidity management suits each problem at different degrees of severity.
- Minimizing potential losses which may arise from customer defaults by adjusting credit risk management criteria and processes. For instances, target customers by industry have been identified, in addition to a close monitoring of customer credit utilization, and structuring of customer credit limits to fit their business nature.
- Further enhancing market risk management efficiency via development of advanced tools and measurements, which consider market volatility, to be used as an early-warning system.

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[2] In the annual report, this chapter is shown in the "Risk Management and Risk Factors" section. In addition, details of various risk management and other related information, in accordance with Pillar 3 requirements of the Bank of Thailand and disclosure principles, are shown in the "Information Disclosure under the Basel II Pillar 3 Principle" report posted on the Bank's website.

- Ongoing improvement of operational risk tools and measures for a variety of products, including credit cards, ATM cards, cheques, as well as Internet banking services.
- Assessment of capital position through stress testing and risk management integration. The results are used for effective and timely portfolio management and business decisions, as well as development of contingency plans for the event of stressed liquidity scenarios.

To ensure that the Bank's risk management is in line with the strategies and potential business conditions in the future, the Bank has focused on the three following management regimes:

- Value-Based Management: Analysis of risks and returns whereby the results are integrated in establishment of business growth direction and capital management, as well as enhancing the effectiveness of resource management.
- Active Portfolio Management: Adopting different tools in order to mitigate risks, and managing loan and its concentration actively and efficiently.
- Advanced Risk Analytics and Risk Intelligence Enhancement: To reinforce the Bank's risk management in support of different customers' needs.

4.2 Risk Management

Although largely comprised of credit risk, the Bank's risk management aims to develop and enhance all types of risk management, including credit, market, liquidity, operational, strategic, and other risks, as follows:

❑ Credit Risk Management

Credit risk refers to the risk that a counterparty or borrower may default on contractual obligations or agreements. Such a default may be caused by the counterparty's inability to pay because of financial encumbrances, or their intention not to abide by the agreements, resulting in a loss to the Bank.

In 2009, the Bank managed and improved the credit risk management policy and process in various dimensions, as follows:

Credit Risk Management Policy

- The Bank has placed emphasis on promoting a unified credit risk management policy within the KASIKORNBANK FINANCIAL CONGLOMERATE, in compliance with the consolidated supervision of the Bank of Thailand.
- The Bank has revised credit risk management policy to enhance efficiency in business operations, especially the launch of new products and services, as well as more complex capital market transactions. Qualifications of supply-chain financing customers, for instance, were revised to ensure increased flexibility in the credit approval process

under the Bank's established risk appetite.

Credit Underwriting and Approval Process

- The Bank has continued to improve the credit approval process to ensure faster credit turnaround time under an acceptable risk appetite. Credit processes and procedures of the KASIKORNBANKGROUP FINANCIAL CONGLOMERATE have also been upgraded for enhanced efficiency.

Loan Portfolio Management

- The Bank has managed the portfolio by setting a loan target for each industry and business group, according to the Bank's credit extension target, economic trends and risk appetites. The status of customers in each industry has been monitored continuously. In addition, we have specified factors/ created measurements to monitor the portfolio quality. The obtained results have been reported to the Bank's executives monthly.

Credit Approval for New Customers

- The Bank has improved the credit underwriting criteria for customers applying for loans for both commercial activities and personal loans that suit customer risk appetites. On the part of loans for commercial activities, the Bank has set additional pre-screening criteria for each industry and classified industries according to their risk level. This helps provide a clearer guideline in screening customers for operational staff. Moreover, the Bank has improved the criteria and authorities related to credit underwriting based on customer credit appetites and the current economic situation.

Existing-Customer Relationship Management

- The Bank has monitored customer credit status continuously via early-warning signs and a behavioral scoring system. Relationship Managers have been assigned to take proper action as soon as negative signals from customers are detected.
- The Bank has regularly carried out stress testing, in order to forecast possible impacts that may affect business operations and debt servicing ability of customers in each segment. Doing this ensures that any problem, if it were to occur, can be solved in a timely manner.
- The Bank has continuously monitored customer use of credit lines, and restructured credit limits of customers who have been affected by the economic downturn, to ensure that the revised credit structure is in better alignment with changing economic conditions and customer cash flows.

Debt Collection for Past-Due Loans

- The Bank has adopted a debt monitoring process with increased efficiency and speed. For retail customers with a record of previous credit use in high-risk transactions, debt collection would start on the first day of late payment.

Credit Risk Position

- Outstanding loans with accrued interest receivables included

  As of December 31, 2009, the Bank's consolidated outstanding loans, including accrued interest receivables, stood at Baht 944,429 million, increasing by Baht 38,935 million, or 4.30 percent, over Baht 905,494 million at the end of 2008.

  As of December 31, 2009, 58.50 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KGroup, accounted for Baht 48,269 million, or 5.17 percent of the Bank's total loan portfolio, which is not high compared to total outstanding loans of the Bank. Classified by customer type, juristic persons accounted for Baht 565,592 million, or 60.56 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 39.44 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 52.96 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of Dec. 31, 2009
41.50%
58.50%
As of Dec. 31, 2008
39.25%
60.75%
Business entities
Individual
Type of Customer
As of Dec. 31, 2009
60.56%
39.44%
As of Dec. 31, 2008
63.02%
36.98%
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of Dec. 31, 2009
52.96%
47.04%
As of Dec. 31, 2008
59.79%
40.21%
0%
20%
40%
60%
80%
100%

The Bank's Consolidated Lending Portfolio
(Including Accrued Interest Receivables)



2.65%
10.93%
13.96%
55.39%
10.81%
6.26%



2.79%
10.73%
12.82%
57.62%
9.31%
6.73%

As of Dec. 31, 2009

- Manufacturing & Commerce
- Real Estate & Construction
- Utilities & Services
- Housing Loans
- Others
- Agricultural & Mining

As of Dec. 31, 2008

- Manufacturing & Commerce
- Real Estate & Construction
- Utilities & Services
- Housing Loans
- Others
- Agricultural & Mining

As of Dec. 31, 2009

Consolidated Loans (Including Accrued Interest Receivables) Classified by Type of Business and Loan Classification



Million Baht
600,000
450,000
300,000
150,000
0
Manufacturing & Commerce
Housing Loans
Utilities & Services
Real Estate & Construction
Agricultural & Mining
Others

Percent of Consolidated Loans (Including Accrued Interest Receivables) Classified by Type of Business and Loan Classification



100%
80%
60%
40%
20%
0%
Manufacturing & Commerce
Housing Loans
Utilities & Services
Real Estate & Construction
Agricultural & Mining
Others

Normal Special Mention Sub-Standard Doubtful Doubtful and Loss

Of the Bank's consolidated lending portfolio, including accrued interest receivables, 93.13 percent were classified as 'Normal' loans. Classified by type of business, Manufacturing & Commerce accounted for 55.39 percent of the total consolidated lending, including accrued interest receivables, which showed the highest ratio. Of this figure, 93.75 percent were classified as 'Normal' loans.

- Non-Performing Loans and Debt Restructuring

Non-Performing Loans

As of December 31, 2009, the Bank's consolidated NPLs stood at Baht 37,152 million, equal to 3.76 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 35,072 million, accounting for 3.56 percent of the total outstanding credit, including that of financial institutions, which increased over the end of 2008. These NPL figures are shown in the table below:

Non-Performing Loans

(Units: Million Baht)

Year Ending	Dec. 31, 2009	Dec. 31, 2008
The Bank's consolidated NPLs	37,152	33,686
Percent of total outstanding credit, including that of financial institutions	3.76	3.09
The Bank-only NPLs	**35,072**	**30,630**
Percent of total outstanding credit, including that of financial institutions	**3.56**	**2.81**

Net Non-Performing Loans

As of December 31, 2009, the Bank's consolidated net NPLs stood at Baht 18,473 million, equal to 1.91 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 17,145 million, accounting for 1.77 percent of the total outstanding credit, including that of financial institutions, which increased over the end of 2008. The net NPL figures are shown in the table below:

Net Non-Performing Loans

(Units: Million Baht)

Year Ending	Dec. 31, 2009	Dec. 31, 2008
The Bank's consolidated net NPLs	18,473	15,712
Percent of total outstanding credit, including that of financial institutions	1.91	1.47
The Bank-only net NPLs	**17,145**	**13,591**
Percent of total outstanding credit, including that of financial institutions	**1.77**	**1.27**

Debt Restructuring

In 2009, the Bank's consolidated pre-written-off, restructured debts totaled Baht 55,294 million, increasing by Baht 7,166 million over 2008. Their losses from debt restructuring stood at Baht 3,073 million, or 5.56 percent of total restructured debts, an increase of Baht 80 million over the year before, or 2.67 percent of total restructured debts.

Non-Performing Loans of Asset Management Company and Foreclosed Properties

Non-Performing Loans of Asset Management Company

– Phethai Asset Management Company Limited

As of December 31, 2009, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 72,616 million, or 98.00 percent of the total initial unpaid principal balance, with an expected recovery rate of 48.00 percent.

The details of NPL resolution and/or restructuring over the past five quarters are shown in the table below:

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Dec. 31, 2009	Sep. 30, 2009	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	72,616	72,565	72,448	72,324	72,294
Percent of the total initial unpaid principal balance	98.00	98.00	98.00	98.00	98.00

– Thai Asset Management Corporation (TAMC)

The Bank has transferred the sub-quality debts of borrowers to the Thai Asset Management Corporation (TAMC). Despite the asset transfer to TAMC, the Bank remains exposed to a proportion of risk in our share of TAMC's potential losses. According to primary information as suggested by TAMC, the Bank had Baht 29 million in losses arising from these sub-quality debt accounts as of December 31, 2009.

Foreclosed Properties

As of December 31, 2009, the Bank's consolidated foreclosed properties had a cost value of Baht 16,654 million, accounting for 1.23 percent of total assets.

Meanwhile, consolidated allowances for impairment of foreclosed properties stood at Baht 1,695 million, equivalent to 10.18 percent of the cost value of those foreclosed properties, which are believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties.

Allowance for Doubtful Accounts and Allowance for Impairment of Assets

As of December 31, 2009, the Bank's consolidated allowances for doubtful accounts and revaluation allowance for debt restructuring totaled Baht 34,045 million. This amount was equivalent to 137.52 percent of the level required by the Bank of Thailand.

The Bank has defined asset impairment as assets with book value higher than expected return.

Regarding the general provisions for performing loans, the Bank has calculated them from relevant factors, namely statistical data of past losses, credit risk, economic conditions, and management experience. The Bank has also set specific provisions for non-performing loans regarding their credit characteristics, together with relevant factors including debtor ability to service debts, collateral, loss statistics, and anticipated losses. Large-sized debtors are considered individually, while retail debtors are considered as a portfolio with similar risk characteristics.

Credit Risk Mitigation

In calculating capital to cushion credit risk, collaterals have been served as loan guarantee, while credit derivatives have been used to mitigate credit risk, as per the following details:

As of Dec. 31, 2009


Credit Derivatives 0.15%
Guarantees
27.73%
Financial Collateral
72.12%

❑ Market Risk Management

Market risks are risks incurred from changes of interest rates, exchange rates, securities prices, commodity prices, and credit derivatives. These changes affect the Bank's present and future income or financial assets and liabilities values.

In 2009, KASIKORNBANK has consistently developed fundamental and necessary processes with an aim of properly and timely management of market risks from transactions related to derivative products and new financial instruments. The Bank has set product management processes for both existing and new financial products, covering both objectives and procedures in transaction executions, as well as related market risk factors. Analyses and impact assessment of potential risks have been conducted, while risk evaluation and controls have also been put in place.

In the recent financial crisis, the Value-at-Risk (VaR) tool failed to reflect risks from tremendous volatility in market prices, which led to crises among several leading global financial institutions. Thus, the Bank has developed a more advanced VaR model that focuses on strong market movement behaviors. The model has been deployed as an early-warning sign for market risk management. This helps the Bank to evaluate losses that might occur from radical market price movements, in addition to the VaR method.

Aside from the existing stress-testing tool used in loss evaluations during the past crises and abnormal market rate movements, in 2009 the Bank developed a Reversed Stress Testing tool which is part of the early-warning system. With this new tool, the Bank are able to identify market scenarios associated with predetermined trigger loss levels, which helps enhance efficiency of the Bank's risk management practices.

The Bank has realized the importance of performance measurement and compensation schemes of business units. We have thus set a policy for fair-value appraisal of financial instruments and derivative contracts for trading-book activities. The policy has been implemented as a key mechanism to maintain the balance of risk management, performance measurement, and compensation schemes for business units involved with trading book activities. With the new policy, the fair-value assessment of financial instruments and derivative products has been conducted completely, precisely, and trustworthily. This includes gradual income realization of illiquid products, and valuation adjustment of financial instruments and derivative product based on various types of risk (such as counterparty risk, and risk from large exposures). In 2010, the Bank plans to adopt the fair value option in structured notes valuation. This measure not only allows booking of structured notes to better reflect their current prices, but has also helped the Bank's financial statement to become less volatile, with better accuracy in the Bank's valuation.

In 2009, the Bank received approval from the Bank of Thailand to calculate our capital by the contingent loss method, which helps evaluate risks of sophisticated transactions more correctly. Thus, the Bank can engage in more diverse transactions, while maintaining our required capital adequacy ratio more properly as per risk magnitude of relevant transactions.

Development of note for market risk management during 2009, as well as related information categorized by trading and banking book activities, are shown as follows:

- Market Risk in Trading Book Activities

KASIKORNBANK is currently exposed to three types of main risks in trading book activities, including interest rate risk, foreign exchange risk, and equity risk. As the Bank has chosen not to retain any position dealing with commodity prices and credit derivatives, they have been managed under a back-to-back policy. In addition, the Bank exposes ourselves to equity risks in order to serve securities underwriting business only. The Bank measures, controls, and maintains related market risks at limited levels under the supervision and control of the Internal Risk Management Department and the Risk Management Committee.

The VaR for 1-day holding period, 99.00-percent confidence level of trading book, was Baht 47 million on average throughout 2009, meaning trading business had average daily potential loss of less than Baht 47 million on 99 out of 100 business days.


Back Testing for Trading Portfolio
VaR
Daily Market Risk-Related Gains and Losses
Frequency
Loss
Profit

- Market Risk in Banking Book Activities

KASIKORNBANK is exposed to risks from interest rates and capital market securities of transactions in banking book activities as follows:

- Interest Rate Risk in Banking Book Activities

In 2009, the Thai economy was adversely affected by the financial crisis overseas, which had a significant impact on interest rate movement in the country. However, the effect on the Bank's interest rate risk profile was minimal, because the Bank has adjusted the balance sheet structure to be consistent with the direction of interest rate risks, as well as the specified risk limits, as a preemptive measure against potential loss from significant changes in interest rates. Nevertheless, the interest rate trend may change in 2010 in light of the economic recovery and government's economic stimulus measures. Therefore, the Bank has re-adjusted our balance sheet structure to be more consistent with future interest rate trends, with consideration placed on net income and underlying economic value, which are expected to change under specified risk limits.

In addition, the Bank has closely monitored interest rate movements and behavior of our customers, which are used in a model to assess interest rate risk more accurately.

The Bank has monitored interest rate risk in banking book activities regularly on a monthly basis, including raising the frequency of risk position monitoring if there is any significant change in the structure of assets and liabilities. In addition, the Bank has prepared an interest rate risk gap report to monitor interest rate risk and assess net interest income sensitivity over the next 12 months, based on an assumption of a 1.00-percent change in interest rate of all types of assets and liabilities at their different re-pricing periods. The results of interest rate risk assessment are as follows:

The Effect of Changing Interest Rate on Net Earnings

(Units: Million Baht)

For the Period Ending	Dec.31, 2009	
	+100 bps	-100 bps
THB	(269)	269
Foreign Currencies	93	(93)
Total Effect of Interest Rate Change	(176)	176

– Equity Risk in the Banking Book

The Bank currently has no policy of extending our equity investments, and has plans to reduce the size of these investments that are not directly related to our core financial businesses. In this endeavor, we analyze relevant information and timing to ensure maximum benefit to the Bank.

❑ Liquidity Risk Management

Liquidity risk is defined as the risk caused by the Bank's inability to meet obligations when they come due – because of an inability to convert assets into cash, or to obtain sufficient funds to meet cash needed with appropriate costs within a limited time period – which may then result in a loss to the Bank.

Amid the economic deterioration in the first half of 2009 as evidenced by weaker-than-expected major economic indicators, the Bank faced higher risks in our operations, especially credit risks stemming from possible increases in non-performing loans. These led to consequential risks, particularly liquidity risks. By adopting a preventive measure, however, the Bank has enhanced and refined liquidity stress testing, as well as added new simulated critical scenarios for effective liquidity risk management. Our assessment of possible impacts from credit risks on the Bank's liquidity showed that we would not be much affected from possible increases in non-performing loans.

During the second half of 2009, overall liquidity within the commercial banking system increased, following lower-than-expected credit expansion due to the economic downturn. However, liquidity within the commercial banking system is foreseen to remain stable, or to slightly decline in 2010, following several economic factors – including a possible decline in foreign direct investments in the wake of domestic political problems, additional government bond issuances for the fiscal year 2010, along with authorities' attempts to make progress on economic stimulus plans, particularly the *Thai Khem Khaeng* project that will likely bolster commercial bank loan growth. To brace for heightened liquidity risks caused by the above factors, the Bank has regularly revised the structure of our financing sources, so that they are in line with market conditions and liquidity trends of the commercial banking system.

In addition, the Bank has continued to focus on further refining our liquidity risk management to be in alignment with world-class standard practices, as well as rules and regulations of the BoT. Our key developments include, for example, a priority given to the impact of systemic risk, and assessment of market capability to facilitate financial transactions in critical situations, which the BoT has recently paid great attention to, and will likely impose related regulations in the future. All of these efforts are to ensure that the Bank has an effective and efficient liquidity management that can support our business growth during normal business environment, sustain our business undertakings during the crisis, as well as assure that we are able to fully comply with new rules and regulations of the BoT under stipulated time constraint.

❑ Operational Risk Management

Operational risk refers to the risk of direct or indirect losses in bank earnings and capital funds, resulting from inadequate processes, personnel, or operating and IT systems, or external events.

In 2009, the Bank has placed great importance on implementing a security system to guard against external fraud risks inherent to major products, such as credit cards, ATM cards, cheques and Internet-based services, etc., for which the Bank has a special unit tasked with investigating irregular transactions and risk factors. The Bank has also utilized a number of tools, such as Key Risk Indicators (KRI), and installed state-of-the-art IT equipment and systems to monitor risk levels and provide early warning to concerned officers, helping thwart, recover from and/or reduce losses incurred by such crimes.

The Bank has initiated the Process Reengineering project aimed at enhancing operational and cost efficiency, which, at the same time, helps strengthen our competitiveness through operational procedure development under the Lean and Six Sigma concepts. Business and support units within various business divisions of the Bank have jointly developed this project.

Aside from this, the Bank has instructed various units of the Bank to undertake assessments of operational risk in regard to new products, to ensure that they have acceptable risk levels and that appropriate controls are in place before they are introduced to the Bank's customers.

In monitoring the effectiveness of risk prevention measures, the Bank has assigned all departments to report their key operational risks, key risk indicators, loss prevention measures, as well as actions taken, with the purpose of maintaining risk prevention process on a regular basis.

❑ Strategic Risk Management

Strategic risk is incurred from formulation of strategies and business plans, as well as inappropriate implementation of such strategies and work plans, or noncompliance with internal factors and external environments, which will affect earnings, capital funds, or even the existence of the KASIKORNBANK FINANCIAL CONGLOMERATE.

The Bank, in 2009, continued to place emphasis on preventing and managing strategic risks. The process to establish and review strategic plans have been established, while operating performance has been efficiently monitored to ensure that our strategic and business plans are in line with internal factors and the external environment that could affect the income, capital funds and existence of the business. Moreover, strategic risk has been controlled under an acceptable level, through setting up of business plan and budget management procedures under the top-down and bottom-up approaches. Strategic plans are established for a three-year period, while budget plans are annually formulated, by taking into consideration reasonable assumptions of both internal and external factors. In addition, consideration has been given to the issue of consistency among work plans, budgets and strategic plans, as well as adequacy of work plans to ensure that they are able to help the Bank reach our business goals.

Furthermore, the Bank has monitored actual performances as compared with the business plans and budget by means of the Balanced Scorecard, so as to analyze the causes of discrepancies and formulate prompt and efficient corrective action.

4.3 Capital Management

As equity capital is fundamental and is the most essential form of funding for financial institutions, effective capital management must therefore be ascribed the highest priority in achieving financial strength and sustainable credibility.

Placing great emphasis on capital management, the Bank's capital management approach is consistent with international practices, as well as being in accordance with the International Capital Adequacy Assessment Process (ICAAP) under Basel II Pillar 2 regime. Since the end of December 2008, the Bank has adopted the Standardized Approach for calculation of Basel II Pillar 1 regulatory capital requirements. Developments of more advanced calculation approaches have been undertaken and will be adopted when deemed appropriate.

❑ Capital Management

As of December 31, 2009, total capital accounted for Baht 152,491 million, consisting of Tier-1 capital amounting to Baht 102,961 million and Tier-2 capital amounting to Baht 49,530 million.

Capital Structure
As of Dec. 31, 2009


Tier-2 Capital
Baht 49,530 million
Baht
152,491 million
Tier-1 Capital
Baht 102,961 million

The minimum capital required for all risk types under Basel II amounted to Baht 85,348 million, equivalent to the risk-weighted assets value of Baht 1,004,092 million. Credit risk constitutes the principal risk of the Bank, or 89.19 percent of total minimum capital requirement.

Basel II Minimum Capital Requirement
As of Dec. 31, 2009


Market Risk
Baht 1,999 million
(2.34%)
Baht
85,348 million
Operational Risk
Baht 7,228 million
(8.47%)
Credit Risk
Baht 76,121 million
(89.19%)

The difference between the Bank's minimum capital requirement under the Basel II Accord, totaling Baht 85,348 million, and the current available capital of Baht 152,491 million, indicates Baht 67,143 million of capital above the minimum requirement. This level of capital beyond regulatory requirements is adequate for future business growth, under both normal and stressed conditions, and reflects our capability to maximize returns to shareholders.

Capital Adequacy
As of Dec. 31, 2009


(Units: Billion Baht)
0
20
40
60
80
100
120
140
160
180
Minimum Capital Requirement
85
Total Capital Base
152
Capital above
Minimum BoT requirement
Credit Risk
Market Risk
Operational Risk

At 15.19 percent Capital Adequacy Ratio (CAR) and 10.25 percent Tier 1 Capital Ratio, exceeding the BoT minimum requirement of 8.50 percent, the Bank's capital is considered to be within the Bank's effective capital management framework.

- Performance Measurement using Risk-Adjusted Return on Capital (RAROC) and Economic Profit (EP)

In 2009, the Bank continued to implement the Value-Based Management (VBM) framework, which is a management practice aiming for the highest value creation for our shareholders through adoption of Risk-Adjusted Return on Capital (RAROC) and Economic Profit (EP). Economic Profit shows net profit after adjusting for both the risk charge and the cost of capital.

In order to create clear operational targets for employees, the Bank has developed directions of performance measurement to be consistent with and related to various management aspects, including business targeting, and strategic and business planning that has taken into consideration complete risk-adjusted returns, risk-based pricing and efficient resource management. In addition, the Bank has measured business performance and analyzed Economic Profits in the dimensions of customer segments, product domains, as well as linkage between customer segments and product domains. Meanwhile, related business units have adopted the value-based analysis for business viability assessment of investment projects to dynamically and efficiently adjust business strategies in line with the fast-changing market environment.

5. Operations of Support Groups

In 2009, KASIKORNBANK continued to make progress on development of all necessary support functions – including human resources, IT facilities, and the Bank's strategic projects – with an aim of enhancing competitiveness and upgrading operational efficiency of core businesses. To summarize:

❑ Human Resource Management for the Highest Business Efficiency of KASIKORNBANKGROUP

In 2009, the Bank continued to develop human resource management to be in accordance with the country's economic environment, so as to enhance the operational efficiency and preparedness of KASIKORNBANKGROUP. Apart from regularly organizing various types of learning courses for employees, the Bank also undertook the following tasks:

- Development of Potential Employees: The Bank emphasized development of knowledge and skills of our potential employees to be consistent with corporate strategies and business plans. An e-learning program was introduced as a new channel to provide our staff with a convenient alternative of learning activities. In addition, knowledge management activities were organized with the purpose of promoting knowledge sharing among employees, which would lead to improvement of work processes and skills.
- Leadership Development Program & Succession Plan: The Bank continuously implemented the Leadership Development Program & Succession Plan for all levels of executives, aiming to be prepared for the Bank's expansion in both short- and long-term prospects. An Individual Development Plan was formulated for selected high-potential staff, with regular monitoring of plan implementation and outcomes.
- Recruitment and Allocation of Staff: It has been a policy of the Bank to adjust its recruitment plan to better respond to the country's economic conditions, as well as our business expansion in China. In 2009, the number of new staff was 3,439, of which 1,376 were Head Office employees, while 2,063 were at Bank branches.
- Performance Management: In aiming to retain our staff with potential, the Bank revised our People Management Goals so that high- and middle-level executives would have Individual Goals to retain their staff with potential, or the so-called "Focused Staff", with the organization. Furthermore, a 360-degree feedback management tool was employed for systematic evaluation of executive behaviors.
- Employee Relations: The Bank was granted the Outstanding Labor Relations Award in the category of large business enterprises with labor unions for the fifth consecutive year, and was the only bank that was granted the Outstanding Welfare honor for the fourth

consecutive year. In addition, for the 2009 annual negotiations between the Bank and labor unions, a satisfactory conclusion was reached in alignment with current business surroundings, and in an appropriate manner in accordance with the stipulations of the Labor Relations Act B.E. 2518 (1975).

- Internal Communications: The Bank introduced new channels to communicate with the employees, particularly concerning initiatives affecting the quality of life and work efficiency of the staff. "Coaching Clinic for Salespersons" programs have been produced for KASIKORNTV to boost competitiveness of our branch staff, nationwide. Handouts have been disseminated in the third week of each month to report the progress of the K-Transformation project. Other media have also been produced to provide knowledge of Influenza A (H1N1) prevention to all staff.

IT Management

IT Security Policy and Infrastructure

In 2009, the Bank reviewed our IT Security Policy, in compliance with the Royal Decree for Control of Electronic Payments Service B.E. 2551 (2008). This new regulation governs the transfer of legitimate holdings of cash, or the transfer of right for cash withdrawal or deduction of funds from a deposit account of a service recipient, opened with the service provider, through electronic channels.

In addition, the Bank organized an e-learning program entitled "Excellence in Information Security Management" for all levels of staff involved in the use of IT, in accordance with the Bank of Thailand's regulations that requires all commercial banks to promote and equip all staff with IT security knowledge. This program was first introduced to 410 employees in IT-related business units, aimed at enhancing their understanding of various types of computer and Internet threats. Additionally, these staff members have been updated with guidance under the Computer Crimes Act, B.E. 2550 (2007).

IT Outsourcing

The Bank undertook preparations by setting up electrical and communication systems for a new computer backup center at the Chaeng Watthana Data Center, while moving the computer backup system from the Phahon Yothin Main Branch to the Chaeng Watthana Data Center. All of these efforts were aimed at ensuring the Bank's uninterrupted operation, as well as enhancing our service efficiency and business expansion.

K-Transformation

In 2009, the Bank's strategic project under "K-Transformation" progressed as planned. Major progress was seen in the Multi-Channel Sales and Services (MSS) project, which has achieved over

80 percent of the plan. The User Acceptance Testing (UAT) was over 95-percent complete, while branch infrastructure systems – particularly a new and refreshed IT infrastructure – have gradually been installed at KBank branches, prior to its full deployment rollout beginning by early 2010. Main functions of the MSS that will be introduced first will include an Automated Lead and Referral System, as well as a Product and Campaign Information Management System. In addition, other service capabilities at branches will be enhanced, such as the account opening process, pre-populated forms, and smart queue system. Regarding the IT Capital (ITC) program, the Bank was in the process of developing and testing linkages between infrastructure systems, particularly the core banking and centralized payment systems, with other IT systems. The functional testing of the solution for loan products was successfully completed, while we started the process of the intensive testing of System Integration, prior to the User Acceptance Testing planned to rollout in 2010. All of these aforementioned efforts are aimed at better meeting the Bank's business needs, enhancing our competitiveness, as well as facilitating swifter development of new and more complex products.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

❑ Subsidiary and Associated Companies

Definitions of subsidiary and associated companies are in alignment with those specified in accounting standards, wherein the Bank discloses such details in the Notes to the Financial Statements.

❑ Investment Policy

The Bank's investment policy can be summarized as follows:

- Strategic Investments

The Bank invests in companies for strategic benefit. The Bank and these companies collaborate on the review of business strategies and cooperation. Such cooperation is achieved through the sharing of various resources, equipment, tools and channels for utmost efficiency and minimum operational redundancy.

- Outsourcing Investments

The Bank invests in companies that support the Bank's operations. These are companies providing services that are not the core business of the Bank, and that would face inflexibility if they were to remain a part of the Bank. Bank executives are appointed as directors of these companies to oversee their management and operating policies, with one director having control over the firms' operations. This helps ensure standardized service quality, as well as maximum efficiency and benefits.

Disclaimer

Certain statements shown in this document are forward-looking statements in respect of financial position or performance of KASIKORNBANK Public Company Limited ("KBank"). KBank has prepared such statements based on several assumptions, and has relied on the financial and other information made available from public sources as of the date these statements were made. Statements with words such as "expect", "believe", "estimate", etc., are types of forward-looking statements involving uncertainties and subject to change at any time due to future events, including but not limited to, changes in the global/national economic, political and regulatory environment. KBank is under no obligation to update these forward-looking statements to correspond to the current situation. Thus, recipients shall carefully review these statements and make an independent decision prior to investing or entering into any transaction.

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ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. OS. 2017/2010

February 25, 2010

To : The President

The Stock Exchange of Thailand

Subject : Notification of the Resolutions of KASIKORNBANK PCL's

Board of Directors Meeting No.2/2553

The Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No.2/2553 held on February 25, 2010 has resolved the following significant matters which can be summarized as follows:

1. To approve the Balance Sheet and Statement of Income for the year ended December 31, 2009 which have been considered by the Audit Committee and audited by the Certified Public Accountant.

2. To approve the appropriation of profit from 2009 operating results and dividend payment as follows:

- No legal reserve appropriation because the Bank's legal reserve has reached the amount required by law.

- Dividend on ordinary shares at the rate of Baht 2.50 per share, of which the Bank has paid interim dividend at the rate of Baht 0.50 per share on September 24, 2009, and will pay the remaining dividend at the rate of Baht 2.00 to the shareholders, by setting the record date on April 20, 2010 to determine the shareholders entitled to receive dividend, and the shareholder register book closing date and suspending shares transfer on April 21, 2010 to compile the shareholder list. The dividend payment shall be made on April 30, 2010.

The Board of Directors deemed that the rate of dividend specified above is appropriate, which is 41.88 percent of the 2009 net profit. The Bank's capital funds remain strong to accommodate continuous growth and business expansion.

3. To approve the convening of the General Meeting of Shareholders No. 98 on Wednesday, April 7, 2010 at 1400 hours at the Bank's Head Office No.1 Soi Rat Burana 27/1, Rat Burana Road, Khwaeng Rat Burana, Khet Ratburana, Bangkok, by setting the record date on March 11, 2010 to determine the shareholders who have the right to attend the Annual General Meeting of Shareholders, and setting the shareholder register book closing date on March 12, 2010 to compile shareholder list pursuant to Section 225 of the Securities and Exchange Act, to consider the following agenda:

../2





1. To consider adopting the Minutes of the General Meeting of Shareholders No. 97 held on April 3, 2009
   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to adopt the said minutes.
2. To acknowledge the Board of Directors' report on year 2009 operations
   Board of Directors' opinion : It is considered appropriate to report the year 2009 operations to the Meeting of Shareholders for acknowledgement.
3. To consider approving the Balance Sheet and the Statement of Income for the year ended December 31, 2009
   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the Balance Sheet and the Statement of Income for the year ended December 31, 2009 which have been considered by the Audit Committee and audited by the Certified Public Accountant.
4. To consider approving the appropriation of profit from 2009 operating results and dividend payment
   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the appropriation of profit from 2009 operating results and dividend payment as follows:
   - No legal reserve appropriation because the Bank's legal reserve has reached the amount required by law.
   - Dividend on ordinary shares at the rate of Baht 2.50 per share, of which the Bank has paid interim dividend at the rate of Baht 0.50 per share on September 24, 2009, and will pay the remaining dividend at the rate of Baht 2.00 to the shareholders, by setting the record date on April 20, 2010 to determine the shareholders entitled to receive dividend, and setting the shareholder register book closing date and suspending shares transfer on April 21, 2010 to compile the list of shareholders pursuant to section 225 of the Securities and Exchange Act. The dividend payment shall be made on April 30, 2010.
5. To consider the election of directors to replace those retiring by rotation
   Board of Directors' opinion : The Board of Directors, exclusive of the nominated directors, approved the proposal of the Human Resources and Remuneration Committee, and considered it appropriate for the Meeting of Shareholders to re-elect Mr. Sukri Kaocharern, M.R. Sarisdiguna Kitiyakara, Mr. Banthoon Lamsam, Dr. Prasarn Trairatvorakul and Dr. Schwin Dhammanungune who are due to retire by rotation, as the Bank's directors for another term. The Board was of the view that they are fully qualified, without any prohibited characteristics for election as directors of a financial institution in accordance with related laws. In addition, they performed their duties with full responsibility,

.../3





ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

prudence and integrity in compliance with the regulatory requirements, objectives and Articles of Association of the Bank, as well as resolutions of the Annual General Meeting. All the proposed directors received concurrence from the Bank of Thailand.

6. To consider approving the remuneration of directors

   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve remuneration for directors, the Advisory Directors to the Management Committee, the Board Committees, the Legal Adviser, as well as the Board of Directors' special bonus for 2010 to remain at the same rate. In addition, it is considered appropriate for the Meeting of Shareholders to approve remuneration for the Risk Management Committee Members, who are Non-executive Directors. The Chairman and/or member of the Risk Management Committee shall receive remuneration at the same rate as that of the Chairman and/or members of the Corporate Governance Committee and the Human Resources and Remuneration Committee, as recommended by the Human Resources and Remuneration Committee.

7. To consider the appointment and the fixing of remuneration of the auditor

   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to appoint Ms. Somboon Supasiripinyo CPA Registration Number 3731, or Mr. Winid Silamongkol CPA Registration Number 3378, or Ms. Wilai Buranakittisopon CPA Registration Number 3920, or Mr. Nirand Lilamethwat, CPA Registration Number 2316, of KPMG Phoomchai Audit Limited as the Bank's auditor. All proposed auditors received concurrence from the Bank of Thailand. It is also proposed to fix the remuneration of the auditors for the year 2010 at Baht 12,245,000 as recommended by the Audit Committee. Other audit fees that may additionally incur under regulatory requirement shall be under discretion of the Management Committee.

8. Other businesses (if any)

Please be informed accordingly.

Yours sincerely,

(Ms. Tida Samalapa)
Corporate Secretary

Board of Directors and Executive Administration
Office of Corporate Secretary
Tel. 0 2470 2679



RECEIVED
2010 MAR -2 PM 4:56
SEC / TM

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Adit Laixuthai, Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref. No. CS.024/2010

February 26, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

RECEIVED
2010 MAR 29 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Feb 26, 10

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
105





ธนาคารกสิกรไทย
KASIKORNBANK

F 24-1

Form to Report on Names of Members and Scope of Work of the Audit Committee

The Board of Directors meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No. 2/2010 held on February 25, 2010 resolved the meeting's resolutions to renew the term of Member of Audit Committee, Mrs. Elizabeth Sam, the renewal of which shall take an effect as of March 29, 2010.

The Audit Committee is consisted of:

1. Chairman of the Audit Committee M.R. Sukhumbhand Kitiyakara — remaining term in office 3 months
2. Member of the Audit Committee Mr. Somchai Bulsook — remaining term in office 3 months
3. Member of the Audit Committee Prof. Khunying Suchada Kiranandana — remaining term in office 3 months
4. Member of the Audit Committee Mrs. Elizabeth Sam — remaining term in office 3 years

Secretary of the Audit Committee Mr. Surasak Dudsdeemaytha

The Audit Committee of the company has the scope of duties and responsibilities to the Board of Directors on the following matters:

1. Review financial statements on a quarterly, semi-annual and annual basis under consultation with the Bank's Finance and Control Division and external auditors in order to ensure that the financial statements of the Bank are accurate and reliable, and in compliance with accounting standards, laws and standards pertaining to the Bank's operations.
2. Review the appropriateness and efficiency of all risk management processes with risk management unit, in consultation with both internal and external auditors.
3. Oversee the efficiency and independence of risk asset review function.
4. Review the Bank's operations to see that they are in compliance with Securities and Exchange Acts, SET regulations and standards or banking laws and regulations pertaining to commercial banking business.
5. Review the effectiveness and appropriateness of the internal control and audit system, independence of the internal audit function and endorsement of the appointment, transfer and termination of employment of the Internal Audit Head.
6. Review the performance of the external auditors; consider, select and recommend to the Board the appointment and annual audit fees of the independent auditors. Hold at least one meeting a year with the external auditors without the presence of management.
7. Evaluate the connected transactions, or transactions with possible conflict of interest in relation to compliance with the laws and regulatory requirements in order to ensure transparency of those transactions.



ธนาคารกสิกรไทย
KASIKORNBANK



8. Consider the disclosure of information on connected transactions, conflicts of interest or certain Bank operations to ensure transparency and appropriateness.
9. Oversee and review complaint or information submitted directly by stakeholders for attention of the Board.
10. Perform other duties, as regulated or assigned by the Board as agreed by the Audit Committee.
11. Submit minutes of each Audit Committee Meeting to the Board of Directors, and prepare the annual Audit Committee Report, signed by the Audit Committee Chairman, summarizing the year's activities giving information or data specified by the Stock Exchange of Thailand for disclosure in the annual report of the Bank.
12. Discuss and review with management or outside experts any matters or activities having a bearing on the Board's oversight responsibilities according to Audit Committee Charter and consolidated supervision policy.
13. At least once a year, the Committee will review its Charter and performance over the past year, taking into account any assessment or comments provided by the Chairman of the Board.

The company hereby certifies that

1. The qualifications of the aforementioned members meet all the requirement of the Stock Exchange of Thailand; and
2. The scope of duties and responsibilities of the Audit Committee as stated above meet all the requirements of the Stock Exchange of Thailand.

Signed ....

(Dr. Prasarn Trairatvorakul)

President



EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Adit Laixuthai, Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.023/2010

February 26, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A

Dear Sirs,

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Feb 26, 10